AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 2014 REGISTRATION NO. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MEDBOX, INC.
(Exact name of registrant as specified in its charter)

Nevada	3585	45-3992444
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

8439 West Sunset Blvd., Suite 101
West Hollywood, CA 90069
800-762-1452
 (Address and telephone number of principal executive offices)

Guy Marsala
Chief Executive Officer
Medbox, Inc.
8439 West Sunset Blvd., Suite 101
West Hollywood, CA 90069
800-762-1452
(Name, address and telephone number of agent for service)

Copies to:
Darrin Ocasio, Esq.
Jeff Cahlon, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

(COVER CONTINUES ON FOLLOWING PAGE)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
☐ Large accelerated filer
☐ Accelerated filer
☐ Non-accelerated filer
☒ Smaller reporting company

   CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount To be Registered		Proposed Maximum Aggregate Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.001 par value per share (1)	7,500	shares	$12.71	$95,325	$11.08
Common Stock, $0.001 par value per share (2)	1,863,354	shares	$12.71	$23,683,230	$2,751.99
Common Stock, $0.001 par value per share (3)	93,168	shares	$12.71	$1,184,165	$137.60
Total number of securities to be registered	1,964,022	shares		$24,962,720	$2,900.67

(1) Represents outstanding shares of common stock offered by the selling stockholders.

(2) Represents shares of common stock issuable upon conversion or repayment of convertible debentures offered by the selling stockholders.

(3) Represents shares of common stock issuable as interest on convertible debentures offered by the selling stockholders.

(4) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, using the average of the high and low prices as reported on the OTCQB on November 3, 2014.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities under this prospectus until the registration statement of which it is a part and filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2014

MEDBOX, INC.
1,964,022 Shares of Common Stock

This prospectus relates to the public offering of up to 1,964,022 shares of common stock of Medbox, Inc. by the selling stockholders, including 7,500 outstanding shares, 1,863,354 shares issuable upon conversion or repayment of convertible debentures, and 93,168 shares issuable as interest on convertible debentures.

The selling stockholders may sell common stock from time to time in the principal market on which the common stock is traded at the prevailing market price or in negotiated transactions.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders. We will pay the expenses of registering these shares.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and are subject to reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk.  You should consider carefully the risk factors beginning on page 7 of this prospectus before purchasing any of the shares offered by this prospectus.

Our common stock is quoted on the OTCQB and trades under the symbol “MDBX”. The last reported sale price of our common stock on the OTCQB on November 4, 2014, was $11.95 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is_________, 2014.

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” before deciding to invest in our common stock.

About Us

Medbox, Inc. (the “Company”) is a Nevada corporation formed on June 16, 1977. We provide medicine-dispensing technology to clients who are involved in dispensing alternative medicine and conventional pharmaceuticals to end-users. Our systems provide control, accountability, and security. Since inception we have focused primarily on the medical marijuana marketplace. Based upon unsolicited inquiries from interested institutional entities we came to understand our technology could be applied to the broader pharmaceutical marketplace. While most individuals associate drug dispensing with pharmacies, whether freestanding or within a hospital setting, numerous other environments dispense pharmaceuticals and these organization, from urgent care facilities to drug rehabilitation, to hospice, to physician offices, to assisted living centers, to prisons, must wrestle with ways to make drugs available but control their distribution. Certain common pharmaceuticals are frequent targets for theft and misuse. Our products and services are directed to help these facility operators gain greater control over these drugs while allowing dispensing in a more economical and controlled manner.

For the six months ended June 30, 2014 and June 30, 2013, we had net income (loss) of ($2,739,681) and $225,160, respectively. For the years ended December 31, 2013 and 2012 we incurred net losses of $556,655 and $344,487, respectively. As of June 30, 2014, we have an accumulated deficit of $3,628,005, stockholders’ equity of $4,408,138 and working capital of $2,140,303.

Our principal executive offices are located at 8439 West Sunset Blvd., Suite 101, West Hollywood, CA 90069. Our telephone number is 800-762-1452. Our website address is www.medbox.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

References to “Medbox”, “we”, “us”, “our” and similar words refer to the Company and its wholly-owned subsidiaries, unless the context otherwise indicates.

Recent Developments

On July 21, 2014, the Company entered into a securities purchase agreement, and on September 19, 2014 and October 20, 2014, the Company entered into amendments thereto (as amended, the “July 2014 Purchase Agreement”) with accredited investors (the “July 2014 Investors”) pursuant to which the Company agreed to sell, and the July 2014 Investors agreed to purchase, convertible debentures (the “July 2014 Purchase Agreement Debentures”) in the aggregate principal amount of $3,500,000, in five tranches. The initial closing under the July 2014 Purchase Agreement, for July 2014 Purchase Agreement Debentures in the aggregate principal amount of $1,000,000, occurred on July 21, 2014. The second closing under the July 2014 Purchase Agreement, for July 2014 Purchase Agreement Debentures in the aggregate principal amount of $1,000,000, occurred on August 25, 2014. The third closing under the July 2014 Purchase Agreement, for a July 2014 Purchase Agreement Debenture in the principal amount of $500,000, occurred on September 26, 2014. The fourth and fifth closings, each for July 2014 Purchase Agreement Debentures in the aggregate principal amount of $500,000 will occur, subject to customary closing conditions, within 2 days and 5 business days, respectively, of the effective date of the registration statement of which this prospectus forms a part.

The July 2014 Purchase Agreement Debentures bear interest at the rate of 10% per year (half of which is due at issuance) and are convertible into common stock at a conversion price of $11.75 per share (subject to adjustment in the event of stock splits, stock dividends, and similar transactions, and in the event of subsequent sales of common stock at a lower purchase price (subject to certain exceptions)). In the event of subsequent sales of common stock (or securities convertible or exercisable into common stock) at a price per share lower than the conversion price (subject to certain exceptions), the conversion price will be reduced to be equal to such lower price. Repayment of principal on the debentures, together with accrued interest thereon will begin on the eleventh day of the fourth month after issuance and will continue on the eleventh day of each of the following 8 successive months thereafter. On each such payment date, the Company will redeem one-ninth of the face amount of the July 2014 Purchase Agreement Debentures, except that, (1) the first and second amortization payments will be for one-sixth of the face amount of the July 2014 Purchase Agreement Debentures, and (2) the eighth and ninth amortization payments will be for one-eighteenth of the face amount of the July 2014 Purchase Agreement Debentures. The Company may make such payments in cash (in which event the Company will pay a 30% premium) or, subject to certain conditions, in shares of common stock valued at 70% of the lowest volume weighted average price of the common stock for the 20 prior trading days (the “July 2014 Purchase Agreement Debentures Amortization Conversion Rate”).

If the Company fails to deliver to the holder any certificate upon conversion of a July 2014 Purchase Agreement Debenture within 2 trading days of the date specified by the holder in any conversion notice (the “July 2014 Purchase Agreement Share Delivery Date”), the Company will be required pay to the holder, in cash, as liquidated damages, $1,000 per trading day for each trading day after such July 2014 Purchase Agreement Share Delivery Date until such certificates are delivered or the holder rescinds such conversion.

As noted above, the Company’s right to make payments of principal and interest in common stock under the July 2014 Purchase Agreement Debentures is subject to certain condition, including:

(a) the Company will have duly honored all conversions and redemptions of the holder, (b) the Company will have paid all amounts (including any liquidated damages owed due to a failure to delivery certificates by any July 2014 Purchase Agreement Share Delivery Date) owing to the holder, (c)(i) there is an effective registration statement for the resale of the shares of common stock issuable upon conversion of the July 2014 Purchase Agreement Debentures or (ii) such shares may be resold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), (d) the common stock is trading on the OTCQB or other eligible market or exchange, (e) there is a sufficient number of authorized but unissued and otherwise unreserved shares of common stock for the issuance of the shares issuable pursuant to the July 2014 Purchase Agreement, (f) there is no existing Event of Default (as defined in the July 2014 Purchase Agreement Debentures) and no existing event which, with the passage of time or the giving of notice, would constitute such an Event of Default, (g) the issuance of the shares would not cause the holder’s beneficial ownership of the Company’s common stock to exceed 4.99% , (h) there has been no public announcement of a pending or proposed Fundamental Transaction or Change of Control Transaction (as defined in the July 2014 Purchase Agreement Debentures) that has not been consummated, (i) the holder is not in possession of any information provided by the Company that constitutes, or may constitute, material non-public information, and (j) the Company has timely filed all reports required to be filed by the Company since the initial closing under the July 2014 Purchase Agreement pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In the event the registration statement of which this prospectus forms a part is not effective within 120 days of the initial closing date under the July 2014 Purchase Agreement, the July 2014 Purchase Agreement Debentures Amortization Conversion Rate will be equal to 63% of the lowest volume weighted average price of the common stock for the 20 prior trading days. In the event the registration statement of which this prospectus forms a part is not effective within 160 days of the initial closing date under the July 2014 Purchase Agreement, the July 2014 Purchase Agreement Debentures Amortization Rate will be equal to 60% of the lowest volume weighted average price of the common stock for the 20 prior trading days.

In connection with the July 2014 Purchase Agreement, the Company entered into a registration rights agreement (the “July 2014 Registration Rights Agreement”) with the July 2014 Investors, pursuant to which the Company agreed to file a registration statement for the resale of the shares of common stock issuable upon conversion of, or payable as interest on, the July 2014 Purchase Agreement Debentures, within 45 days of the initial closing date under the July 2014 Purchase Agreement, and to have such registration statement declared effective within 120 days of the initial closing date under the July 2014 Purchase Agreement.

On September 19, 2014, the Company entered into a securities purchase agreement, and on October 20, 2014, the Company entered into an amendment thereto (as amended, the “September 2014 Purchase Agreement”) with an accredited investor (the “September 2014 Investor”) pursuant to which the Company agreed to sell, and the September 2014 Investor agreed to purchase, convertible debentures (the “September 2014 Purchase Agreement Debentures”, and collectively with the July 2014 Purchase Agreement Debentures, the “Debentures”) in the aggregate principal amount of $2,500,000, in two tranches, the first in the amount of $1,000,000, and the second in the amount of $1,500,000. The initial closing under the September 2014 Purchase Agreement, for a September 2014 Purchase Agreement Debenture in the principal amount of $1,000,000, occurred on September 19, 2014.

The September 2014 Purchase Agreement Debentures bear interest at the rate of 5% per year and are convertible into common stock at a conversion price of $11.75 per share (subject to adjustment in the event of stock splits, stock dividends, and similar transactions, and in the event of subsequent sales of common stock at a lower purchase price (subject to certain exceptions)). In the event of subsequent sales of common stock (or securities convertible or exercisable into common stock) at a price per share lower than the conversion price (subject to certain exceptions), the conversion price will be reduced to be equal to such lower price. Repayment of principal on the September 2014 Purchase Agreement Debentures, together with accrued interest thereon, is due in nine monthly installments, commencing four months from issuance. The Company may make such payments in cash (in which event the Company will pay a 30% premium) or, subject to certain conditions, in shares of common stock valued at 70% of the lowest volume weighted average price of the common stock for the 20 prior trading days (the “September 2014 Purchase Agreement Debentures Amortization Conversion Rate”). The Company paid a fee to a designee of the September 2014 Investor in the amount of $50,000 in connection with the first closing under the September 2014 Purchase Agreement, and agreed to pay a fee of $75,000 to a designee of the September 2014 Investor upon the second closing under the September 2014 Purchase Agreement.

If the Company fails to deliver to the holder any certificate upon conversion of a September 2014 Purchase Agreement Debenture within 2 trading days of the date specified by the holder in any conversion notice (the “September 2014 Purchase Agreement Share Delivery Date”), the Company will be required pay to the holder, in cash, as liquidated damages, $1,000 per trading day for each trading day after such September 2014 Purchase Agreement Share Delivery Date until such certificates are delivered or the holder rescinds such conversion.

As noted above, the Company’s right to make payments of principal and interest under the September 2014 Purchase Agreement Debentures in common stock is subject to certain condition, including:

 (a) the Company will have duly honored all conversions and redemptions of the holder, (b) the Company will have paid all amounts (including any liquidated damages owed due to a failure to delivery certificates by any July 2014 Purchase Agreement Share Delivery Date) owing to the holder, (c)(i) there is an effective registration statement for the resale of the shares of common stock issuable upon conversion of the September 2014 Purchase Agreement Debentures or (ii) such shares may be resold pursuant to Rule 144 under the Securities Act, (d) the common stock is trading on the OTCQB or other eligible market or exchange, (e) there is a sufficient number of authorized but unissued and otherwise unreserved shares of common stock for the issuance the shares issuable pursuant to the September 2014 Purchase Agreement, (f) there is no existing Event of Default (as defined in the September 2014 Purchase Agreement Debentures) and no existing event which, with the passage of time or the giving of notice, would constitute such an Event of Default, (g) the issuance of the shares would not cause the holder’s beneficial ownership of the Company’s common stock to exceed 4.99% , (h) there has been no public announcement of a pending or proposed Fundamental Transaction or Change of Control Transaction (as defined in the September 2014 Purchase Agreement Debentures) that has not been consummated, (i) the holder is not in possession of any information provided by the Company that constitutes, or may constitute, material non-public information, and (j) the Company has timely filed all reports required to be filed by the Company since the initial closing under the September 2014 Purchase Agreement pursuant to the Exchange Act.

In the event the registration statement of which this prospectus forms a part is not effective within 120 days of the initial closing date under the September 2014 Purchase Agreement, the September 2014 Purchase Agreement Debentures Amortization Conversion Rate will be equal to 63% of the lowest volume weighted average price of the common stock for the 20 prior trading days. In the event the registration statement of which this prospectus forms a part is not effective within 160 days of the initial closing date under the September 2014 Purchase Agreement, the September 2014 Purchase Agreement Debentures Amortization Rate will be equal to 60% of the lowest volume weighted average price of the common stock for the 20 prior trading days.

In connection with the September 2014 Purchase Agreement, the Company entered into a registration rights agreement (the “September 2014 Registration Rights Agreement”) with the September 2014 Investor, pursuant to which the Company agreed to file a registration statement for the resale of the shares of common stock issuable upon conversion of, or payable as interest on, the September 2014 Purchase Agreement Debentures, within 45 days of the initial closing date under the September 2014 Purchase Agreement, and to have such registration statement declared effective within 120 days of the initial closing date under the September 2014 Purchase Agreement.

The second closing under the September 2014 Purchase Agreement, for a September 2014 Purchase Agreement Debenture in the principal amount of $1,500,000, will occur, subject to customary closing conditions, within 2 days of the effective date of the registration statement of which this prospectus forms a part.

About This Offering

This prospectus includes the resale of (i) 1,086,956 shares of common stock issuable upon conversion or repayment of the July 2014 Purchase Agreement Debentures, (ii) 776,398 shares of common stock issuable upon conversion or repayment of September 2014 Purchase Agreement Debentures, (iii) 54,348 shares of common stock issuable as interest on the July 2014 Purchase Agreement Debentures, and (iv) 38,820 shares of common stock issuable as interest on the September 2014 Purchase Agreement Debentures. As noted above, the Company may, subject to certain conditions, make principal and interest payments on the Debentures in shares of common stock valued at 70% of the lowest volume weighted average price of the common stock for the 20 prior trading days. Because of the variable nature of the July 2014 Purchase Agreement Debentures Amortization Conversion Rate and the September 2014 Purchase Agreement Debentures Amortization Conversion Rate applicable in the event the Company makes payments of principal and interest in shares of common stock, the number of shares the Company may issue upon repayment of or as interest on the Debentures cannot presently be determined. The number of shares issuable upon repayment of the Debentures, or as interest on the Debentures, included in this prospectus, represents an estimate of the number of such issuable shares. The number of shares issuable upon repayment of the Debentures was estimated based on 200% of the amount of shares the Company would issue as repayment of $6,000,000 in principal on the Debentures at an assumed conversion price of $6.44 (equal to 70% of the closing price of the Company’s common stock on September 30, 2014). The number of shares issuable as interest on the Debentures was estimated based on 200% of the number of shares the Company would issue as interest under a 5% interest rate on $6,000,000 principal over one year at an assumed conversion price of $6.44.

This prospectus also includes the resale of an additional 7,500 shares of common stock issued to a selling stockholder for legal services.

The following table sets forth: (i) the aggregate number of shares of the Company’s common stock that the Debentures (including accrued interest thereon) would be convertible into if the Debenture holders exercised their right to convert at the fixed conversion price of $11.75, (ii) the total possible number of shares issuable upon repayment of the Debentures, (iii) the total dollar value of the common stock issuable upon repayment of the Debentures based on a market price per share on the date of the sale of the Debentures, and (iv) the total possible profit the selling stockholders could realize as a result of the conversion discount for the common stock issuable upon repayment of the Debentures, assuming various market prices and amortization conversion rates.

Aggregate number of shares of common stock that the Debentures (including accrued interest thereon) would be convertible into if the Debenture holders exercised their right to convert at the fixed conversion price of $11.75	536,170
Total possible number of shares issuable upon repayment of the Debentures	Indeterminate (2)
Total dollar value of the common stock issuable upon repayment of the Debentures based on a market price per share on the date of the sale of the Debentures (1)	$8,571,429
Total possible profit the selling stockholders could realize as a result of the conversion discount for the common stock issuable upon repayment of the Debentures, assuming Amortization Conversion Rate of $6.44 (corresponding to market price of $9.20)	$2,571,429
Total possible profit the selling stockholders could realize as a result of the conversion discount for the common stock issuable upon repayment of the Debentures, assuming Amortization Conversion Rate of $4.83 (corresponding to market price of $6.90	$2,571,429
Total possible profit the selling stockholders could realize as a result of the conversion discount for the common stock issuable upon repayment of the Debentures, assuming Amortization Conversion Rate of $3.22 (corresponding to market price of $4.60)	$2,571,429

(1) Based on market price of $15.43 (the closing price of the common stock on July 21, 2014, the initial closing date under the July 2014 Purchase Agreement) with respect to $3,500,000 of Debentures and a market price of $8.62 (the closing price of the common stock on September 19, 2014, the initial closing date under the September 2014 Purchase Agreement) with respect to $2,500,000 of Debentures. The number of shares issuable for purposes of this calculation is based on a 30% discount to such market price. The dollar value is calculated by multiplying such number of shares by such market prices.

(2) As noted above, in the event the Company elects to (as meets the conditions for) repaying the Debentures in common stock, because of the variable nature of the Amortization Conversion Rate (which varies with the market price of the common stock), the total number of shares the Company may possibly issue as repayment of the Debentures is indeterminate and unlimited.

RISK FACTORS

Risks Related to Our Business

Our continued success is dependent on additional states legalizing medical marijuana and additional localities in California passing legislation to allow dispensaries.

Continued development of the medical marijuana market is dependent upon continued legislative authorization of marijuana at the state level for medical purposes and, in certain states, including California, based on the specifics of the legislation passed in that state, on local governments authorizing a sufficient number of dispensaries. Any number of factors could slow or halt the progress. Further, progress, while encouraging, is not assured and the process normally encounters set-backs before achieving success. While there may be ample public support for legislative proposal, key support must be created in the legislative committee or a bill may never advance to a vote. Numerous factors impact the legislative process. Any one of these factors could slow or halt the progress and adoption of marijuana for medical purposes, which would limit the market for our products and negatively impact our business and revenues.

There is no track record for companies pursuing our strategy and if our strategy is unsuccessful, we will not be profitable and our stockholders could lose their investments.

There is no track record for companies pursuing our strategy, and there is no guarantee that our strategy will be successful or profitable. If our strategy is unsuccessful, we may fail to meet our objectives and not realize the revenues or profits from the business we pursue, which may cause the value of the Company to decrease, thereby potentially causing our stockholders to lose their investments. The success of our strategy will depend on numerous factors including:

•	the success of dispensary and cultivation operations at locations which we may enter into contracts to oversee the management of;

•
our ability to locate suitable candidates to serve on the board of directors of each retail dispensary or cultivation center for locations for which we may arrange and oversee license applications for;

•
our ability to find parties that agree to purchase the real estate for which we enter into purchase agreements, so that we will not be required to purchase the property ourselves or forfeit our earnest money deposits;

•	our ability to find landlords that charge a reasonable rent for each property used for the submission of a license application; and

•	our ability to obtain adequate financing to market and produce our portable vaporizer products;

We may not succeed in entering into management rights agreements with licensees, or finding suitable parties to assign such management rights to.

Under our new business strategy (see “Business Overview”), we enter into real estate purchase agreement contracts and arrange to form a new non-affiliated legal entity that applies for a license for a marijuana retail, dispensary or cultivation center at such location. We assist the legal entity in applying for this license. Prior to or following the entity’s receipt of the license, we then seek to enter into a management rights agreement for this location with this entity, pursuant to which the entity grants us the exclusive, assignable right and obligation to manage the operations for this location for a percentage of the income generated by such operations. Under such an arrangement, we do not seek to manage such operations ourselves, but assign our rights under the management rights agreement to an unaffiliated party, in exchange for upfront and monthly fees, and enter into additional contracts with such parties for the management oversight of such individual licensed dispensary, retail, or cultivation centers in exchange for additional compensation. We do not have any formal contractual relationship or control over the newly formed legal entities that we  assist in obtaining licenses, and there is no assurance these entities will continue to grant us exclusive management rights for the centers. Further, there is no assurance we will continue to find suitable parties to assign such management rights to. If we fail to enter into management rights agreements, or to assign such management rights as planned, our business will suffer.

The alternative medicine industry faces strong opposition.

It is believed by many that well-funded, significant businesses may have a strong economic opposition to the medical marijuana industry as currently formed. We believe that the pharmaceutical industry clearly does not want to cede control of any compound that could become a strong selling drug. For example, medical marijuana will likely adversely impact the existing market for Marinol, the current “marijuana pill” sold by mainstream pharmaceutical companies. Further, the medical marijuana industry could face a material threat from the pharmaceutical industry should marijuana displace other drugs or simply encroach upon the pharmaceutical industry’s market share for compounds such as marijuana and its component parts. The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical marijuana movement. Any inroads the pharmaceutical industry makes in halting or rolling back the medical marijuana movement could have a detrimental impact on the market for our products and thus on our business, operations and financial condition.

Marijuana remains illegal under federal law.

Marijuana remains illegal under federal law. It is a schedule-I controlled substance. Even in those jurisdictions in which the use of medical marijuana has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, federal law criminalizing the use of marijuana trumps state laws that legalize its use for medicinal purposes. At present the states are standing tall against the federal government, maintaining existing laws and passing new ones in this area. This may be because the Obama administration has made a policy decision to allow states to implement these laws and not prosecute anyone operating in accordance with applicable state law. However, we face another presidential election cycle in 2016, and a new administration could introduce a less favorable policy. A change in the federal attitude towards enforcement could cripple the industry. Although we do not market, sell, or produce marijuana or marijuana related products, there is a risk that we could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or deemed to be aiding or abetting, or being an accessory to, a violation of the Controlled Substances Act. Further, the medical marijuana industry is our primary target market, and if this industry was unable to operate, we would lose the majority of our potential clients, which would have a negative impact on our business, operations and financial condition.

Our clients may have difficulty accessing the service of banks, which may make it difficult for them to purchase our products and services.

As discussed above, the use of marijuana is illegal under federal law. Therefore, there is a compelling argument that banks cannot accept for deposit funds from the drug trade and therefore cannot do business with our clients that traffic in marijuana, and clinic operators often have trouble finding a bank willing to accept their business. On February 14, 2014, the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) released guidance to banks “clarifying Bank Secrecy Act (“BSA”) expectations for financial institutions seeking to provide services to marijuana-related businesses.” In addition, U.S. Rep. Jared Polis (D-CO) has stated he will seek an amendment to banking regulations and laws in order to allow banks to transact business with state-authorized medical marijuana businesses. While these are positive developments, there can be no assurance this legislation will be successful, that even with the FinCEN guidance that banks will decide to do business with medical marijuana retailers, or that in the absence of actual legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. The inability of potential clients in our target market to open accounts and otherwise use the service of banks may make it difficult for them to purchase our products and services.

We have a limited operating history and operate in a new industry, and we may not succeed.

We have a limited operating history and may not succeed. We are subject to all risks inherent in a developing business enterprise. Our likelihood of continued success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with manufacturing specialty products and the competitive and regulatory environment in which we operate. For example, the medical marijuana industry is a new industry that as a whole may not succeed, particularly should the Federal government change course and decide to prosecute those dealing in medical marijuana under Federal law. If that happens there may not be an adequate market for our products. As a new industry there are not established players whose business model we can follow or build on the success of. Similarly, there is not information about comparable companies available for potential investors to review in making a decision about whether to invest in Medbox. Further, as the medical marijuana industry is a new market it is ripe for technological advancements that could limit or eliminate the need for our products.

You should further consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages. For example, unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to our new products. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, such failure could materially harm our business to the point of having to cease operations and could impair the value of our common stock to the point investors may lose their entire investment.

We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders.

We may require additional capital for future operations.  We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

•	cash provided by operating activities;
•	available cash and cash investments; and
•	capital raised through debt and equity offerings.

Current conditions in the capital markets are such that traditional sources of capital may not be available to us when needed or may be available only on unfavorable terms. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our liquidity, financial condition, results of operations and prospects.  Further, if we raise capital by issuing stock, the holdings of our existing stockholders will be diluted.

If we raise capital by issuing debt securities, such debt securities would rank senior to our common stock upon our bankruptcy or liquidation. In addition, we may raise capital by issuing equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, which may adversely affect the market price of our common stock. Finally, upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both.

We may incur substantial costs as a result of our agreement to purchase stock of MedVend, Inc.

In March 2013, we entered into a Membership Interest Purchase Agreement with the holders (the “MedVend Sellers”) of 94.8% of the equity interests in MedVend Holdings, LLC, the holding company for MedVend, LLC (“MedVend”), a bio-tech company that features a patented automated medicine dispensing machine used for traditional prescription pharmaceutical dispensing, and several related entities. Pursuant to the agreement, we agreed to acquire 50% of the equity interests in MedVend Holdings in exchange for $4.1 million to be paid $300,000 in cash at closing and $3.8 million to be paid in either cash or our common stock on the 10th business day after the one-year anniversary of the closing. As noted below, we were subsequently served with a complaint alleging that the Sellers did not have authority to enter into the transaction with us because the consent of the minority stockholders was required. We obtained a dismissal from the action and we are in litigation with the MedVend Sellers to rescind the Membership Interest Purchase Agreement. If we are unable to rescind this agreement, we will owe the $300,000 in cash and $3.8 million in cash or shares of our common stock.

Our financial statements may not be comparable to those of other companies.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates, and our stockholders and potential investors may have difficulty in analyzing our operating results if comparing us to such companies.

The success of our new and existing products and services is uncertain.

We have committed, and expect to continue to commit, significant resources and capital to develop and market existing product and service enhancements and new products and services. These products and services are relatively untested, and we cannot assure you that we will achieve market acceptance for these products and services, or other new products and services that we may offer in the future. Moreover, these and other new products and services may be subject to significant competition with offerings by new and existing competitors in the business of dispensing regulated pharmaceutical products. In addition, new products, services and enhancements may pose a variety of technical challenges and require us to attract additional qualified employees. The failure to successfully develop and market these new products, services or enhancements could seriously harm our business, financial condition and results of operations.

Our business is dependent upon continued market acceptance by consumers.

We are substantially dependent on continued market acceptance of our Medbox machines and our vaporizer products by consumers. Although we believe that the use of dispensing machines and vaporizers s in the United States is gaining better consumer acceptance, we cannot predict the future growth rate and size of this market.

If we are able to expand our operations, we may be unable to successfully manage our future growth.

Since we initiated product sales in 2010, our business has grown significantly. This growth has placed substantial strain on our management, operational, financial and other resources. If we are able to continue expanding our operations in the United States and in other countries where we believe our products will be successful, as planned, we may experience periods of rapid growth, which will require additional resources. Any such growth could place increased strain on our management, operational, financial and other resources, and we will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. In addition, we will need to expand the scope of our infrastructure and our physical resources. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business and results of operations.

Our business may expose us to product liability claims for damages resulting from the design or manufacture of our products. Product liability claims, whether or not we are ultimately held liable for them, could have a material adverse effect on our business and results of operations

We may be subject to product liability claims if any of our products are alleged to be defective or cause harmful effects. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products.

Any future litigation could have a material adverse impact on our results of operations, financial condition and liquidity, particularly since we do not currently have adequate director and officer insurance.  Our lack of adequate D&O insurance may also make it difficult for us to retain and attract talented and skilled directors and officers.

From time to time we may be subject to litigation, including potential stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. Although we have obtained directors and officers liability (“D&O”) insurance to cover such risk exposure for our directors and officers, the amount of D&O insurance we have obtained is lower than customary for public companies, Such insurance generally pays the expenses (including amounts paid to plaintiffs, fines, and expenses including attorneys’ fees) of officers and directors who are the subject of a lawsuit as a result of their service to the Company. The amount of D&O insurance we have obtained may not be adequate to cover such expenses should such a lawsuit occur, and our deductibles are higher than we may be able to pay. While neither Nevada law nor our Articles of Incorporation or bylaws require us to indemnify or advance expenses to our officers and directors involved in such a legal action, we have entered into an indemnification agreement with our Chief Executive Officer and intend to enter into similar agreements with other officers and directors. Without adequate D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Further, our lack of adequate D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

Our prior operating results may not be indicative of our future results.

You should not consider prior operating results with respect to revenues, net income or any other measure to be indicative of our future operating results. The timing and amount of future revenues will depend almost entirely on our ability to sell our products and services to new customers. Our future operating results will depend upon many other factors, including:

•	the level of product and price competition,

•
our ability to successfully implementing our new business model, including developing properties and selling management rights associated with monitoring security and compliance attributes for such properties,

•	our success in expanding our business network and managing our growth,

•	our ability to develop and market product enhancements and new products,

•	the timing of product enhancements, activities of and acquisitions by competitors,

•	the ability to hire additional qualified employees, and

•	the timing of such hiring and our ability to control costs.

The integration of the Vaporfection acquisition may be more costly and time consuming than we initially expected and the acquired product line may not be able to be sold at sufficient gross margin and volume levels in order to support the operations or justify the recorded values for intangible assets or goodwill.

The acquisition of Vaporfection International, Inc. in April 2013 included a requirement that we invest approximately $1,600,000 over time for various past obligations and future operations. Among the assets we acquired were an existing product line and a developmental product. With the popularity of vaporizer products increasing many competitors have entered the market, some of whom are very well capitalized. In addition, the market leader has significant early advantages over our product and we expect to have to significantly reduce our production costs for our products to be competitive in the market. Further, significant advertising is needed to generate demand for the products in an overcrowded vaporizer environment. With the existing cost structure of the acquired product and the high cost of entering the market, we may not be able to generate sufficient gross product margin on sales to support the operations of this subsidiary.

We may be unable to adequately protect or enforce our patents and proprietary rights.

Our continuing success depends, in part, on our ability to protect our intellectual property and maintain the proprietary nature of our technology through a combination of patents, licenses and other intellectual property arrangements, without infringing the proprietary rights of third parties. We currently own ten issued U.S. patents and nine pending U.S. patent applications. We cannot assure you that these patents will be held valid if challenged, or that other parties will not claim rights in or ownership of our patent and other proprietary rights. We also cannot assure you that our pending patents will be issued. Moreover, patents issued to us or those we license patents from may be circumvented or fail to provide adequate protection.

We depend upon key personnel, the loss of which could seriously harm our business.

Our operating performance is substantially dependent on the continued services of our executive officers and key employees, in particular, Guy Marsala, our Chief Executive Officer, Matthew Feinstein, our Vice President and C. Douglas Mitchell, our Chief Financial Officer. The unexpected loss of the services of Mr. Marsala, Mr. Feinstein or Mr. Mitchell could have a material adverse effect on our business, operations, financial condition and operating results, as well as the value of our common stock.

Various herbal drugs dispensed by our products are subject to numerous governmental regulations and it can be costly to comply with these regulations and to develop compliant products and processes.

Various herbal medicines dispensed by our products are subject to rigorous regulation by the U.S. Food and Drug Administration, and numerous international, supranational, federal, and state authorities. The process of obtaining regulatory approvals to market a drug or medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs. In addition, no assurance can be given that we will remain in compliance with applicable FDA and other regulatory requirements once clearance or approval has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling, and advertising.

Laws and regulations affecting the medical marijuana industry are constantly changing, which could detrimentally affect our business, and we cannot predict the impact that future regulations may have on us.

Local, state and federal medical marijuana laws and regulations are broad in scope and they are subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or to alter one or more of our sales or marketing practices. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our revenues, profitability, and financial condition.

In addition, it is possible that regulations may be enacted in the future that will be directly applicable to Medbox and our products. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. These potential effects could include, however, requirements for the revisions to our products to meet new standards, the recall or discontinuance of certain products, or additional record keeping and reporting requirements. Any or all of these requirements could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to the Company’s Common Stock

Our stock price has been extremely volatile.

The market price of our common stock as has been extremely volatile and could be subject to significant fluctuations due to changes in sentiment in the market regarding our operations or business prospects, among other factors.

Among the factors that could affect our stock price are:

▪	industry trends and the business success of our vendors;
▪	actual or anticipated fluctuations in our quarterly financial and operating results and operating results that vary from the expectations of our management or of securities analysts and investors;
▪	our failure to meet the expectations of the investment community and changes in investment community recommendations or estimates of our future operating results;
▪	announcements of strategic developments, acquisitions, dispositions, financings, product developments and other materials events by us or our competitors;
▪	regulatory and legislative developments;
▪	litigation;
▪	general market conditions;
▪	other domestic and international macroeconomic factors unrelated to our performance; and
▪	additions or departures of key personnel.

Because our common stock is not listed on any national securities exchange, investors may find it difficult to buy and sell our shares.

Our common stock is not listed on any national securities exchange. Accordingly, investors may find it more difficult to buy and sell our shares than if our common stock was traded on an exchange. Although our common stock is traded on the OTCQB it is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than the NASDAQ Capital Market or other national securities exchanges. These factors may have an adverse impact on the trading and price of our common stock.

Sales by our stockholders of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

A substantial portion of our total outstanding shares of common stock may be sold into the market under Rule 144 promulgated under the Securities Act. Such sales could cause the market price of our common stock to drop, even if our business is doing well. Such sales may include sales by officers and directors of the Company, who have entered into pre-arranged stock trading plans to sell shares of the Company’s common stock beneficially owned by them, established under Rule 10b-5-1 of the Securities Exchange Act of 1934, as amended.

Further, the market price of our common stock could decline as a result of the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Beneficial ownership of our common stock is highly concentrated.

As of November 4, 2014, our officers, directors and principal stockholders (those holding 5% or more of outstanding shares) beneficially own approximately 78% of our outstanding common stock, including approximately 65% of our outstanding shares which are beneficially owned by Vincent Mehdizadeh, our largest stockholder. As a result, management and our principal stockholders have the ability to control substantially all matters submitted to our stockholders for approval including:
a)    election of our Board of Directors;
b)    removal of any of our directors;
c)    amendment of our Articles of Incorporation or bylaws; and
d)    adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

In addition, the concentration of our stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Our preferred stock may have rights senior to those of our common stock which could adversely affect holders of common stock.

Our Articles of Incorporation give our Board of Directors the authority to issue additional series of preferred stock without a vote or action by our stockholders. The Board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights. The rights granted to holders of preferred stock in the future may adversely affect the rights of holders of our common stock.  Any such authorized class of preferred stock may have a liquidation preference – a pre-set distribution in the event of a liquidation – that would reduce the amount available for distribution to holders of common stock or superior dividend rights that would reduce the amount of dividends that could be distributed to common stockholders. In addition, an authorized class of preferred stock may have voting rights that are superior to the voting right of the holders of our common stock.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies, but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

We do not expect to pay any cash dividends in the foreseeable future.

We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, and such other factors as our Board of Directors deems relevant. Accordingly, investors may need to sell their shares of our common stock to realize a return on their investment, and they may not be able to sell such shares at or above the price paid for them.

We can sell additional shares of common stock without consulting stockholders and without offering shares to existing stockholders, which would result in dilution of existing stockholders’ interests in Medbox and could depress our stock price.

Our Articles of Incorporation authorize 100,000,000 shares of common stock, of which 30,442,517 shares of common stock are issued and outstanding as of November 4, 2014, and 10,000,000 shares of preferred stock, of which 3,000,000 shares are outstanding as of November 4, 2014, and our Board of Directors is authorized to issue additional shares of our common stock and preferred stock, including up to 2,000,000 shares of common stock authorized under our 2014 Equity Incentive Plan. Although our Board of Directors intends to utilize its reasonable business judgment to fulfill its fiduciary obligations to our then existing stockholders in connection with any future issuance of our capital stock, the future issuance of additional shares of our common stock or preferred stock convertible into common stock would cause immediate, and potentially substantial, dilution to our existing stockholders, which could also have a material effect on the market value of the shares.

Price adjustment and anti-dilution provisions under the Debentures may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors.

The Debentures sold in our July 2014 and September 2014 private placements provide that the conversion price will adjust to the lowest price per share at which we sell or issue or are deemed to sell or issue additional shares (with certain exceptions). In addition, the Company may, subject to certain conditions, repay the Debentures in shares of common stock, valued at 70% of the lowest volume weighted average price of the common stock for the 20 prior trading days. These provisions may make it more difficult and more expensive for us to raise capital in the future and may result in further dilution to shareholders.

FORWARD-LOOKING STATEMENTS

Information in this prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different than the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

Examples of forward-looking statements include, but are not limited to, statements regarding our proposed services, market opportunities and acceptance, expectations for revenues, cash flows and financial performance, and intentions for the future. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” in this prospectus. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact be accurate. Further, we do not undertake any obligation to publicly update any forward-looking statements, except as may be required under applicable securities laws. As a result, you should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We will receive no proceeds from the sale of shares of common stock offered by the selling stockholders.

SELLING SECURITY HOLDERS

This prospectus relates to the offering by the selling stockholders of up to 1,964,022 shares of common stock, including 7,500 outstanding shares, 1,863,354 shares issuable upon conversion or repayment of convertible debentures, and 93,168 shares issuable as interest on convertible debentures.

The following table sets forth, based on information provided to us by the selling stockholders or known to us, the name of each selling stockholder, the nature of any position, office or other material relationship, if any, which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, and the number of shares of our common stock beneficially owned by the stockholder before this offering. The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

We have assumed all shares of common stock reflected on the table will be sold from time to time in the offering covered by this prospectus. Because the selling stockholders may offer all or any portions of the shares of common stock listed in the table below, no estimate can be given as to the amount of those shares of common stock covered by this prospectus that will be held by the selling stockholders upon the termination of the offering.

Selling Stockholder	Number of Shares Beneficially Owned Before Offering		Number of Shares Offered		Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned After Offering (1)
Redwood Management LLC (2)	106,383	(3)	570,652	(4)	0	0
Redwood Fund II LLC (2)	46,809	(5)	251,087	(6)	0	0
Redwood Fund III Ltd. (2)	59,575	(5)	319,565	(7)	0	0
YA Global Master SPV, Ltd. (8)	85,106	(9)	815,218	(10)	0	0
Darrin Ocasio (11)	7,500		7,500	(12)	0	0

* Less than 1%.

(1) Based on 30,442,517 shares of common stock issued and outstanding as of November 4, 2014.
(2) Gary Rogers has voting and dispositive power over the securities of the Company held by the selling stockholder.
(3) Represents shares of common stock issuable upon conversion of the Debentures purchased by the selling stockholder under the first, second and third closings under the July 2014 Purchase Agreement.
(4) Represents (i) 543,478 shares issuable upon conversion or repayment of July 2014 Purchase Agreement Debentures, and (ii) 27,174 shares issuable as interest on July 2014 Purchase Agreement Debentures.
(5) Represents shares of common stock issuable upon conversion of the Debentures purchased by the selling stockholder under the first and second closings under the July 2014 Purchase Agreement. (The selling stockholder did not purchase any Debentures under the third closing under the July 2014 Purchase Agreement.)
(6) Represents (i) 239,130 shares issuable upon conversion or repayment of July 2014 Purchase Agreement Debentures, and (ii) 11,957 shares issuable as interest on July 2014 Purchase Agreement Debentures.
(7) Represents (i) 304,348 shares issuable upon conversion or repayment of July 2014 Purchase Agreement Debentures, and (ii) 15,217 shares issuable as interest on July 2014 Purchase Agreement Debentures.
(8) Mark Angelo has voting and dispositive power over the securities of the Company held by the selling stockholder.
(9) Represents shares issuable upon conversion of the Debenture purchased by the selling stockholder under the first closing under the September 2014 Purchase Agreement.
(10) Represents (i) 776,398 shares issuable upon conversion or repayment of September 2014 Purchase Agreement Debentures, and (ii) 38,820 shares issuable as interest on September 2014 Purchase Agreement Debentures.
(11) The selling stockholder is securities counsel to the Company.
(12) Represents shares issued for legal services.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following description of our capital stock is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by our Articles of Incorporation and bylaws, and by the applicable provisions of Nevada law.

Our authorized capital stock consists of 110,000,000 shares of stock consisting of (i) 100,000,000 shares of common stock, $0.001 par value per share and (ii) 10,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

The Board of Directors is authorized to issue, without stockholder approval, any authorized but unissued shares of our common stock. Each share of our common stock is entitled to share pro rata in dividends and distributions with respect to our common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has any preemptive right to subscribe for any of our securities. Upon our dissolution, liquidation or winding up, the assets will be divided pro rata on a share-for-share basis among holders of the shares of common stock after any required distribution to the holders of preferred stock, if any. All shares of common stock outstanding are fully paid and non-assessable.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of preferred stock, the holders of the shares possess all voting power. The holders of shares of our common stock do not have cumulative voting rights in connection with the election of the Board of Directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Liquidation Rights

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up.

Absence of Other Rights

Holders of common stock have no preferential, preemptive, conversion or exchange rights.

Preferred Stock

The Board of Directors is authorized, without further stockholder approval, to issue from time to time any of our authorized but unissued shares of preferred stock. The preferred stock may be issued in one or more series and the Board of Directors may fix the rights, preferences and designations thereof. Holders of our preferred stock are not entitled to any preemptive or preferential rights to subscribe for additional shares of our capital stock.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Series A Preferred Stock

5,000,000 shares of Preferred Stock have been designated Series A Preferred Stock, of which 3,000,000 shares are issued and outstanding as of the date of this prospectus.

Dividend Rights

Holders of the Series A Preferred Stock are entitled to receive dividends or other distributions with the holders of the common stock on an as converted basis when, as and if declared by our Board of Directors.

Conversion Rights

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof and subject to notice requirements described in our Articles of Incorporation, at any time, into five shares of our common stock.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, holders of Series A Preferred Stock are entitled to receive, prior to the holders of the other series of preferred stock and prior and in preference to any distribution of the assets or surplus funds of the Company to the holders of any other shares of our stock, an amount equal to $1.00 per share of Series A Preferred Stock held, plus all declared but unpaid dividends thereon. A liquidation includes the acquisition of the Company by another entity or the sale of all or substantially all of our assets, unless the holders of a majority of the Series A Preferred Stock agree otherwise.

Voting Rights

The holders of Series A Preferred Stock vote as a single class with the holders of our common stock.  Holders of Series A Preferred Stock have such number of votes as is determined by multiplying (a) the number of shares of Series A Preferred Stock held by such holder, (b) the number of issued and outstanding shares of the Series A Preferred Stock and common stock on a fully-diluted basis and (c) 0.00000025.

Additional Voting Rights

The consent of the holders of a majority of the outstanding shares of Series A Preferred Stock is required for us to do any of the following: (i) take any action that would alter, change or affect the rights, preferences, privileges or restrictions of the Series A Preferred Stock, increase the authorized number of shares of the Series A Preferred Stock or designate any other series of Preferred Stock; (ii) increase the size of any of our equity incentive plans or arrangements; (iii) make fundamental changes to our business; (iv) make any changes to the terms of the Series A Preferred Stock or to our Articles of Incorporation or bylaws, including by designation of any stock; (v) create a new class of shares having preferences over or being on a parity with the Series A Preferred Stock as to dividends or assets, unless the purpose of creation of such class is, and the proceeds to be derived from the sale and issuance thereof are to be used for, the retirement of all Series A Preferred Stock then outstanding; (vi) make any change in the size or number of authorized Directors; (vii) repurchase any of the our common stock; (viii) sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell and leaseback, all or substantially all of our property or business or more than 50% of our stock in a single transaction; (ix) make any payment of dividends or other distributions or any redemption or repurchase of stock or options or warrants to purchase our stock; or (x) sell any additional shares of preferred stock.

Anti-Takeover Provisions of Our Articles of Incorporation and bylaws and Nevada Law

General

A number of provisions of our Articles of Incorporation and bylaws and Nevada Law deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of our articles and bylaws that might be deemed to have a potential “anti-takeover” effect. The following description of certain of the provisions of our articles and bylaws is necessarily general and reference should be made in each case to the articles and bylaws.

Absence of Cumulative Voting

There is no cumulative voting in the election of our directors. Cumulative voting means that holders of stock of a corporation are entitled, in the election of directors, to cast a number of votes equal to the number of shares that they own multiplied by the number of directors to be elected. Because a stockholder entitled to cumulative voting may cast all of his votes for one nominee or disperse his votes among nominees as he chooses, cumulative voting is generally considered to increase the ability of minority stockholders to elect nominees to a corporation’s Board of Directors. The absence of cumulative voting means that the holders of a majority of our shares can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Authorized Shares

As indicated above, our Articles of Incorporation currently authorize the issuance of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. The authorization of shares of common stock and preferred stock in excess of the amount issued and outstanding provides our Board of Directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and stock options or other stock-based compensation. The unissued authorized shares also may be used by our Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of Medbox.

Acquisition of Controlling Interest

The Nevada Revised Statutes contain provisions governing acquisition of a controlling interest of a Nevada corporation. These provisions provide generally that any person or entity that acquires a certain percentage of the outstanding voting shares of a Nevada corporation may be denied voting rights with respect to the acquired shares, unless the holders of a majority of the voting power of the corporation, excluding shares as to which any of such acquiring person or entity, an officer or a director of the corporation, and an employee of the corporation exercises voting rights, elect to restore such voting rights in whole or in part. These provisions apply whenever a person or entity acquires shares that, but for the operation of these provisions, would bring voting power of such person or entity in the election of directors within any of the following three ranges:

•	one-fifth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more.

The stockholders or Board of Directors of a corporation may elect to exempt the stock of the corporation from these provisions through adoption of a provision to that effect in the Articles of Incorporation or bylaws of the corporation. Our Articles of Incorporation and bylaws do not exempt our common stock from these provisions.

These provisions are applicable only to a Nevada corporation that:

•	has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation; and
•	does business in Nevada directly or through an affiliated corporation.

Therefore, the provisions are not currently applicable to Medbox. However, the existence of these provisions may discourage companies or persons interested in acquiring a significant interest in or control of our company, regardless of whether such acquisition may be in the interest of our stockholders.

Combinations with Interested Stockholders

Nevada’s “combinations with interested stockholders” statutes prohibit certain business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after the such person first becomes an “interested stockholder” unless (i) the corporation’s Board of Directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or (ii) the combination is approved by the Board of Directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (x) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (y) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between the corporation and an “interested stockholder.”

Note, however, that these provisions only apply if the corporation has securities (i) listed on a national securities exchange or (ii) traded in an organized market and that has least 2,000 holders and a market value of at least $20 million exclusive of insider holdings, and that the provisions do not apply to any person who became an interested stockholder before such time. Therefore, these provisions do not currently apply to the Company and may not apply in the foreseeable future.

Subject to certain timing requirements set forth in the statutes, a corporation may elect not to be governed by these statutes. We have not included any such provision in our Articles of Incorporation.

 The effect of these statutes may be to potentially discourage parties interested in taking control of the Company from doing so if it cannot obtain the approval of our Board of Directors.

Summary of Anti-Takeover Provisions

The foregoing provisions of our Articles of Incorporation and bylaws and Nevada law could have the effect of discouraging an acquisition of Medbox or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of our common stock. In addition, such provisions may make Medbox less attractive to a potential acquiror and/or might result in stockholders receiving a lesser amount of consideration for their shares of common stock than otherwise could have been available.

Our Board of Directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by our Board of Directors. Our Board of Directors believes that these provisions are in our best interests and the best interests of our stockholders. In the Board of Directors’ judgment, the Board of Directors is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of our stockholders. Accordingly, the Board of Directors believes that it is in our best interests and in the best interests of our stockholders to encourage potential acquirors to negotiate directly with the Board of Directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts.

Despite the Board of Directors’ belief as to the benefits to us of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. The Board of Directors, however, believes that the potential benefits of these provisions outweigh their possible disadvantages.

DESCRIPTION OF BUSINESS

Business Overview

We are a leading dispensary infrastructure/licensing specialist, patented technology provider, and partner to the cannabis industry. Our business is evolving from a pure consulting fee for service role whereby our clients engage us to help them obtain a license, possibly build out a retail dispensary location and provide our Medbox to their locations, to an operation focused on developing a long term relationship with clients and license owners whereby we can create revenue streams from the varying aspects of our involvement in the process such as through the methods set forth below:

•
We enter into real estate purchase agreement contracts or leases and arrange to form a new non-affiliated legal entity that applies for a license for a marijuana retail, dispensary or cultivation center at such location. We assist the legal entity in applying for this license. Prior to or following the entity’s receipt of the license, we then seek to enter into a management rights agreement for this location with this entity, pursuant to which the entity grants us the exclusive, assignable right and obligation to manage the operations for this location for a percentage of the income generated by such operations. Under such an arrangement, we do not seek to manage such operations ourselves, but seek to assign our rights under the management rights agreement to an unaffiliated party, in exchange for upfront and monthly fees, and to enter into additional contracts with such party for the management oversight of such individual licensed dispensary, retail, or cultivation centers in exchange for additional compensation. As noted above, the activities to be conducted at such locations may include retail (the sale of marijuana products for recreational use), dispensary (the sale of marijuana products for medical uses), and cultivation (the growing of marijuana and production of marijuana edibles). As of October 16, 2014, we have entered into 18 real estate purchase contracts (and one lease), and arranged for the submission of 36 license applications in four states. All of such licenses applications are currently pending, except for one license in Oregon which has been granted. All entities which we have arranged and assisted in applying for licenses have assigned to us the exclusive, assignable right and obligation to manage the operations of the applicable locations, and, with respect to six of such locations, we in turn have assigned such rights to third parties. The planned dispensary, retail and cultivation operations have not yet begun at any of such locations, because (except for one location in Oregon) the licenses applications are still pending. With respect to the Oregon location for which a license has been granted, operations are schedule to begin in November 2014.

•
We market partnering rights to qualified investors in territories for which we intend to obtain licenses. These partnering rights provide partners the opportunities to be financially involved in the development and operation of acquired licenses within the defined territory.

•
We have partnered with another company in the marijuana industry, acquiring equity in this partner-company, and sharing in certain revenue streams associated with the purchasing of eligible real estate by the partner company.

•
We are also exploring partnerships and product offerings in the sale and marketing of cannabidiol, or CBD. CBD is one of over 60 compounds found in cannabis that belong to a class of molecules called cannabinoids. Of these compounds, CBD and THC are usually present in the highest concentrations, and are therefore the most recognized and studied. Unlike THC, CBD is not psychoactive; in other words, it does not cause a “high”. Recent published research suggests that CBD may be used for treating symptoms of various diseases. We will not engage in any sales or marketing of CBD products until the federal prohibition on such activities is lifted.

Key Legal Entities

Medbox, Inc., a Nevada corporation, is a holding company that primarily operates through 5 operating subsidiaries, as follows:

•
Prescription Vending Machines, Inc., a California corporation, dba Medicine Dispensing Systems in the State of California (“MDS”), which distributes our Medbox™ product and provides related consulting services discussed further below;

•	Vaporfection International, Inc., a Florida corporation through which we distribute our medical vaporizing products and accessories.

•	Medbox Property Investments, Inc., a California corporation specializing in real property acquisitions and leases for dispensaries and cultivation centers.
•	MJ Property Investments, Inc., a Washington corporation specializing in real property acquisitions and leases for dispensaries and cultivation centers in the state of Washington.
•
Medbox Management Services, Inc., a California corporation specializing in providing management oversight and compliance services to State licensed dispensaries for cultivation, dispensing, and marijuana infused products (MIPS).

Patents, Trademarks and Intellectual Property

The Company has a number of patents and filed patent applications relating to its Medbox technology and its Vaporfection product technology.  As of September 30, 2014, Medbox and its subsidiaries have a total of ten issued patents, which expire between 2026 and 2037. One such patent is related to the Medbox medicine dispensing system and a second is related to the Seed to Sale technology. An additional 8 issued patents we own relate to both designs and heating element technology of our vaporizers. We own 6 additional filed patent applications related to the Medbox machine technology and 3 patent applications related to the vaporizer technology. Finally, the company has a total of 6 registered trademarks for our vaporizer line of products covering the names of  “miVape”, “vivape”, “vaporfection”, “aqua vape”, “vaporsense” and “vaporglass”.

More detailed information regarding our one issued patent related to the Medbox machine is as follows.

Patent Number US 7,844,363 B1

There is one U.S. patent related to the Medbox system, Patent Number US 7,844,363 B1, which is for a medicine dispensing system that allows for safe and secure access for patients that require medicine, while still giving clinic operators a powerful tool to help with inventory control and medication management. The machine limits abuse and insures all patient data is securely kept onsite, at the pharmacy location, via computer-based application. The patent, which expires in November 2028, is owned by Medbox.

The text for this patent is as follows:

“The present invention relates to the idea of enabling an individual to conveniently purchase herbal medications and prescription medicines from specialized machines. The system provides for the individual to be processed through a central database to be certain that the item being purchased has been legally authorized by an appropriate medical authority such as a licensed physician and has provided appropriate verification to confirm that the individual who is receiving the medication is the correct individual. The present invention enables the individual to conveniently purchase the medication from a machine.”

MDS developed the Medbox™ patented biometric medicine dispensing machine designed to confirm patient identification through a biometric verification system prior to dispensing medicine to authorized patients.  The Medbox also has an optional companion machine for dispensing refrigerated products.

Medbox features patented systems that dispense herbal and prescription medications to individuals based on biometric identification; while the related patent covers both fingerprint and retinal scan identification, the Medbox currently uses only fingerprint identification.  While currently used only in alternative medicine clinics, this system assists such facilities as well as pharmacies, assisted living facilities, prisons, hospitals, doctors’ offices, which facilities we intend to market to in the future, manage employee possession of sensitive drugs. In a retail environment typical in most alternative medicine clinics, the system also allows these clinics to document that the user is a registered patient and that the patient has a valid and unexpired authorization from a physician to possess and use the medicine dispensed.  Each transaction is tracked internally for accounting and compliance purposes.  Patient information is all kept securely onsite, and is not online as the software is completely self-supportive and does not require an Internet connection.

Our Strategy

We intend to develop a consistent, predictable and valuable revenue stream model based upon our ability to work with licensees to professionally manage their cultivation and dispensing facilities to document adherence to their state’s laws. We seek to have granted to us the management rights of the operations, by the applicants. We subsequently seek to find suitable third party operators and assign the management rights to those third party operators and assume an advisory and consulting role. As such, we work with interested parties to facilitate the acquisition of the initial license and subsequent construction of the facility. This process also entails: the purchase and installation of hardware and tenant improvements in order to meet the specific use requirements of the location; working with real estate professionals, zoning experts, landlords or real estate owners to initially procure the location; working with the client to implement best practices corporate governance processes; and working with location operators to establish best practice operating policies and procedures.

As of October 16, 2014, we have entered into 18 real estate purchase contracts (and one lease), and arranged for the submission of 36 license applications in four states. All of such licenses applications are currently pending, except for one license in Oregon which has been granted. All entities which we have arranged and assisted in applying for licenses have assigned to us the exclusive, assignable right and obligation to manage the operations of the applicable locations, and, with respect to six of such locations, we in turn have assigned such rights to third parties. The planned dispensary, retail and cultivation operations have not yet begun at any of such locations, because (except for one location in Oregon) the licenses applications are still pending. With respect to the Oregon location for which a license has been granted, operations are schedule to begin in November 2014. Accordingly, because the planned dispensary, retail and cultivation operations have not yet begun at any of such locations, we have not yet commenced working with licensees to professionally manage their cultivation and dispensing facilities.

Our strategy includes us finding clients to fill various roles (for example, licensee, landlords, suppliers and customers) for each licensed location.  We also will seek to enter into contracts with individual locations for our services. Such services may include:

•	Management oversight of individual licensed dispensary or cultivation centers

•
Marketing partnering rights to qualified investors in territories for which we intend to obtain licenses. These partnering rights provide partners the opportunities to be financially involved in the development and operation of acquired licenses within the defined territory.

•
Partnering with another company and seeking additional partners in the marijuana industry, acquiring equity in the partner-company and sharing in certain revenue streams associated with the purchasing of eligible real estate by the partner company.

Through MDS we have historically offered turnkey consulting services to individuals seeking to establish alternative medicine clinics.  These services include site selection, permitting, design, full build-out, and licensing.  Medbox does not engage in the production, sale, or marketing of any products dispensed through our machines.  We provide systems and equipment to the final distribution point of consumer pharmaceuticals in addition to certain consulting services.

MDS provides consulting services and partnering opportunities primarily to individuals and groups seeking to establish new clinics, often in jurisdictions that have recently passed legislation concerning the availability of alternative medicines (principally, medical marijuana).  In general, soon after legislation is introduced in a particular state the media provides extensive coverage, interested operators commence preliminary due diligence, consultants become familiar with the legislation and local (state) issues, and once the legislation is passed there is often a deluge of prospective clinic operators, consultants, and industry participants jockeying for position within the local market.

The public is often concerned about regulation and safety and the media normally focuses heavily on this issue.  We often garner substantial media attention on this issue.  We believe that this attention helps us establish our local credibility and that credibility helps our competitive position with respect to our consulting business.  Our Medbox is an important part of our security and compliance program and we intend to include the machines in each new licensed location we obtain.

Pursuant to the April 2013 acquisition discussed below, we also sell a line of tabletop medical vaporizers and expect to begin selling a portable line of vaporizers in the fourth quarter of 2014.

Corporate History

We were originally incorporated on June 16, 1977 in the State of Nevada as Rabatco, Inc.  In May 2000 we changed our name to MindfulEye, Inc.  At that time, MindfulEye was in the business of operating self-serve kiosks where consumers could download movies onto a flash drive.  Although MindfulEye had continuous operations and non-cash assets, revenues through the operation of the kiosks were minimal.  That business has since been discontinued.  On November 25, 2011, P. Vincent Mehdizadeh, the founder of MDS and creator of the Medbox, purchased 5,421,500 shares of common stock of the Company, after which he owned 50% of the outstanding shares of common stock of the Company.  On August 30, 2011, in anticipation of the transaction discussed below, we changed our name to Medbox, Inc. to better reflect our current business operations.

Pursuant to a Stock Purchase Agreement between Medbox, Inc. and PVM International, Inc. (“PVMI”) dated as of December 31, 2011, pursuant to two separate closings held on January 1, 2012 and December 31, 2012, the Company acquired from PVMI all of the outstanding shares of common stock in (i) MDS, (ii) Medicine Dispensing Systems, Inc. (our Arizona subsidiary), and (iii) Medbox, Inc. (our California subsidiary that is currently inactive), in exchange for two million shares of the Company’s common stock and a $1 million promissory note.  The promissory note has been paid in full.

PVMI is an entity wholly owned by P. Vincent Mehdizadeh.  It is a separate entity from our subsidiary, MDS.

MDS is a for-profit corporation organized on February 15, 2008, under the laws of the state of California.  Mr. Mehdizadeh, MDS’s founder, developed the Medbox.

In August 2012, Mr. Mehdizadeh purchased the remainder of the outstanding shares of the Company in a private transaction and transferred such shares to a holding company named Vincent Chase, Inc., controlled by Mr. Mehdizadeh at the time.  As the controlling owner of the Company, Mr. Mehdizadeh replaced the Company’s management with current management as discussed elsewhere in this document.  As of the date hereof, Vincent Chase, Inc., is beneficially owned by Mr. Mehdizadeh.

Acquisition of Vaporfection International, Inc.

On March 22, 2013, we entered into a Securities Purchase Agreement with Vapor Systems International, LLC, to acquire from it all of the outstanding shares of common stock of Vaporfection International, Inc., a wholly owned subsidiary of Vapor Systems International, LLC formed in contemplation of this transaction and to which Vapor Systems International, LLC subsequently transferred all its operations and assets, in exchange for warrants to purchase shares of Medbox, Inc. common stock, which warrants can be exercised at a later date at the election of Vapor Systems International, LLC.  The closing of this acquisition took place on April 1, 2013.

Through our subsidiary Vaporfection International, Inc., we distribute of a line of medical vaporizing products including award winning Vaporfection vaporizers.  Awards won by the Vaporfection vaporizers include the High Times Magazine’s Cannabis Cup, Product of the Year – Best Vaporizer 2011 for the viVape and Best Vaporizer, Kush Expo 2012, for the viVape 2.  The Kush Expo is hosted by Monster Events, Inc., who bills it as “the world’s biggest Medical Marijuana Show.”

Our purchase of Vaporfection International included an inventory of the Vaporfection vaporizers.  Vaporfection’s patented designs using Vapor Glass™ and Vapor Touch™ technology, featuring laboratory grade “glass on glass” heating element, heating chamber airway, and touch screen temperature control provide a directed stream of pure heated air into the herb, which causes it to release its medicinal ingredient into the vapor.  The process virtually eliminates impurities and carcinogens from the medicating process, creating a vapor of only the purest, efficient and virtually odorless medical ingredient directly into the patient’s respiratory system.  This process allows for patients to ingest medicine in hospitals, treatment facilities, and even their homes, without disturbing others nearby.

Vaporfection currently has two flagship products, one of which is a handheld portable device called the miVape that has received its first sample production run units in August 2014, with a scheduled launch date late in the fourth quarter of 2014. Vaporfection’s other product is the viVape 2 unit that is a tabletop vaporizing unit.

Our Products and Services

The Medicine Dispensing System:  The Medbox

The founder of MDS conceived of the Medicine Dispensing System, which we call the Medbox, in 2007.  In November 2007 he filed the patent application for the Medbox as discussed above, and he finalized the current design of the Medbox in March 2010.

The Medbox machines are manufactured according to MDS’s patented design.  We have contracted with a manufacturer based in Corona, California to manufacture the Medbox.  The local manufacturer, AVT, Inc., which is controlled by Shannon Illingworth, one of our non-affiliate stockholders, has subcontracted the building of the physical machines to a manufacturer located in Spain.  We do not have a contractual relationship with the Spanish manufacturer.

Although we do not have a minimum order requirement, MDS typically purchases machines in lots of 26 units shipping via an intermodal shipping container.  The machines are shipped from the Spanish sub-contractor to the local manufacturer, which then installs the biometric and card reader equipment as well as the touch-screen interface.   Shipping and related costs are undertaken by our Corona, California manufacture, who also arranges for shipping to the U.S. and to the location of the dispensary/purchaser upon our instructions.  We make payments on these containers, which vary by contract but range from 10% to 25% of total order value: upon placing the order; an additional amount to reach 50% of the total order value deposited when the machines are ready to ship to the United States; and the remainder of the order as each machine is shipped to our directed location.

The raw materials required for our machines are fungible and readily available from a multitude of sources.  We also believe that we would be able to find a replacement or additional manufacturers if our current manufacturer was unable to continue to manufacture our products or keep up with demand.

Our agreement with the manufacturer prohibits the manufacturer from producing any machine competitive with the Medbox, and provides that the sub-contractor must be prohibited from manufacturing any competitive machine for the U.S. market.  When MDS receives an order for a Medbox, it contacts the local manufacturer, who installs the customer-security related electronics (biometric and card reader) and then ships the machine to the end-user.  Installation is completed by the local manufacturer according to MDS specifications.  The lead time for ordering machines is three weeks (order to arrival of the shipping container).  The lead time from sale of a machine to a customer until the machine is installed (installation of electronics, delivery to end-user, and set-up of machine) is usually six business days.

MDS has also developed more advanced electronic features for its Medbox family of products (security, control, and tracking).  Because MDS adds these features upon sale of a machine, an enhanced design can be seamlessly incorporated into the existing hardware inventory without disrupting inventory.  We believe this approach provides MDS with a distinct competitive advantage in its ability to remain on the leading edge of technology. This approach further allows MDS to design technological improvements that can easily be retrofitted to existing installed machines.

In the first quarter of 2014, the Company introduced an upgraded version of the Medbox, called the “Secure Safe”. The Secure-Safe is designed to securely store and dispense marijuana via an attached Point-of-Sale terminal at the control of dispensary operators and includes the following features:

•	Designed to meet or exceed any state or country’s requirements for secure storage and dispensing of marijuana;

•	Re-enforced steel plate structure & steel bolted inner access door;

•	Double walled & insulated sides/top for fire and thermal protection;

•	Inner door secured by multi-point interior locking system;

•	Fully electric operated and controlled locking system;

•	Fully programmable pass codes and fingerprint recognition for multi-level operator access;

•	No key or mechanical override mechanism ensuring no unwanted access;

•	Intrusion alert feature via SMS or email message after 5 unsuccessful access attempts or upon interior motion sensor activation.

The Company believes, based on its market research, that there is no other company in the world that markets an Underwriters Laboratories (or UL) rated Safe that also dispenses medicine at the control of a computer terminal connected to the machine. The Secure Safe utilized a granted patent (Patent Number US 7,844,363 B1, discussed above) and we have filed additional patent applications relating to this product.

The Medbox is intended for herbal medications and prescription medications.  As further discussed below, our primary target market for the Medbox system is alternative medicine (medical marijuana) clinics.  Currently we market the Medbox for the control and dispensing of medical marijuana.  We only market this product in states that have regulatory systems in place to license alternative medicine clinics; thus we do not market in states that have de-criminalized the possession of medical marijuana if they have not put a licensing mechanism in place for clinics.  In such states we assist our consulting clients with procuring licenses and otherwise operating in compliance with the relevant regulations as well as outfitting their clinics with our Medbox technology.  In the clinics in states with these regulations, the Medbox machines sit behind the counter and are at the control of the clinic employee as an inventory management and compliance tool.  While the Medbox machine can be used to dispense medicines to individual patients on a self-service basis, based on practical considerations, such as public sentiment, we currently do not offer that configuration to our clients.  We believe, however, that in the future as the public becomes more comfortable with herbal medications, such self-service use by consumers may become common.

A conventional temperature-controlled Medbox Secure Safe machine retails for $50,000.  Sales terms with customers are a 50% deposit with order and 50% upon delivery.

The Medbox in its current form can be applied to any storage of prepackaged medicines for their dispersal. In addition, Medbox Rx, our wholly owned subsidiary has worked with pharmacy consultants to develop plans for bringing the concepts of safe and controlled yet broader access to mainstream pharmacies through the development of a “Lock Box” express product. This same team helped in the development of plans for a “Sample Safe” product to better safeguard pharmaceutical samples and record usage data for timely transmission back to pharmaceutical companies. Development work on these products has started but has been temporarily put on hold while the Company focuses on the development of dispensary, retail and cultivation license management, oversight and compliance support to facilitate compliance with state regulations.

Consulting Services

Alternative Medicine Clinics (“AMCs”)

Through MDS and, in Arizona, Medicine Dispensing Systems, Inc., we offer consulting services to individuals in established alternative medicine territories as well as newly emerging states that have recently enacted legislation allowing the use of alternative medicine.

Through our consulting services we can assist clients in opening an alternative medicine clinic.  We provide persons that want to open an alternative medicine clinic comprehensive assistance through the entire clinic opening process, including legal advice through an outside contracted legal services provider, licensing, permitting, zoning hearings, public relations and marketing, site selection, negotiation with landlords and designing and equipping the clinic.

We assist the owners of existing AMCs, who are generally non-profit entities, in transferring management interests in their clinic to new parties.  In for profit-markets, we also assist owners in direct sales of their businesses, including locating potential eligible purchasers.

Turn-Key Dispensing Facility

Regulatory Requirements

While we are not required to obtain governmental approval in connection with the manufacture and sale of our products, establishing an operating dispensary requires governmental approval, usually at the local and State level.  Such approval is obtained through a complex licensing process that is newly adopted by the states in almost all cases, which we navigate on behalf of our clients. The regulatory framework includes a rule-making procedure that includes a period for public comment. This is traditionally followed by draft rules posted by the department of health for the state or other consumer affairs department charged by the state to facilitate the impending dispensary program. Thereafter, final rules are posted. The entire post legislative process can take six months to one year to fully implement. Licenses are typically granted within three to six months of final rules being adopted and implemented.

Sales Channels

As discussed above, our primary target market for the Medbox and our related products and services are alternative medicine clinics.  MDS currently advertises its products and services via internet advertising to entrepreneurs seeking to establish a clinic.  MDS’ advertisements can be found at our web site www.thedispensingsolution.com and in print magazine ads such as Entrepreneur Magazine and Culture Magazine.  The information at our web site should not be considered a part of, and is not incorporated by reference into, this document.

MDS also promotes its machines to existing clinic operators via direct mail and advertising (both print and online).

After initial contact is made by a potential client, the Medbox sales team gives an orientation as to the different products and services we offer.  Typically a meeting is scheduled for a live demonstration of our products at one of our offices.

The Alternative Medicine Market

Our primary target market is alternative medicine (medical marijuana) clinics.  In addition to our Medbox technology, these clients are often very good prospects for our partnering opportunities and consulting services.

The development of the alternative medicine market is a function of state legislation.  As a result, while specific markets may not be currently available (a potential disadvantage), we can easily monitor the progress of legislation and know with some degree of certainty when new geographic markets will be coming on line.  This allows us to target our limited sales and marketing resources to those new markets.  In this way, we believe the current legislative environment works in our favor - if the whole country were currently a potential market our limited resources would result in an inability to effectively cover all potential market territories.  With limited markets open we can better cover those available territories and have the advantage that our Medbox product is often featured in the media during the legislative process prior to the opening of a new market.  We believe that this media coverage provides us with brand awareness and a certain level of credibility.  If the market was wide open – in other words, if all or most states in the U.S. had already passed alternative medicine statutes, we would likely not benefit from the free media coverage we have recently enjoyed.  Therefore, existing conditions of the slow roll-out of new states that become potential markets for our products favors our current position.

As noted above, we market the Medbox in states that have regulatory systems in place to license alternative medicine clinics.  So far ten states have implemented such licensing systems.  Of these states, we currently serve clients in Arizona, California, Colorado, Nevada, Illinois, Oregon and Washington and consider these states our current primary target market.  We consider Michigan to be a secondary target market that we plan to target once that state adopts a dispensary licensing process in the near future.  We provide licensing and application support in states outside of California through phone, email, in-person client meetings when necessary, and also through the use of video-conferencing.  While we maintain physical offices in some of our target market states, most client matters are accomplished remotely.

The Vaporfection Vaporizer Market

Our target market for our vaporizer products is patients who use inhaled medications.  We market our vaporizer products to distributors and customers alike through the use of social media, print ads, and online marketing channels.  We also market our vaporizer products directly to state licensed dispensaries for sale to their registered patients.
Competition

Competition – Dispensing Systems

We have competition in each product / service line and discuss each that we are aware of in turn below. We start with our flagship product, the Medbox.  Of course, we also compete with the traditional model for the dispensing of regulated medications, where a consumer purchases their medication at a pharmacy through a face-to-face transaction with pharmacy personnel.

The information in this section is based on publicly available information regarding the companies discussed.

InstyMeds Corporation
Minneapolis, Minnesota

InstyMeds offers the InstyMeds Prescription Medication Dispenser (“PMD”) and InstyMeds Prescription Writer.  The PMD is an automated, ATM-style dispenser of acute prescription medications that dispenses directly to patients at the point of care.  The system features a touch screen, credit card swipe, and a 24/7 patient assistant phone.  According to InstyMeds, as of December 2012, the PMD is sold in 34 states and has safely dispensed over one million medications to patients.  InstyMeds sells to conventional medical facilities including hospitals, clinics, surgery centers and urgent care facilities, and markets its system as a way for patients to quickly receive their initial prescription of acute care medications.  The Prescription Writer interfaces to the PMD and medication is dispensed.  We view this system as competitive with the Medbox in the physician market.  To our knowledge, InstyMeds has not pursed the alternative medicine market and, because their product dispenses medicine directly to patients, we believe their technology is not compatible with that market in the manner in which we currently target it, that is, by dispension through an operator as opposed to directly to patients.  The PMD system does not possess biometric verification or a patient database as is proprietary through our patent.

MedBox, LLC
Manchester, Missouri

MedBox, LLC was founded in July 2006 but remains in prototype development stage.  The firm’s intended market is pharmacies, physicians, pharmaceutical manufacturers and health insurance companies.  Similar to InstyMeds, MedBox, LLC seeks to provide immediate dispensing of prescriptions at the healthcare provider’s facility.  A central video monitor allows the patient to connect to and communicate with the pharmacist.  MDS has issued a cease and desist letter to MedBox, LLC, as to its usage of the term “Medbox” as Medbox is a registered trademark of MDS.  To our knowledge, MedBox, LLC has not pursed the alternative medicine market and for reasons similar to that discussed above, we believe their technology is not currently compatible with that market.   The system does not possess biometric verification or a patient database as is proprietary through PVMI’s patent that we acquired.

QuigMedsTM
Malvern, Pennsylvania

QuigMedsTM, a division of Qmeds, Inc. and organized in late 2004, offers a vending machine for prescription medications.  The system can hold over 700 unit-of-use packages, prints labels and patient information documentation, uses a touch-screen device and operates on a closed, fully secure wireless network.  The system is designed for use by physicians and office staff and is not presently designed for direct patient use.  The QuigMedsTM system has two components – a dispensing cabinet and a stand-alone touch screen where orders are entered.  The firm’s target market appears to be medical practices and, focusing on physician dispensing of prescription medications.  To our knowledge, this company has not pursed the alternative medicine market.   This product does not possess biometric verification or a patient database as is proprietary through PVMI’s patent that we license for our products.

Dispense Labs
Aliso Viejo, California

Dispense Labs is a company established in 2012 that offers a marijuana vending machine called “Autospense” that is consumer accessed and can operate 24 hours per day.  This company’s business model is different from ours in that it caters to dispensaries that need to provide 24-hour direct consumer access to product.  Therefore, we do not believe that this company is a threat to our business.  According to information previously provided to us by Dispense Labs, the company had one machine operational as of March 2013; we have no way of verifying additional sales of their units.

Competition – Vaporfection Vaporizers

There are a myriad of vaporizing products currently available in the marketplace.  We believe our proprietary glass on glass technology and attractive packaging allows for users to experience the cleanest and healthiest vapor in the industry.  The currently acknowledged market leader in tabletop vaporizers is a product manufactured and distributed by Storz & Bickel located in Germany with U.S. offices.

A summary list of a representative selection of competitors to our viVape2 product, based on publicly available information about these products, is below.

Vaporizer Comparison Table-Tabletop Models

Brand	Vaporfection	Storz & Bickel	Arizer	Herbal Aire	7th Floor	7th Floor	Vapir
Model	viVape 2	Volcano	Extreme Q	H2.2	Silver Surfer	DaBuddha	Rise
Style	Bag/Whip	Bag Only	Bag/Whip	Bag/Whip/Direct Inhale	Whip Only	Whip Only	Bag/Whip
Vaporization Method	Forced Air Convection	Forced Air Convection	Convection	Convection	Convection	Convection	Forced Air Convection
Materials to Vaporize	Herbs, Wax	Herbs, Liquids	Herbs, Aromatherapy	Herbs (do not grind)	Herbs, Wax, Oils	Herbs	Herbs, Waxy Oils
Heating Element	Glass	Aluminum Heating Block	Ceramic	Ceramic	Ceramic	Ceramic	Ceramic
Heat Up Time	2 Minutes	5- 7 Minutes	~ 3 Minutes	~ 2-3 Minutes	~ 2-3 Minutes	~2-3 Minutes	Less than 1 minute
Temperature Settings	C, F, Digital Touchscreen	Digital or Dial (different units)	Digital, Remote Control	Analog - Dial	Dial - Analog (Custom Glass)	Dial – Analog	C, F, Digital Display
Exterior	ABS Plastic, Brushed Aluminum	Stainless Steel	Midnight Chrome Finish	Glass filled Nylon/Teflon	Anondized Aluminum	Hardened Aluminum	Stainless Steel
Size	7.75" x 5.25" x 2.5"	8" x 8" x 7"	2.5" x 2.5" x 6.5"	3.5" x 3.5" x 7"	7" x 5.25" x 6.25"	5.5" x 5.5" x 6.5"	7" x 10" x 7"
Weight	1.75 lbs	6 lbs	2 lbs	3.6 lbs	2.5 lbs	2.5 lbs	3 lbs
Warranty	2 years	3 Years	3 Years (Lifetime on Element)	3 Years	3 Years	3 Years	1 Year
MSRP	$299	$539 Classic, $669 Digital	$239	$ 215 - $249	$269.99	$189 (Silver) $209 (Black)	$249.99
Extra Features	Automatic shutoff timer, digital touch screen, dual voltage, removable power cord, glowing LED glass chamber	Digital( C or F) large LED Display with set and actual temperature, automatic switch-off	Dual voltage, 3 Fan settings,	Learning temperature control, fan blows only when drawn, dual voltage, 18 special air jets	Variety of unique colors, reverse 90 degree angle design, custom glass knob and heater cover, hands free option	Has hands free option	Adjustable temperature and fan speed, HEPA filter, multi-user adapter, dual voltage (separate models), removable power cord

Competition in the portable vaporizer markets is led by a product called Pax manufactured by a company called Ploom.  A summary list of a representative selection of competitors to our miVape product, based on publicly available information about these products, is below.

Vaporizer Comparison-Portable Models

Brand	Vaporfection	Ploom	Organicix	Organicix	Arizer	Firefly
Model	miVape	PAX	DaVinci Vaporizer	DaVinci Ascent (Pre-Order)	Solo	Firefly
Style	Portable	Portable	Portable	Portable	Portable Diffuser	Portable
Vaporization Method	Convection	Conduction (Oven)	Conduction	Passive Convection	Conduction	Convection - Instant Heat
Materials to Vaporize	Herb, concentrates	Herbs only	Herbs, Oils (with oil tank - optional), Waxes	Herbs, Oils, Waxes	Herbs	Herbs
Heating Element	Quartz heating element	Stainless Steel air chamber	Stainless Steel	Glass lined ceramic, all glass vapor path	Ceramic	Borosilicate Glass Heating Chamber, Element is proprietary Super Alloy
Power Source	Replaceable Litium Ion	Lithium Ion	Lithium-Ion	Lithium-ion	Lithium-Ion	Rechargable/Replacebale Lithium-Ion
Battery Life	TBD	2 hours continuous use	~ 45 min to 1 hour	3 hours +	1-2 hours continuous use	1 Hour or so, 45 min to charge
Heat Up Time	1 minute (to 350 F)	at least 30 seconds (lowest setting)	1 min 30 seconds	~ 55 seconds	15 seconds - 2min 30 seconds	Varies on how long you hold heat button
Temperature Settings	0 - 450 F	Low (370), Medium (390), High (410)	100 - 430 F	up to 430F	Levels 1-7 (122F - 410F)	Max 400 F
Exterior	High Temp Plastic	Anodized Aluminum	High Temp Plastic	Brushed Aluminum Cast with various finishes	Alumninum	Vapor Path: Stainless Steel Plating; Chassis: Aircraft Aluminum; Window: Quartz Crystal
Number of Cycles per charge	~ 7	5	3-5	Unknown	5-7	Varies on use, probably about 10 - 15 inhalations based on reviews
Size	4.175" x 2.3" x 1.1"	4.13” x 1.4” x 7/8”	4" x 2.3" x 1"	4.47" x 2.24" x 1.03"	4.5" x 1.75" x 1.75"	5 3/8" x 2" x 7/8"
Weight	.5 lbs	.8 lbs	.35 lbs	.425 lbs	.52 lbs	.61 lbs
Warranty	3 years	10 years	2 years	2 years	2 year manufacturer, 1 year on battery, lifetime on element	5 year limited warranty
MSRP	~$249	250	199	$249	224	$269.95

Future Goals

We believe that based on the Company’s existing and in-development products, there are opportunities for us in compliance and inventory control in many different industries.  We believe that while alternative medicine is an industry that desperately needs regulation, the prescription dispensing market is also in need of a standardized monitoring system that can help limit abuse.  We are committed to developing products that help limit abuse of pharmaceutical products across a multitude of industries while improving the standard of care for patients and consumers.

While we currently focus on sales in the United States, in December 2013 we entered into an agreement with a Canadian company to sell our Medbox machines in the Canadian market and to provide the Canadian company consulting services.  Our long-range plans include expanding the marketing of our products in Canada, as well as to other countries that legalize marijuana.

Employees and Independent Contractors

As of November 4, 2014, we have nine full time employees and we also use the services of 13 independent contractors. These independent contractors perform the services of Chief Strategist, Advisor to the CEO, accounting/bookkeeping support, sales, real estate procurement, marketing assistance and web site optimization in addition to project manager duties in various localities nationwide.

Implications of Emerging Growth Company Status

As a company with less than $1 billion in revenue in our last fiscal year, we are defined as an “emerging growth company” under the Jumpstart Our Business Startups (“JOBS”) Act.  We will retain “emerging growth company” status until the earliest of:

•	The last day of the fiscal year during which our annual revenues are equal to or exceed $1 billion;
•
The last day of the fiscal year following the fifth anniversary of our first sale of common stock pursuant to a registration statement filed under the Securities Act of 1933, as amended, which we refer to in this document as the Securities Act;

•	The date on which we have issued more than $1 billion in nonconvertible debt in a previous three-year period; or
•
The date on which we qualify as a large accelerated filer under Rule 12b-2 adopted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (i.e., an issuer with a public float of $700 million that has been filing reports with the U.S. Securities and Exchange Commission (“SEC”) under the Exchange Act for at least 12 months).

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to SEC reporting companies.  For so long as we remain an emerging growth company we will not be required to:

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Wall Street Reform and Consumer Protection Act of 2002;
•
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to stockholder non-binding advisory votes;
•	submit for stockholder approval golden parachute payments not previously approved;

•	disclose certain executive compensation related items, as we will be subject to the scaled disclosure requirements of a smaller reporting company with respect to executive compensation disclosure; and
•	present more than two years of audited financial statements and two years of selected financial data in a registration statement for our initial public offering of our securities.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act.  This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  As a result, our financial statements may not be comparable to companies that comply with public company effective dates.  Section 107 of the JOBS Act provides that our decision to opt into the extended transition period for complying with new or revised accounting standards is irrevocable.

DESCRIPTION OF PROPERTY

At present, we do not own any real property.  We currently lease office space at:

•	8439 West Sunset Blvd., Suite 100 & 101, West Hollywood, CA 90069 (4,000 square foot office);
•	6700 Fallbrook Ave. Suite 289, West Hills, CA 91307 (1,500 square foot office);
•	7047 E Greenway Parkway, Suite 250, Scottsdale, AZ 85254 (1,000 square foot office); and
•	1400 E. Hillsboro Blvd., Ste. 200, Deerfield Beach, FL 33441 (1,600 square foot office).

In addition, we maintain conference room capabilities at the following office locations:

•	445 Park Ave., 9th Floor, New York City, New York 10022 (virtual);
•	1 Dundas Street West, Suite 2500, Toronto M5G 1Z3, Canada (virtual);
•	100 Pall Mall, St. James, London SW1Y 5NQ, UK (virtual); and
•	14F 1-2-1 Kinshi, Sumida-ku, 1300031 Tokyo, Japan (virtual)

We do not maintain a permanent staff at these locations, rather, we pay a fee that provides us access to conference rooms within the office building located at these addresses, which we use to have meetings (by appointment) with clients in the areas in which these offices are located. We may also receive mail at these addresses. We do not, however, have a permanent staff at these locations and therefore other than client meetings we do not conduct any operations or directly generate business from these locations.

LEGAL PROCEEDINGS

On May 22, 2013, Medbox initiated litigation in the United States District Court in the District of Arizona against three shareholders of MedVend Holdings LLC (“Medvend”). The lawsuit alleges fraud and related claims arising out of a contemplated transaction during the quarter ended March 31, 2013. The litigation is pending and Medbox has sought cancellation of the agreement entered into for an approximate 50% ownership stake in MedVend due to a fraudulent sale of the stock since the shareholders did not have the power or authority to sell their ownership stake in MedVend, and their attempted sale also violated written representations they made. On November 19, 2013 this matter was transferred to United States District Court for the Eastern District of Michigan. MedVend recently joined the suit pursuant to a consolidation order executed by a new judge assigned to the matter. In the litigation, the selling shareholder defendants seek alternatively to have the transaction performed, or to have it unwound and seek damages. A new litigation schedule is expected soon. Medbox has denied liability with respect to any and all such counterclaims. On June 5, 2014, the Company entered into and closed a purchase and sale agreement (the “Medvend PSA”) with PVM International, Inc. (“PVMI”) concerning this matter. Pursuant to the Medvend PSA, the Company sold to PVMI the Company’s rights and claims attributable to or controlled by the Company as a result of the Company’s transactions with those three certain stockholders of Medvend, known as Kaplan, Tartaglia and Kovan, in exchange for the return by PVMI to the Company of 30,000 shares of the Company’s common stock (the “Medvend Rights and Claims”). PVMI is owned by Vincent Mehdizadeh, the Company’s largest stockholder. The Company will have the right, under the Medvend PSA, to purchase from PVMI, at any time, the Medvend Rights and Claims, for the consideration provided by PVMI, plus the sum of any of PVMI’s reasonable expenditures incurred in pursuit of the Medvend Rights and Claims.

We entered into a Stock Purchase Agreement and Technology License Agreement with Bio-Tech Medical Software, Inc. (“Bio-Tech”) in February 2013. Subsequently, we were informed that an executive with Bio-Tech had disclosed confidential information and disparaged Medbox in contravention of a written agreement between the parties. As a result, on June 26, 2013, we notified Bio-Tech that we were canceling our agreements with it due to a breach in a provision contained therein, and subsequently entered into negotiations with Bio-Tech to attempt to separate from our proposed business partnerships amicably. On August 19, 2013, Bio-Tech initiated litigation against Medbox in state court in Florida, claiming that Medbox had breached the agreements due to our alleged refusal to complete the transaction as set forth in the agreements. We had the case removed to Federal Court; we counter-sued on August 30, 2013. On February 27, 2014 the Company signed a settlement agreement, and in connection therewith, a second amended and restated technology license agreement with Bio-Tech. The second amended and restated technology license agreement provides that the Company receives full licensed right on biometric chain of custody and inventory management tracking in a cultivation setting for the term of five years in exchange for the $600,000 we already paid to Bio-Tech. All stock transfers between the companies were canceled and rescinded. On June 5, 2014 the Company entered into and closed a purchase and sale agreement (the “Bio Tech PSA”) with PVMI. Pursuant to the Bio Tech PSA, the Company sold to PVMI the Company’s rights and claims attributable to or controlled by the Company as a result of the Company’s transactions with Bio-Tech (the “Bio Tech Rights and Claims”), in exchange for the return by PVMI to the Company of 30,000 shares of the Company’s common stock. The Company will have the right, under the Bio Tech PSA, to purchase from PVMI, the Bio Tech Rights and Claims, at any time, for the consideration provided by PVMI, plus the sum of any of PVMI’s reasonable expenditures incurred in pursuit of the Bio Tech Rights and Claims.

On or about September 17, 2014, some but not all of the holders of certain warrants for the Company’s common stock issued in connection with the Company’s 2013 purchase of Vaporfection International, Inc. filed suit against the Company in Circuit Court in Palm Beach County, Florida. The warrant holder plaintiffs contend that they are or were entitled to, in effect, a doubling of their number of shares of common stock subject to their warrants due to the dividend for stockholders announced by the Company in December 2013. The Company had been in negotiations with the warrant holders regarding this matter prior to the lawsuit being filed, and believed that an agreement in principle had been reached, subject to execution of final documentation. The Company is proceeding as planned with finalizing documentation in accordance with this agreement in principle with all non-plaintiff warrant holders while it evaluates its options with respect to the plaintiff warrant holders. A settlement overture was made by the plaintiffs to the Company post-filing, and the Company intends to reply. If the matter with the plaintiffs is not resolved by settlement, then management intends to vigorously litigate the matter.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations in conjunction with the financial statements and related notes appearing elsewhere in this prospectus.

Overview

We are a leading dispensary infrastructure and licensing specialist, patented technology provider, and partner to the cannabis industry. We offer our patented systems, software and consulting services to pharmacies, alternative medicine dispensaries and local governments in the U.S. and provide medicine-dispensing and compliance technology to clients who are involved in dispensing alternative medicine to end-users. Our systems provide control, accountability, and security. In addition, we provide business opportunities to interested entrepreneurs that want to get involved in the industry by allowing them to participate in the management functions of the dispensary, or being a member of the governing body of the dispensary’s corporate entity, or even own the real estate that houses the dispensary or cultivation facility. Since inception we have focused primarily on the medical marijuana marketplace. Our products and services are directed to help these facility operators gain greater control over these drugs while allowing dispensing in a more economical and controlled manner. In addition, in April of 2013, we purchased Vaporfection International, Inc. which has an award winning tabletop model vaporizer and is about to introduce a portable vaporizer.

We generate revenue from various sources including consulting services we provide to medical marijuana entrepreneurs, sale of our medicine dispensing technologies, the sale of licensing rights, the sale of management rights, the development and sale of geographic territories, referral fees and revenue sharing from real estate transactions with partners, revenue from providing monthly auditing and accountability support to dispensary operators  and the sale of vaporizers and certain limited accessories. The continued success of our primary business will depend on states continuing to legalize the use of marijuana for medical purposes and, equally important, having such states and the individual localities in such states, to the extent required by the applicable state legislation, adopt a corresponding process to both license alternative medicine clinics for dispensing the medical marijuana and licensing cultivation facilities required to grow the plant. The success of our business will require a continuation of the current federal policy of not enforcing the federal prohibition on the use of marijuana in states that have legalized it.

Our current revenue model consists of the following income streams:

1.
Consulting fee revenues. This revenue stream is a consistent component of our current and anticipated future revenues and is negotiated at the time of the contract. In jurisdictions where there is intense competition for a limited number of licenses, we believe the Medbox model, with its incorporated security measures, promotes a distinct advantage in the application selection process in the states where an applicant is graded on the ability to demonstrate compliance.

2.
Revenues on dispensary unit and vaporizer sales. Medbox machines retail for approximately $50,000 for each machine set (including the POS system). In addition, many consulting contracts bundle the sale of the dispensary units within the scope of deliverables to be provided that might also include location build out costs Gross margins on our tabletop vaporizer sales and accessories are expected to initially average out to a net loss position due to initial higher manufacturing costs prior to the cost reduction process that has been undertaken. Our introduction of our portable miVape product in late fourth quarter of 2014 is expected to provide a cost effective product with industry standard margins while providing significant value to the customer.

3.
Other revenue includes sales of territory rights, sales/leases of management rights of newly awarded dispensary licenses, and assignments of management rights of newly acquired dispensary licenses and physical locations.  We enter in transactions with clients who are interested in being granted the right to have us engage exclusively with them in certain territories (which we describe as territory rights), operating existing dispensary locations and buying previously issued dispensary licenses.  Terms for each deal are varied and the sales arrangements typically include the delivery of our dispensing technology and dispensary location build-out. We will also seek to enter into contracts to assign exclusive management rights we have been granted by licensees under management rights agreements for retail, dispensary, or cultivation centers which we have facilitated the granting of licenses for (see “Business Overview”).

4.
Revenue from referral fees and revenue sharing from real estate transactions with partners. The Company expects to generate revenue from matching its clients with a real estate financing partner to facilitate property purchases and subsequent leasebacks to our clients at a premium to market rates (approximately 200-300% of regular market rates) due to the sensitive use (in particular, marijuana retail (sale for recreational purposes), dispensary (sale for medical purposes) and cultivation (marijuana growth and production of marijuana edibles) contemplated to be operated at the leased location. The Company currently has a real estate referral arrangement with MJ Holdings, entered into in May 2014, whereby MJ Holdings issues warrants to purchase shares of its common stock on a monthly basis to the Company during the term of the arrangement and the Company in turn refers industry specific real estate transactions to MJ Holdings in exchange for a 50/50 income sharing split. The agreement is not limited to any specific geographic area. The agreement has an initial 6 month term and will renew automatically for successive one month terms subject to the right of either party to terminate the agreement upon 5 days’ written notice.

5.
Revenue from the matching of joint venture participants with soon to be licensed dispensaries. The Company expects to generate revenue from clients that wish to participate in the industry and have traditional business background, experience, and strong ties to the state in question where the application is being made. Fees vary in each market area.

6.
Revenue from providing monthly compliance and accountability support to dispensary operators. The Company expects to generate revenue from providing monthly compliance and accountability support to dispensary operators. Such services will entail bi-weekly onsite reviews of client dispensaries to ensure regulatory compliance, transaction and taxation reporting transparency, and adherence to state licensing guidelines for licensing renewal purposes. Fees will vary in each market area. The Company expects to provide such services based upon internal standards we have established which we believe, if properly followed, will greatly aid the location licensee in its compliance with state and local laws concerning operations of the location. The Company will not require a specific license to provide such services.

Critical Accounting Policies and Estimates

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations section discusses our financial statements, which have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. In addition, these accounting policies are described at relevant sections in this discussion and analysis and in the notes to the financial statements included in this prospectus.

Fair Value of Financial Instruments:  Pursuant to ASC No. 825, Financial Instruments, we are required to estimate the fair value of all financial instruments included on our balance sheets. The carrying value of cash, accounts receivable, other receivables, inventory, accounts payable and accrued expenses approximate their fair value due to the short period to maturity of these instruments.

Cash and Cash Equivalents:  We consider all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

Inventory:  Inventory is valued at the lower of cost or fair market and consists of finished goods. Inventory includes inventory deposits that are prepayments for the manufacture of dispensary machines. Inventory also includes the capitalized costs acquired by the Company.

Accounts Receivable and Doubtful Accounts: Although a majority of our consulting clients are required to make immediate payment to begin services and to make subsequent payments upon our meeting contractual milestones, we are still subject to credit risk as we sometimes extend credit to our consulting clients (customers). For vaporizer product and accessory sales, we generally collect the sales price prior to shipment. Whenever we extend credit to our customers, mostly on an unsecured basis after performing certain credit analysis. Our typical terms are net 30 days. We periodically review the creditworthiness of our customers and provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on our assessment of the current status of individual accounts. Accounts still outstanding after we have used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable.

Revenue Recognition: The Company applies the revenue recognition provisions pursuant to Accounting Standards Codification  605.10, Revenue Recognition  (“ASC 605”), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The guidance outlines the basic criteria that must be met to recognize the revenue and provides guidance for disclosure related to revenue recognition policies.

We recognize revenue when a milestone is reached. These milestones include entity formation, site selection, conditional use permit approval, business license approval, and machine placement. In addition, if the contract includes the build out of the client location then the remainder of the revenue is recognized when the facility is completed and available for move-in by the client. Specifically, once a client signs a consulting engagement, we collect an initial deposit of between $22,500 and $30,000 for the pre-application process of entity formation, assistance in the securing of a properly zoned location as per the guidelines set forth in the applicable jurisdiction, and filing a business license application with the state and local municipality. Thereafter, when the client’s license is secured an additional payment is due and payable that we recognize as revenue. A final payment is due once the physical location is built-out pursuant to security specifications submitted to the state or local municipality and our company’s Medbox machines are delivered and installed at the premises.

Our consulting clients generally pay in advance for their services by either wire or check. We record advance payments from clients as customer deposits on the balance sheet.  We establish an allowance for bad debts for any account receivable that we deem as possibly uncollectible.

We recognize equipment sales not associated with a consulting contract when the product is shipped.

Provisions for estimated returns and allowances, and other adjustments are provided in the same period the related sales are recorded. We will at times allow customers to receive a full refund should political events prevent the customer from being able to operate its contracted location. We include the provision for returns as well as an allowance for bad debts on our balance sheet.

Cost of Revenues:  Our cost of revenue relates to primarily three types of revenue-producing activities consisting of general consulting for license procurement, construction build out for a particular client location and the delivery of Medbox machines to the client locations or delivery to the customer in the case of the sales of vaporizer products and accessories. Our cost of revenue as it relates to most consulting-related revenue consists mostly of outside legal and zoning consultants. Our internal costs related to our executives that work on the consulting projects is allocated to general and administrative expense and sales and marketing expense. Cost of revenue related to construction build out consists primarily of expenses associated with the construction expense, consulting expense for the continued management of the dispensary unit, server equipment, rent expense, utilities costs, and support and maintenance costs. Cost of revenues associated with the sale of Medbox machines or vaporizer product include the actual purchased product cost, delivery, personnel costs managing the procurement of product and third party storage and fulfillment costs.

Income Taxes:  We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the expected future tax consequences of items that have been included or excluded in the financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

In our interim financial statements we follow the guidance in ASC 270 “Interim Reporting” and utilized the expected annual effective tax rate in determining our income tax provision for the interim period.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the future generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and taxing strategies in making this assessment. Based on this assessment, management has established a full valuation allowance against all of the net deferred tax assets for each period, since it is more likely than not that all of the deferred tax assets will not be realized.

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards.  As of June 30, 2014, December 31, 2013 and 2012, no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes.  Our policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties were recorded during the period ended June 30, 2014, December 31, 2013 and 2012.

As noted above, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Goodwill

First, the Company qualitatively evaluates annually the recoverability of identifiable intangible assets when events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to a significant decrease in the market value of an asset, a significant adverse change to the extent or manner in which an asset is used, or an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. Second, if management determines that full recovery may not occur, the Company then quantitatively measures the carrying amount of the asset against the estimated non-discounted future cash flows associated with it. Should the sum of the expected future cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.  The Company acquired Vaporfection International, Inc. as of April 1, 2013 and evaluated the fair value of goodwill based on a projection of estimated future cash flows of the business. Key assumptions considered were the expected costs and selling prices of the Company’s current main product, the timing, costs and expected selling price of the Company’s product in development at the time of the purchase, expected marketing and sales costs and the general and administrative costs to run the business unit. There is a large amount of uncertainty surrounding how well the market will accept the Company’s newest product which if sales do not meet forecasted expectations could result in a significant decrease in the market value of the business unit and of the recorded value of goodwill. Currently the Company believes that the fair value of Vaporfection International, Inc. is substantially in excess of the carrying value. As of June 30, 2014, December 31, 2013 and 2012, the Company’s management has determined that there has been no impairment losses associated with these assets.

Design costs and trademarks & patents are initially measured based on their fair values at time of purchase. The design costs and trademarks & patents are being amortized on a straight-line basis over the life of the trademarks and are stated at cost net of accumulated amortization.

Results of Operations

Comparison of the three months ended June 30, 2014 and 2013

Overview of Results

The Company reported a consolidated net loss of $1,480,259 for the three months ended June 30, 2014 and net income of $465,480 for the three months ended June 30, 2013.  The decrease in net income of $1,945,739 was primarily due to a few key factors related to the reduction in revenue and the increase in certain identified costs. Revenue was down for the current period as delays in adoption of final regulations in certain states and the ultimate timing of the application process in states with final regulations reduced and delayed the opportunity to apply for new licenses and consequently delayed the notice of the results of any license application made. In addition, revenue was further reduced by additional sales allowances and refunds recorded due to a legislative change in the San Diego market area which reduced the ability of certain clients to obtain licenses and triggered certain contract refunds. Operating costs increases relating to increases in bad debt provisions on certain accounts receivable, increases in research and development expenses that in comparable periods were often paid directly by an affiliate but now is being incurred directly by the Company and increases in sales and marketing expenses related to additional sales staffing, product promotion of vaporizers and lobbying cost increases to  better understand individual states’ regulations.

Revenue

Total revenue consisted of revenue from Medbox system sales, location build-outs fees, referral fees and revenue sharing from real estate transactions with partners, sale of the territory rights and consulting service fees, which are often bundled together in a single offering to clients and revenue from sales of vaporizers and accessories of the Company’s subsidiary Vaporfection International, Inc. (“VII”).

Revenue Description	For the three months ended June, 30 2014	For the three months ended June, 30 2013	Increase (Decrease)
Consulting agreements	$-	$1,555,268	$(1,555,268)
Sale of locations and management rights	220,000	-	220,000
VII-product sales	15,916	19,552	(3,636)
Sale of territories	100,000	-	100,000
Finder’s fee	98,532	-	98,532
Gross revenue	434,448	1,574,820	(1,140,372)
Allowances and refunds	(266,930)	-	(266,930)
Net revenue	$167,518	$1,574,820	$(1,407,302)

   Consulting Revenue

The revenue for the three months ending June 30, 2014 decreased $1,555,268 compared to three months ended June 30, 2013.  Revenue of $700,000 was recorded in the second quarter of 2013 from a single client for the sale of a new location in Arizona. The decrease in this type of revenue is mainly due to the fact that local government decisions on license applications has extended out past the end of the current quarter. In addition, due to delays in adopting final regulations in other states and the timing of application submittals for those states we are delayed in completing the application process and executing on our business model.

The Company’s client obtained a provisional license in the state of Oregon but because of delays with local permits for interior build-outs the Company was not able to finalize the delivery of the facility to the client during the second quarter of 2014. The work on the Oregon location and delivery of the location to the client is expected to be finalized in the fourth quarter of 2014.

The Company’s revenue model is significantly different in the second quarter of 2014 as compared to second quarter of 2013. This difference is mainly due to the fact that the Company is moving away from the business model of obtaining licenses for clients for a set upfront fee. The Company is in the process of modifying its consulting engagements by providing ongoing management and support services for clients so that the consulting contract would continue in perpetuity. The impact of this change is that we expect revenue to be based upon the passage of time and the ability of the individual locations to continue operations.

   Sale of locations and management rights

During the second quarter of 2014 the Company sold 50% of its management rights in one Arizona location for $175,000. Additionally, the Company recorded revenue of $45,000 from two clients for the opportunity to be on the Board of Directors of a management company.

   VII-Product sales

In the second quarter of 2014, the Company sold $15,916 of vaporizer products and accessories through our VII operating subsidiary. This is a reduction of $3,636 or 18.6% compared to $19,522 sold in three months ended June 30, 2013. We expect to be able to release our newest portable vaporizer product for general availability late in the fourth quarter of 2014.

   Sale of territories

During three months ended June 30, 2014 the Company sold for $100,000, exclusive rights to one of its clients to be the first to apply for the first five contracts that the Company is awarded in the state of Oregon using the Company’s services. There were no similar revenues in the comparable period of 2013.

Finder fees

During the second quarter of 2014, the Company entered into an agreement with MJ Holdings, Inc., a publicly traded company that provides real estate financing and related solutions to licensed marijuana operators. Medbox agreed to market MJ Holdings' real estate financial products and offerings to its consulting clients and agreed to direct all incoming real estate related opportunities to MJ Holdings (for details see also note to financial statements, Note 10 – Marketable Securities and Customer Deposits). Revenue recognized in three months ended June 30, 2014 from this agreement was $98,532. There were no similar revenues for the three months ended June 30, 2013.

   Allowances and refunds

Due to the change in business and legal environment in the San Diego market (for details see below “Comparison of the six months ended June 30, 2014 to 2013” , Revenue ) the Company recorded an additional provision for sales allowances of $266,930 in the second quarter of 2014 related to the reversal of revenue recognized on San Diego contracts for contract work the Company had previously completed but for which either refunds to clients will be made or a reduction in a previous billing occurred due to change in the regulations.

Provisions for sales allowances is disclosed as a separate line in the Consolidated Statements of Operations. There were no such events in 2013. During the three months ended June 30, 2013, the Company recognized revenue for work performed on various contracts in the amount of $718,000 from the contracts with clients who applied for licenses for San Diego locations prior to the change in the legislation.

Cost of revenue

Our cost of revenue includes systems costs for our systems sales and construction, build-out, licenses or rights repurchased from former clients and resold to new clients, and permits for our consulting activities and costs associated with our Vaporfection International, Inc. subsidiary which included the product cost of vaporizers and accessories, the fulfilment activities associated with sales orders and the Company’s purchasing department.

During the three months ended June 30, 2014, the costs of revenue increased by $367,520 or 203.0% to $548,557 compared to $181,037 for the three months ended June 30, 2013. This was mainly due to the increase in the charge to operations of inventory costs and additional expenses related to the changes in San Diego legislation, which were partially offset by the reduction in construction and build outs costs.

Cost of inventory

The increase is mainly due to the charge to operations of inventory cost of $325,000 which represents the cost for the 50% of Company’s management rights in one of the Arizona locations sold for $175,000 during the second quarter.

Constructions and build-outs

The costs for construction and build-outs decreased by $123,064 during three months ended June 30, 2014 compared to the same period of 2013. This was due to delays in adopting final regulations in states in which the Company intends to submit license applications and the timing of application submittal deadlines for other states thereby delaying the need to construct facilities.

Other costs of revenue

During the second quarter of 2014, the Company expensed $60,000 that were incurred for the development of two locations and $56,000 of deposits previously paid for securing certain locations in San Diego, which became obsolete after the introduction of changes in the legislation as previously described.

   VII-Product cost

For the three months ended June 30, 2014, the cost of goods sold of VII was $47,870 compared to $47,626 for the three months ended June 30, 2013. Cost of goods sold include costs associated with shipping and storing the product along with personnel assigned the function to manage the inventory.

Operating Expenses

Operating expenses consist of all other costs incurred during the period other than cost of revenue. The Company incurred $1,137,232 in operating expenses for three months ended June 30, 2014 compared to $832,456 for the three months ended June 30, 2013. The increase of $304,776 or 36.6% was primarily due to the increase in selling and marketing expenses of $125,779, increases in research and development expenses of $57,033 and increases in general and administrative expense of $121,964.

   Sales and Marketing expenses

Sales and marketing expenses include public relations and promotion, lobbying, purchased advertising, travel and entertainment and outside services for sales and marketing consultants and sales lead generation.  The Company incurred $286,784 and $161,005 in sales and marketing expenses for the three months ended June 30, 2014 and 2013, respectively. The expense increased by $125,779 or 78.1% in the second quarter of 2014 compared to the second quarter of 2013. Sales and marketing expenses for three months ending June 30, 2014 and 2013 represents 66.0% and 10.2% respectively, of gross revenues, before the provision for sales allowances and refunds. The expenses incurred during the three month periods ended June 30, 2014 and 2013 are summarized and described below.

Expense Description	For the three months ended June, 30 2014	For the three months ended June, 30 2013	Increase (Decrease)
VII sales and marketing expense	$61,337	$35,605	$25,732
Lobbying	92,785	-	92,785
Public relationship expense	9,625	27,416	(17,791)
Employee costs	38,937	-	38,937
Independent contractors costs	26,763	40,895	(14,132)
Meetings, conferences and trade shows	35,865	2,862	33,003
Purchased advertising	9,815	29,188	(19,373)
Other (sum of smaller accounts)	11,657	25,039	(13,382)
Total sales and marketing	$286,784	$161,005	$125,779

During three months ended June 30, 2014 and 2013, the Company incurred $61,337 and $35,605 in marketing and sales expenses related to VII activity. The increase is related to the fact that the Company is preparing to launch a new vaporizer product during the fourth quarter of 2014.

The Company incurred lobbying expenses in the second quarter of 2014 in the amount $92,785 in order to promote the Company in states/markets of interest and to better understand the regulations being developed in those state or local governments. To maximize efficiency, the Company is utilizing services of lobbying experts from the specific states/market of interest. In addition, this strategy led to a decrease of $17,791 in public relations expenses to $9,625 for the three months ended June 30, 2014 compared to $27,416 for the three months ended June 30, 2013.

To perform day-to-day marketing operations the Company uses independent contractors who are managed by a sales executive who is a Company employee. The employment of a sales executive in 2014 led to additional costs of $38,937 for the three months ended June 30, 2014. There were no similar costs in the second quarter of 2013. Better management and supervision of independent contractors and in-house expertise allowed the Company to reduce the cost of independent contractors’ by $14,132 to $26,763 for the three months ended June 30, 2014 compared with $40,895 for the same period of 2013.

During the three months ended June 30, 2014, the Company incurred increased expenses for meetings, conferences and trade shows in the amount of $33,003. This additional expense allowed the Company to promote its products and services to a broad range of possible clients at more specialized events, to become informed about competitors and their products and to receive general and specific knowledge of the industry. The Company reduced purchased advertising expenses by $13,382 as compared to the same period of 2013 because of the current emphasis on the attendance at conferences and trade shows as mentioned above versus purchased advertising.

   Research and development

Research and development consists of engineering work done on the software enhancements of the Medbox. This work is funded in connection with an affiliate company owned by a co-founder.  Our research and development expenses for the three months ended June 30, 2014 and 2013, were $67,033 and $10,000, respectively, and represent the Company’s investment in developing new tracking technologies for cultivation facilities that we intend to sell to clients as a package with their consulting agreement. In addition, the Company believes that this software will give our clients a competitive advantage in the process of applying for licenses for cultivation facilities.

   General and administrative

General and administrative expenses include legal, lobbying, accounting, payroll, consulting, rent and other costs. The Company’s general and administrative expenses increased by $121,964 or 18.4% to $783,415 for the three months ended June 30, 2014 compared to $661,451 for the three month period ended June 30, 2013. The expenses incurred during the three month periods ended June 30, 2014 and 2013 are summarized and described below:

Expense Description	For the three months ended June, 30 2014	For the three months ended June, 30 2013	Increase (Decrease)
VII general and administrative expenses	$35,607	$32,355	$3,252
Costs of being public	126,693	6,904	119,789
Bad debt expense	145,000	-	145,000
Insurance	38,100	-	38,100
Rent expense	52,129	29,893	22,236
Fund raising consultants	6,250	65,000	(58,750)
Professional accounting services	17,750	63,500	(45,750)
Management fee - Vincent Chase, Inc.	37,500	75,000	(37,500)
Legal costs	91,698	148,972	(57,274)
Lobbying costs	-	47,134	(47,134)
Employee costs	43,611	84,833	(41,222)
Independent contractors costs	71,685	22,171	49,514
Charity and donations	21,500	300	21,200
Other (sum of smaller accounts)	95,892	85,389	10,503
Total general and administrative	$783,415	$661,451	$121,964

The increase of $121,964 for the three months ended June 30, 2014 compared to three months ended June 30, 2013 is primarily due to the increase in the provision for doubtful accounts receivable in the amount of $145,000, increases in costs related to being a public company of $119,789, increases in insurance costs of $38,100 and increases in rent expense of $22,236 offset by the reductions in fund raising consultant costs of $58,750, decreases in outside professional accounting services of $45,750, reductions in management fee of $37,500 and reductions in legal costs of $57,274.

During the three months ended June 30, 2014 the Company incurred $126,693 in costs related to being a public company such as SEC related legal costs, investor relations costs, SEC filing costs and independent directors’ compensation cost which in aggregate increased by $119,789 compared to the same period of 2013.

As described in Note 9 to the financial statements during the second quarter of 2014, the Company identified some of the accounts receivable as doubtful for collection and charged to operations the amount of $145,000. There were no similar events during the second quarter of 2013.

Insurance expense increase by $38,100 during the three months ended June 30, 2014 due to the introduction in 2014 of directors’ and officers’ insurance. There was no such expense during the same period of 2013.

The rent expense during the three months ended June 30, 2014 increased by $22,236 to $52,129 compared to $29,893 for three months ended June 30, 2013. This change is due to the fact that the Company increased the amount of leased office space which led to monthly rent increase from $5,303 to $14,396. Also during the three months ended June 30, 2014 the Company incurred an additional $3,562 in rent expense for our Arizona office. There was no such rent expense during the same period of 2013.

The Company reduced by $58,750 fund raising expenses during three months ended June 30, 2014, compared to the same period of 2013.

The Company improved its cost management through engaging employees and independent contractors instead of sourcing an outside firm’s services for some of the activities. This led to a decrease of $45,750 in professional accounting service expense to $17,750 for the three months ended June 30, 2014, compared to $63,500 for the three months ended June 30, 2013. At the same time this led to an increase in the Company’s expenses related to independent contractors by $49,514 to $71,685 for the three months ended June 30, 2014 compared to $22,171.

A significant reduction of general and administrative expenses of $12,500 per month is due to a temporary reduction in the fees from $25,000 to $12,500, paid for management consulting to Vincent Chase, Inc., a related party company. This led to savings of $37,500 for the second quarter of 2014 compared to the same period of 2013.Effective July1st the management fee returned to $25,000 per month.

Another significant change in general and administrative expenses is represented by the reduction of $57,274 in legal costs for the three months ended June 30, 2014 to $91,698 compared to $148,792 for the three months ended June 30, 2013. This is mostly due to the fact that the Company incurred $126,687 for the three months ended June 30, 2013 in legal cost related to the lawsuit on the behalf of the Company’s Arizona clients. This matter was finalized in 2013 and had no comparable costs in 2014. This reduction was offset by increases in general legal expenses related to corporate matters of $69,409 for the three months ended June 30, 2014 compared to the same period of 2013.

During the second quarter of 2014 the Company did not utilize lobbying services, related to the general matters, this led to a reduction in general and administrative services by $47,134 for the three months ended June 30, 2014 compared to the same period of 2013. Some lobbying services were used and described above as a part of sales and marketing expenses.

Employee costs decreased by $41,222. This is mostly due to the fact that during the three months ended June 30, 2013 there was one additional executive employee who is no longer with the Company whose cost approximated $11,900. In addition, another employee’s services which were previously classified as a component of general and administrative expenses were transitioned, effective January 1, 2014, as a component of cost of revenue thereby reducing general and administrative employee related costs by approximate $10,000 for the three months ended June 30, 2014.

During the second quarter of 2014, the Company made donations in the amount of $21,500.

The Company expects that its general and administrative expenses will increase during 2014 as we add additional management talent and continue to build out our infrastructure to take advantage of market opportunities.

Other Income (Expense)

Other income for three months ending June 30, 2014 was $11,501 compared to other losses of $5,788 for three months ending June 30, 2013. The increase of $17,288 is due to the other interest income on the outstanding note receivable from a Canadian company and the other interest income on the balance of outstanding receivable from one of the Company’s clients. In addition the Company’s subsidiary VII paid off the interest bearing note payable acquired as part of the acquisition of that business. The interest expense incurred for the three months ended June 30, 2013 was $5,250.

Unrealized gain from marketable securities

As described in the Note 10 - Marketable Securities and Customer Deposits to the financial statements, the Company receives revenue from marketing MJ Holdings' real estate financial products and offerings to its consulting clients and will direct all incoming real estate related opportunities to MJ Holdings. The Company records revenue at the time of initial recognition of the warrants or other financial assets received as payment for the services. All subsequent evaluations as of the reporting dates, until the securities are sold, are treated as gains or losses from marketable securities. During the three months ended June 30, 2014, the value of the financial assets received increased by $26,511 giving rise to the gain in the same amount. There was no such income during the comparable period of three months ended June 30, 2013.

Comparison of the six months ended June 30, 2014 and 2013

Overview of Results

The Company reported a consolidated net loss of $2,739,681 for the six months ended June 30, 2014 and net income of $135,100 for the six months ended June 30, 2013.  The decrease in net income of $2,874,781 was primarily due to a few key factors related to the reduction in revenue and the increase in certain identified costs. Revenue was down for the current period as delays in adoption of final regulations in certain states and the ultimate timing of the application process in states with final regulations reduced and delayed the opportunity to apply for new licenses and consequently delayed the notice of the results of any license application made. In addition, revenue was further reduced by additional sales allowances and refunds recorded due to a legislative change in the San Diego market area which reduced the ability of certain clients to obtain licenses and contract refunds were provided for. Operating costs increases relating to a write off of Massachusetts inventoried license acquisition costs, the impact of a $150,000 loss on the sale of our share of management rights in one facility in Arizona, increases in bad debt provisions on certain accounts receivable, increases in research and development expenses that in comparable periods were often paid directly by an affiliate but now is being incurred directly by the Company and increases in sales and marketing expenses related to additional sales staffing, product promotion of vaporizers and lobbying cost increases to  better understand individual states’ regulations.

The Company’s subsidiary VII was acquired on April 2, 2013, accordingly the VII expenses did not exist for the first quarter of 2014, but were a part of total amounts for the first six months of 2014. To improve understandability, the VII expenses are presented as a separate item.

Revenue

Revenue consisted of Medbox system sales, location build-outs fees, finder’s fees, sale of the territory rights and consulting service fees, which are often bundled together in a single offering to clients and revenue from sales of vaporizers and accessories of the Company’s subsidiary Vaporfection International, Inc. (“VII”). For the six months ended June 30, 2014, the Company recorded revenue of $1,728,998 compared to $2,820,342 for the same period of 2013. The reduction of $1,091,344 was accentuated by the provisions for sales allowances and refunds which further reduced the revenue for six months ended June 30, 2014 to the net revenue of $499,288, which represents a decrease of $2,321,054 compared to the net revenue of $2,820,342 for the six months ended June 30, 2013.

Revenue Description	For the six months ended June, 30 2014	For the six months ended June, 30 2013	Increase (Decrease)
Consulting	$119,497	$2,100,790	$(1,981,293)
Sale of locations and management rights, related party	650,000	200,000	450,000
Sale of locations and management rights	220,000	-	220,000
VII-product sales	40,969	19,552	21,417
Sale of territories, related party	500,000	500,000	-
Sale of territories	100,000	-	100,000
Finder’s fee	98,532	-	98,532
Gross revenues	1,728,998	2,820,342	(1,091,344)
Allowances and refunds	(1,229,710)	-	(1,229,710)
Net revenues	$499,288	$2,820,342	$(2,321,054)

   Consulting Revenue

The consulting revenue for the six months ending June 30, 2014 decreased by $1,918,293 to $119,497 compared to $2,100,790 for the six months ended June 30, 2013. This change in revenue was mainly due to the fact that the Company did not recognize any revenue for its San Diego market clients during the first six months of 2014. In addition, due to delays in adopting final regulations in other states and the timing of application submittals for other states, revenue was not fully recognized for many of our clients.

The Company obtained a provisional license in the state of Oregon but because of delays with the city permits for interior build-outs could not finalize the delivery of the facility to the client within the quarter.

The Company’s revenue model is significantly different in the second quarter of 2014 compared to second quarter of 2013, which is mainly due to the fact that the Company is moving away from the business model of obtaining license for clients for a set upfront fee. The Company is in the process of modifying its consulting engagements by providing ongoing management and support services for clients so that the consulting contract would continue in perpetuity. The impact of this change is that the Company expects revenue to be based upon the passage of time and the ability of the individual locations to continue operations.

   Sale of locations and management rights

Revenue from the sale of locations and management rights was $870,000 for the six months ended June 30, 2014 compared to $200,000 for the six months ended June 30, 2013. The increase of $670,000 is due to the current year revenue related to a sale of an Arizona location for $150,000 and the sale of a 50% interest in management rights for an Arizona location to a non-affiliated shareholder of the Company for $500,000.

In addition, the Company sold 50% of its management rights in a second Arizona location for $175,000. Additionally, the Company recorded revenue of $45,000 from two clients for the opportunity to be on the Board of Directors of a management company.

   VII-Product sales

In the six months ended June 30, 2014, the Company sold $40,969 worth of vaporizer products and accessories through our VII operating subsidiary. This number cannot be directly compared to the six months ended June 30, 2013 due to the fact that the subsidiary was acquired on April 2, 2013, such that there was no such revenue for the first three months of 2013 and only the sales for three months ended June 30, 2014 can be compared to three months ended June 30, 2013. During the second quarter of 2014, VII sold products for a value of $15,916 which represents a reduction of $3,636 or 18.6% compared to $19,522 sold in the three months ended June 30, 2013. We expect to be able to release our newest portable vaporizer product for general availability at the end of the fourth quarter of 2014.

   Sale of territories

In the first six months of 2014, the Company sold exclusive rights to place the Medbox patented dispensing systems in Denver, Colorado for $500,000 to the same non-affiliated shareholder of the Company mentioned above in the management rights sale to a related party. A similar transaction took place during the first quarter of 2013 when the Company sold exclusive rights to place the Medbox patented dispensing systems in the State of Michigan for $500,000, which included the possible shipment of 15 machines. The Company accrued as a cost of goods sold the amount of $300,000 related to the Michigan contract. In the fourth quarter of 2013, the Company reassessed the costs of the machines and adjusted the accrued amount to $150,000.

Additionally, during the six months ended June 30, 2014 the Company sold for $100,000 exclusive rights to one of its clients to be the first to apply for the first of five contracts in the state of Oregon using the Company’s services. There was no similar revenue in the comparable period of 2013.

   Finder fees

During the second quarter of 2014 the Company entered into an agreement with MJ Holdings, Inc., a publicly traded company that provides real estate financing and related solutions to licensed marijuana operators. Medbox will market MJ Holdings' real estate financial products and offerings to its consulting clients and will direct all incoming real estate related opportunities to MJ Holdings (for details see also note to financial statements, Note 10 – Marketable Securities and Customer Deposits). The revenue recognized for the six months ended June 30, 2014 from this agreement was $98,532. There was no similar revenue in 2013.

   Allowances and refunds

Due to the change in business and legal environment in the San Diego market, the total number of licenses offered by the City of San Diego area was reduced from 130 to 32 in late March 2014. As the result of the change in legislation in San Diego, we may not be able to perform on our contractual obligations for the clients who opted for the San Diego market and whose contracts included refund provisions in the event the client does not receive a license.

During the first quarter of 2014, we negotiated payments totaling $88,000 and reduced accounts receivable for $90,000 for certain clients in the San Diego market which reduced revenue through an increase in our provision for sales allowances of $178,000.  In addition we estimated the amount of future revenue reductions, aggregate refunds and accounts receivable write-off that would be expected to occur for other clients wanting to get licenses in the San Diego market. As a direct result of the reduction in available licenses and tighter zoning rules, the Company recorded, in addition to the aforementioned $178,000, additional sales allowances of $1,051,710 ($664,825 as a provision for accounts receivable and $386,885 as a provision for estimated refunds) bringing the total of the allowances and refunds for the six months ended June 30, 2014 related to the reversal of past revenue recognized on San Diego contracts to $1,229,710.

At the end of the second quarter of 2014, the Company determined that the receivables from San Diego clients are uncollectable due to the aforementioned events and wrote off the balances of the receivables and provision in the amount of $664,825. In addition, the Company refunded $71,945 to clients and expects to refund the balance of $314,940 during the third quarter of 2014.

Provisions for sales allowances is disclosed as a separate line in the Consolidated Statements of Operations in order to increase understandability for users. There were no such events in 2013. During the six months ended June 30, 2013, the Company recognized revenue for work performed on various contracts in the amount of $1,258,000 from the contracts with clients who applied for licenses for San Diego locations prior to the change in the legislation.

Cost of revenue

Cost of revenue includes systems costs for our systems sales and construction, build-out, licenses or rights repurchased from old clients and resold to new clients, and permits for our consulting activities and costs associated with our Vaporfection International, Inc. subsidiary which included the product cost of vaporizers and accessories, the fulfilment activities associated with sales orders and the Company’s inventory management department.

Costs of Revenue	For the six months ended June, 30 2014	For the six months ended June, 30 2013	Increase (Decrease)
Cost of inventory	$871,373	$167,000	$704,373
Write off of Massachusetts license development costs	259,782	-	259,782
Constructions and build-outs	-	410,542	(410,542)
VII-product cost	113,038	19,437	93,601
Other (sum of smaller accounts)	196,284	204,118	(7,834)
Total costs of revenue	$1,440,477	$801,097	$639,380

Total costs of revenue increased during the six months ended June 30, 2014 by $639,380, which is mostly due to the increases in inventory costs of the locations and management rights sold during the first six months of 2014 and the write off of the costs incurred for the developing of Massachusetts market. This increase was slightly offset by the reduction in construction and build-out costs due to the delay in procuring additional licenses.

   Cost of inventory

As a direct link between revenue and costs of revenue, the Company incurred $704,373 additional costs associated with procuring management rights and locations in order to generate the $670,000 increase in revenues from sale of locations and management rights for six months ended June 30, 2014 compared to the six months ended June 30, 2013. The Company generated a margin of 16.5% [(200,000-167,000/200,000] for the six months ended June 30, 2013 from the sale of the locations and sale of management rights repurchased from existing clients. By comparison, the margin for the six months ended June 30, 2014 was approximate 0.0% [(870,000 – 871,373)/870,000], which was due to high inventory costs of the $325,000 of the 50% management rights in one Arizona location sold for $175,000 during the second quarter of 2014.

   Write off of Massachusetts license development costs

The second factor relating to the increase in costs of revenue was the write off of the costs accumulated for the development of the Massachusetts market in the first quarter of 2014. The Company holds in its inventory the capitalized costs incurred during development of new markets. These are charged to cost of revenues after finalizing work on the consulting agreements for specific market by allocation of total capitalized costs to the number of clients/licenses in the specific market. In late January 2014, the announcements for awarding licenses for dispensaries in Massachusetts were issued; the Company did not obtain any licenses in that state. As a result, the incurred costs for developing the market of Massachusetts were expensed as a “write off charge” to cost of revenue in January 31, 2014, in the amount of $259,782.

   Constructions and build-outs

The Company did not have any sales which would have associated charges to cost of revenue for any construction and build-out costs for the first six months of 2014 due to delays in adopting final regulations in states in which the Company intends to submit applications and the timing of application submittals for other states, accordingly revenue and related costs of revenue were not recognized. All costs incurred for the development of the new projects are capitalized as inventory costs, these are charged to cost of revenue after the work is finalized. As a result the construction and build out costs decreased by $410,542, the same amount of costs incurred for first the first six months of 2013 for the additional build-out costs for locations of our clients in Arizona.

   VII-Product cost

The Company incurred costs of $113,038 for the six months ended June 30, 2014 associated with our Vaporfection International, Inc. subsidiary which included the product cost of vaporizers and accessories, the fulfilment activities associated with sales orders and the Company’s purchasing department. As previously described these costs cannot be compared to the same period of 2013, the costs of revenue for the six months ended June 30, 2013 was $19,437. The Company expects to release its newest portable vaporizer product late in the fourth quarter of 2014 which is expected to significantly increase the activity in the business unit.

   Other costs of revenue

The outside services, legal costs and independent contractors incurred as a part of revenue generation supporting activities slightly decreased by $7,834 for the six months ended June 30, 2014 compared to the same period of 2013.

Operating Expenses

Operating expenses consist of all other costs incurred during the period other than cost of revenue. The Company incurred $1,850,156 in operating expenses for six months ended June 30, 2014 compared to $1,787,890 for the six months ended June 30, 2013. The increase of $62,266 or 3.5% was primarily due to an increase in research and development expenses of $56,533 and a slight increase in selling and marketing expenses of $14,751 offset by a decrease in general and administrative expense of $9,018.

   Sales and Marketing expenses

Sales and marketing expenses include public relations and promotion, lobbying, purchased advertising, travel and entertainment and outside services for sales and marketing consultants and sales lead generation.  The Company incurred $430,008 and $415,257 in sales and marketing expenses for the six months ended June 30, 2014 and 2013, respectively. Sales and marketing expenses for six months ending June 30, 2014 and 2013 represent 24.9% and 14.7% respectively, of gross revenues, before the provision of sales returns.

The expenses incurred during the six month periods ended June 30, 2014 and 2013 are summarized and described below.

Expense Description	For the six months ended June, 30 2014	For the six months ended June, 30 2013	Increase (Decrease)
VII sales and marketing expense	$105,055	$35,605	$69,450
Lead generation-Kind Clinics	-	113,613	(113,613)
Lobbying	92,785	-	92,785
Public relations firm expense	9,625	47,966	(38,341)
Employee costs	38,937	-	38,937
Independent contractors costs	97,618	80,855	16,763
Outside services	3,263	54,999	(51,736)
Meetings, conferences and trade shows	43,291	9,135	34,156
Purchased advertising	29,879	61,085	(31,206)
Other (sum of smaller accounts)	9,555	11,999	(2,444)
Total sales and marketing	$430,008	$415,257	$14,751

During six months ended June 30, 2014, the Company incurred $105,055 in marketing and sales expenses related to VII activity. As previously mentioned the comparison to the same period of 2013 is impracticable due to the fact that there was no VII activity for the first quarter of 2013. The expenses incurred for only three months ended June 30, 2013 were $35,605. The Company increased its marketing expenses related to VII subsidiary due to the fact we expect to launch a new product to the market in the third quarter of 2014. The Company expects additional increases in sales and marketing expenses for this business for the rest of the year.

Although the total change in sales and marketing expenses is relatively small, $14,751 for the six months ended June 30, 2014 compared to the same period of 2013, some significant changes occurred in the structure of expenses.

During the first six months of 2013 the Company incurred a one-time expense for sales and marketing support and leads generation from Kind Clinics in the amount of $113,613, a related party.

The Company incurred an increase in lobbying expenses for the six months ended June 30, 2014 in the amount $92,785 in order to promote the Company in the states/markets of interest. To maximize efficiency, the Company is utilizing the service of lobbying experts from the specific states/market of interest. In addition, this strategy led to savings of $38,341 in public relations expenses.

To perform day-to-day marketing operations, the Company uses independent contractors who are managed by a Company sales executive. During the six months ended June 30, 2014, the Company incurred $136,555 in payroll and independent contractor related costs compared to $80,855 for the same period of 2013. The increase of $55,700 in the employee/consultant related costs led to the reduction in the utilization of the outside service firms to perform day-to-day operations thereby saving $51,736.

During the six months ended June 30, 2014, the Company increased the expenses for meetings, conferences and trade shows by $34,156 compared to the same period of 2013. This was due to the reallocation of resources from purchased advertising and allowed the Company to promote its products and services to a broad range of possible clients by participating in the industry specific events and tradeshows, to become informed about competitors and their products and to get general and specific knowledge of the industry.

   Research and development

Research and development consists of engineering work done on the software enhancements of the Medbox. This work is funded in connection with an affiliate company owned by a co-founder.  Our research and development expenses for the six months ended June 30, 2014 and 2013, were $75,033 and $18,500, respectively, and represent the Company’s investments in developing new tracking technologies for cultivation facilities that we intend to sell to clients as a package with their consulting agreement. In addition, the Company believes that this software will give our clients a competitive advantage in the process of applying for licenses for cultivation facilities.

   General and administrative

General and administrative expenses include costs of being a public company, legal, lobbying, accounting, payroll, consulting, rent and other costs. The Company’s general and administrative expenses slightly decreased by $9,018 to $1,345,115 for the six months ended June 30, 2014 compared to $1,354,133 for the six months period ended June 30, 2013.

 The expenses incurred during the six month periods ended June 30, 2014 and 2013 are summarized and described below:

Expense Description	For the six months ended June, 30 2014	For the six months ended June, 30 2013	Increase (Decrease)
VII general and administrative expenses	$105,167	$60,543	$44,624
Costs of being public	174,226	26,959	147,267
Fund raising consultants	12,500	145,000	(132,500)
Bad debt	145,000	-	145,000
Legal costs	155,407	294,543	(139,136)
Lobbying costs	22,700	101,008	(78,308)
Professional accounting services	75,845	118,185	(42,340)
Employee costs	99,543	128,755	(29,212)
Independent contractors costs	112,820	8,775	104,045
Management fee - Vincent Chase, Inc.	75,000	150,000	(75,000)
Management fee – Kind Clinics	-	61,019	(61,019)
Insurance	63,500	-	63,500
Rent expense	103,602	43,914	59,688
Charity and donations	31,800	10,500	21,300
Other (sum of smaller accounts)	168,005	204,932	(36,927)
Total general and administrative	$1,345,115	$1,354,133	$(9,018)

During the six months ended June 30, 2014, the Company incurred $105,167 of general and administrative expenses related to its subsidiary VII. The increase of $44,624 compared to the same period of 2013 is totally due to the fact that the Company acquired VII on April 2, 2013 and had no similar expenses for the first quarter of 2013.

During the six months ended June 30, 2014, the Company incurred additional costs of $147,267 related to being a public company such as SEC legal costs, investor relations, filings cost and independent directors’ compensation costs.

The $12,500 cost of fund raising consultants incurred during the six months ended June 30, 2014, decreased by $132,500 compared to the $145,000 incurred for the same period of 2013 as the Company discontinued the service of the prior engaged firms.

As described in the Note 9 to the financial statements during the second quarter of 2014, the Company identified some accounts receivable as doubtful for collection and created a provision in the amount of $145,000. There were no similar events during the first six months of 2013.

Another significant change in general and administrative expenses represents the reduction by $139,136 in legal costs for the six months ended June 30, 2014 to $155,407 compared to $294,543 for the six months ended June 30, 2013. This is mostly due to the fact that the Company incurred expenses in the amount of $240,833 for the six months ended June 30, 2013 in legal cost related primarily to the lawsuit on the behalf of the Company’s Arizona clients. The Arizona matter was finalized in 2013. This reduction was offset by the increased general legal expenses related to the general corporate matters incurred during the six months ended June 30, 2014.

The Company reduced lobbying services related to general matters during the first six months of 2014. This led to a reduction in general and administrative services of $78,308 for the six months ended June 30, 2014 to $22,700 from $101,008 for the six months ended June 30, 2013. Some services were used and described above as a part of sales and marketing expenses.

The decrease of $42,340 in professional accounting service expense to $75,845 for the six months ended June 30, 2014 compared to $118,185 for the same period of 2013 is partially due to improved cost management and talent attraction through engaging employees and independent contractors instead of sourcing outside firms for services of certain activities. At the same time this led to an increase in the Company’s expenses related to the independent contractors of $104,045.

The payroll costs decreased by $29,212. This is mostly due to the fact that during the six months ended June 30, 2013 there was one additional executive employee that cost approximate $17,700 that is longer with the Company. In addition another employee’s services were classified as a cost of revenue starting in 2014.

A significant reduction of general and administrative expenses of $12,500 per month is due to the reduction in the fees from $25,000 to $12,500, paid for management consulting to Vincent Chase, Inc., a related party company. This led to savings of $75,000 in the costs incurred for the six months ended June 30, 2014 compared to the same period of 2013. Effective July 1, 2014, the monthly charge will return to $25,000.

During the six months ended June 30, 2013, the Company incurred $61,019 in consulting fees paid to one of its founders and shareholders. There were no such expenses during the same period of 2014.

The insurance expense increased by $63,500 during the six months ended June 30, 2014. This was due to the introduction in 2014 of the directors’ and officers’ insurance program. There were no such expenses during the same period of 2013.

Rent expense during six months ended June, 2014 increased by $59,688 to $103,602 compared to $43,914 for the six months ended June 30, 2013. This change is due to the fact that the Company increased the leased office space which led to monthly rent increase from $5,303 to $14,396. Also during the six months ended June 30, 2014 the Company incurred additional $7,125 in rent expense for our Arizona office. There was no such rent expense during the same period of 2013.

During the six months ended June 30, 2014, the Company made donations in the amount of $31,800 compared to $10,500 for the same period of 2013.

The Company expects that its general and administrative expenses will increase during 2014 as we add additional management talent and build out our infrastructure to take advantage of market opportunities.

Other Income (Expense)

Other income increased by $31,348 to $25,153 for six months ending June 30, 2014 compared to other losses of $6,195 for the six months ending June 30, 2013. The change is due to other interest revenue on the outstanding note receivable from the Canadian company and other interest revenue on the balance of outstanding receivable from one of the Company’s clients. In addition the Company’s subsidiary VII paid off the interest bearing note payable, the interest expense incurred for the three months ended June 30, 2013 was $5,250.

Unrealized gain from marketable securities

As described in the Note 10 - marketable securities and customer deposits to the financial statement, the Company receives revenue from marketing MJ Holdings' real estate financial products and offerings to its consulting clients and will direct all incoming real estate related opportunities to MJ Holdings. The Company records revenue at the time of initial recognition of the warrants or other financial assets received as payment for the services. Al subsequent evaluations as of the reporting dates, until the securities are sold, are treated as gains or losses from marketable securities. During the six months ended June 30, 2014 the fair value of the financial assets received increased by $26,511 giving rise to the gain in the same amount. There was no such income during the comparable period of six months ended June 30, 2013.

Gross Margin

Due to changes described above the gross margin decreased by $2,960,434 or 146.6% resulting in a gross loss of $941,185 for the six months ended June 30, 2014 compared to a gross profit of $2,019,245 for the six months ended June 30, 2013. This change can be mainly attributable to the Massachusetts write off in the amount of $259,782, the creation of provision for sales returns related to the San Diego legislative changes in the amount $1,229,710, a net loss of $150,000 on the sale of some management rights  to a client in Arizona, the fact that the Company did not recognize any revenue for its San Diego market clients in the first six months of 2014 and due to delays in adopting final regulations in other states and the timing of application submittals for other states, revenue was not fully recognized for many of our clients. No similar events happened during the same period of 2013.

Net Loss

As a result of the above factors our net income decreased $2,874,781 from a net income of $135,100 for the six months ended June 30, 2013 to a net loss of $2,739,681 for the six months ended June 30, 2014.

Year ended December 31, 2013 Compared to Year ended December 31, 2012

Financial Summary

Revenue increased $2,633,196 or 101.65%, to $5,223,775 for the twelve months ended December 31, 2013, from $2,590,579 for the twelve months ended December 31, 2012, primarily as a result of the completion of contracts for our Arizona customers. Approximately $935,000 of revenue during 2013 related to AMCs in Arizona, the openings of which were delayed by court action that was not resolved until 2013. During 2012, we were unable to recognize revenues from our Arizona clients due to year-end due to litigation in the Arizona courts after Arizona passed a medical marijuana law that provided for the permitting and operation of AMCs, which was then challenged in the courts by Arizona’s governor. This litigation froze our ability to complete our construction build outs and deliver Medbox machines to our clients in Arizona, and as a result, we deferred recognition of revenue already received from these Arizona clients while the case was pending and the dispensary licensing program was on hold. Consequently, we ended 2012 with deferred revenue of $1,608,280. All recorded deferred revenue was recognized during the first three quarters of 2013.

The main reason for the increase in revenues was a change in volume, because there were no changes in pricing policies. This can be linked to our efforts to attract new clients, referrals from existing clients and media attention on the industry itself.

Our Vaporfection International, Inc. (“VII”) subsidiary contributed $144,439 of revenues during the twelve months ended December 31, 2013; there were no similar revenue in 2012.

Although the Company had a gross margin of $2,636,119 during 2013, operational costs of $3,195,679 eroded the result, to a pretax loss of $552,655, which is a $208,168 increase in loss from previous year loss of $344,487. This number represents consolidated pretax profit of MDS of $948,443 and pretax losses of Medbox of $1,184,170 and VII of 316,928. Consolidated pretax loss was slightly reduced by the sale of the Company’s sole vehicle, which generated a gain of $20,682.The loss for 2013 was primarily attributed to higher general and administrative expenses related to raising capital and regulatory compliance in connection with the filing of our Registration Statement on Form S-1, subsequently withdrawn, and the filing of our Form 10 registration statement in order to register our common stock under and become subject to the periodic reporting requirements of the Exchange Act. In addition, we incurred significant legal costs as we litigated on behalf of our Arizona clients to allow them to move forward with the dispensary licenses that the state of Arizona had awarded them. A breakdown is as follows: during the twelve months ended December 31, 2013, our main subsidiary, MDS, had net income of $948,443; Medbox, Inc., with its significant accounting and legal fees, had a net loss of $1,188,170, separate and apart from its aforementioned subsidiaries; our Vaporfection subsidiary had a net loss of $316,928 during the nine-month period after acquisition of April 1, 2013 to December 31, 2013.

Revenue

Total revenues for the year ending December 31, 2013 and 2012 consisted of revenues from Medbox system sales, location build-outs fees, consulting fees collected by matching existing clients with new clients, and consulting service fees, which are often bundled together in a single offering to clients. Consulting revenue, revenue from locations construction and machine sales (which are almost always bundled) increased $1,733,757, or 66.93%, to $4,324,336, during the year ending December 31, 2013 compared to the $2,590,579 during the year ending December 31, 2012. Location resale revenue increased $755,000 during twelve months of 2013, from zero in 2012. (Location resale revenues resulted from the 2 occasions in 2013 when we purchased consulting clients’ businesses, kept the business inoperable during marketing of the business to new entrepreneurs interested in purchasing the business, and later sold the business to the new entrepreneur.) In addition, sales from our new VII subsidiary contributed $144,439 (or 3%) to total revenue during 2013; this business was acquired on April 1, 2013 and as such there were no similar revenues during 2012.

In addition to the revenue from the new clients in 2013 approximately $935,000 relates to clients in Arizona with agreements signed in previous years but recognition was delayed because of the court action that was not resolved until 2013.

Cost of Revenues

Our cost of revenues includes systems costs for our systems sales and construction, build-out, license and permit fees on behalf of our clients for our consulting activities. Cost of revenues increased $1,536,521, or 146.18%, to $2,587,656 for the twelve months ended December 31, 2013 from $1,051,135 during the twelve months ended December 31, 2012, as a result of increased costs related to the build-out of locations for our clients due to delays in implementing the Arizona program discussed above, additional sales of 78 of our Medbox machines during the twelve months ended December 31, 2013 compared to 32 during 2012, and costs related to zoning and site acquisition during 2013. Also, our newly acquired VII subsidiary contributed $222,372 to the total of costs of revenue during 2013. Cost of revenues as a percentage of revenues slightly increased to 49.53% during the twelve months ended December 31, 2013 from 40.58% during the twelve months ended December 31, 2012, as a result of revenue generating construction costs incurred in the twelve months ended December 31, 2013 related to the Arizona location build-outs during the 2013 period compared to 2012 and additional zoning and legal cost associated to new clients consulting and location sourcing.

Operating Expenses

Selling, general and administrative expenses, which we refer to as “operating expenses,” consist of all other costs incurred during the year other than cost of revenues. Operating expenses increased $1,316,697 or 70.07% to the total of $3,195,680 for twelve months ending December 31, 2013 compared to the total of $1,878,983 for the same period of 2012. The Company’s 2013 operational expenses consist of:

	2013				2012
2013 Operating Expenses	Consolidated	MDS	Medbox	VII	Consolidated

Sales and marketing	$664,383	625,776	5,500	33,107	806,221
Research & develop	$74,861	74,861	0	0	0
General and administrative	$2,456,435	1,099,162	1,178,802	178,472	1,072,762

Total Operational Expenses	$3,195,679	1,799,799	1,184,302	211,579	1,878,983

The largest component of the increase in operating expenses during 2013 compared to 2012 was the increase in general and administrative expenses, which increased $1,383,673 or 129.0%, to $2,456,435. That led to 93.18% (2,456,435/2,636,119) of gross profit being used to cover them. This represents an increase from 2012, when 69.69% (1,072,762/1,539,944) of gross profit was used to cover the same expenses. The reasons for this increase are analyzed below under “General and administrative.”

Selling and marketing expenses in the amount of $664,383 accounted for 25.2% (664,383/2,636,119) of the gross margin during 2013, which is a significant improvement from 2012 where they represented 52.37% (806,221/1,539,444).  In addition, in order to strengthen the MDS competitive advantage on the consulting market within the industry the Company had been developing a new tracking technology, for bio-metric chain of custody seed-to-sale tracking, for cultivation facilities. During 2013 the Company incurred $74,861 for the research and development of the tracking technology, which further reduced gross margin by 2.8% (74,861/2,636,119); there were no similar expenses in 2012. Management expects that selling and marketing expenses will grow significantly in 2014 as it expects significant expansion of business opportunities for MDS and VII in 2014 due to favorable changes in the industry, including expansion of medical and recreational marijuana into new U.S. jurisdictions. Also some additional advertising expenses are expected due to planned introduction by VII of the new miVape vaporizer during 2014.

Overall selling and marketing expenses decreased $141,838, or 17.59%, to $664,383 during the year ending December 31, 2013 compared to $806,221 during the year ending December 31, 2012. Selling and marketing expenses were 12.72% and 31.12% of revenues, respectively, during the twelve-month periods of 2013 and 2012. These expenses include professional public relations and promotion, purchased advertising, travel and entertainment and outside services for sales and marketing consultants and sales lead generation. The breakdown of sales and marketing expenses is presented in the table below:

	Consolidated	MDS	Medbox	VII

Public Relationship	$69,691	69,691
Consulting/Outside Services	$407,341	383,114		24,227
Advertising	$146,998	135,925	5,500	5,573
Other	$40,353	37,046		3,307

Total Sales & Marketing	$664,383	625,776	5,500	33,107

During 2013 we inquired $664,383 in Sales and Marketing costs. We showed great results in managing our marketing budget and work with clients. This is especially evident from the increase in revenue of $2.63M (or 101.65%) from the last year ($5,223,775 in 2013 compared to $2,590,579 (restated) in 2012) and decrease in sales and marketing expense of $141,838 or 17.6% (decrease from $806,221 in 2012 to $664,383 in 2013). This reduction is partially due to recruitment of qualified and experienced consultants that account for $407,341 (or 61.3%) out of the total sales and marketing expense. Advertising expense for the year was due to promotional campaigns in specialized magazines and publications. Another factor in reduction of advertising costs were referrals and word-of-mouth advertising from our existing and growing clientele base.

Research and development consists of engineering work done on software enhancements of the Medbox technology along with development of new products at VII. In 2013 we invested in developing new tracking technologies for cultivation facilities that we intend to sell to clients as a package with their consulting agreement. In addition we believe that this software will give our clients a competitive advantage in the process of applying for licenses for cultivation facilities due to increased oversight and inventory tracking in all phases of management and operation of the facility through a biometric chain of custody of all cultivated products. Management expects that these costs will continue to increase during 2014 as we develop our new products, as discussed in “Item 1. Business.”

General and administrative expenses are those related to day-to-day activity and management. These expenses include legal, lobbying, accounting, payroll, consulting and other costs. General and administrative expenses increased $1,383,673 or 128.98 % for twelve months ending December 31, 2013 to $2,456,435 compared to $1,072,762 during the twelve months ended December 31, 2012. This increase eroded 93.18% of the Company’s gross profit. The significant increase in these costs during 2013 compared to 2012 is primarily related to significant legal and accounting expense incurred in preparing our Form S-1 and Form 10 registration statements. During the year we incurred approximately $91,000 in legal fees in connection with the preparation and filing of our Form S-1 and Form 10 registration statements; there were no such expenses in 2012.  In order to comply with financial and reporting, corporate governance and internal control requirements for SEC reporting companies we incurred expenses for professional accounting services in the amount of $202,310 for the twelve months ending December 31, 2013, this represents an increase of $25,346 or 14.32% from the previous year’s tally of $176,964 for twelve months ended 2012.

Due to the Company’s growth and development and the development of the industry itself, we hired additional 5 new experienced consultants during 2013. Employee costs, which includes compensation and benefit expenses, increased $172,907, or 96.1%, to $352,907 for the year ending December 31, 2013 compared to $180,000 during 2012.

During 2013 we incurred significant legal fees in connection with assisting our clients in Arizona in order to allow them to utilize the dispensary licenses that they were granted by the state following a legal challenge by the governor. In addition , we incurred significant legal and accounting expenses during 2013 in connection with the preparation of registration statements on Form S-1 and Form 10 that were ultimately withdrawn . During the year ending December 31, 2013 we issued 2,115,100 shares of our common stock, receiving proceeds in the amount of $4,486,541.  In addition, we also incurred expenses of $184,167 to registered broker/dealers.

Income Taxes

Because the company incurred a significant loss we didn’t record any tax provision for federal tax for the year 2013. We accrued $4,000 for the minimum state income tax.

Net Loss

As a result of the above factors, our net loss increased $212,168, or 61.6%, to $556,655 during the twelve months ended December 31, 2013 from a net loss of $344,487 during the twelve months ended December 31, 2012.

Liquidity and Capital Resources—Six Months Ended June 30, 2014 and 2013

As of June 30, 2014, the Company had cash on hand of $975,027 compared to $168,003 at December 31, 2013. The $807,024 increase in cash on hand is primarily the result of stock sale proceeds of $2,442,859, proceeds from net notes payable from a related party of $404,880 and net loans payable of $76,738 partially offset by repayment on the note payable of $75,000 and the use of cash for general operations and for developments of new markets of $1,807,451, the purchases of tangible and intangible assets related to development of the new product of $195,002 and the issuance of notes receivable of $40,000.

Cash Flow

During the six months ended June 30, 2014 cash was primarily used to fund operations, development of the markets and license application processes. We had a net increase in cash of $807,024 during the six months ended June 30, 2014.

See below for additional discussion and analysis of cash flow.	For the six months ended June 30,
	2014	2013
Cash flow	(unaudited)	(unaudited)
Net cash used in operating activities	$(1,807,451)	$(860,583)
Net cash used in investing activities	(235,002)	(1,393,593)
Net cash provided by financing activities	2,849,477	1,609,840
Net increase (decrease) in cash	$807,024	$(644,336)

Cash Flows – Operating Activities

During the six months ended June 30, 2014, cash flows used in operating activities were $1,807,451, consisting primarily of the net loss for the first six months of 2014 of $2,739,681 reduced for non-cash adjustments of depreciation and amortization of $38,953 and the establishment of a non-cash provision for sales allowances and refunds associated with changes in legislation in San Diego service area clients of $1,325,265, and increased for the non-cash adjustments of fair value of marketable securities received as payment for services of $98,532, unrealized gain on reevaluation of the aforementioned securities of $26,511 and profit reduction of the expenses related sale of the investments of $9,600. Additional components of cash used in operating activities were an increase in prepaid expenses and other assets of $213,261 related primarily to the advance funding of $127,000 for the Company’s annual director and officers insurance policy and earnest money for real estate acquisitions of $140,000, a net increase of accounts receivable of $270,963 consisting of net billings of $1,627,119 offset by net collections and deposit adjustments of $1,444,156 and some settlement payments of $88,000 to San Diego clients and increase in inventory of $275,857 which consisted primarily of an increase in inventory costs for new markets of $640,255, a net increase in vaporizer inventory of $263,226, additional advances paid to our Medbox machine supplier during the first six month of 2014 of $208,771 and purchases of the inventory during the period of $354,761 offset by reductions due to sales of a retail location and management rights of $871,374, the write off of inventoried costs associated with both Massachusetts of $259,782 and $ 60,000 associated with San Diego. These operating uses of cash were offset by increases in accounts payable and accrued expenses of $193,384 due to the timing of the payment of trade payables and the overall increase in operating costs. In addition, customer deposits provided net cash during the quarter of $269,352 primarily due to the increase in customer deposits collected on contracts prior to work being completed and revenue recognized.

During the six months ended June 30, 2013 cash flows used in operating activities were $860,583, consisting primarily of the increase in inventories of $909,619 which consisted primarily of the increase in inventory levels of $764,723 due to retail dispensary construction projects in progress in the state of Arizona, VII inventory of $266,849, additional advances paid to our Medbox machine supplier during the quarter of $81,047 offset by reduction in inventory due to sales of a retail location and management rights of $203,000,  increase in notes receivables from a company client of $55,000, the net increase in deferred revenue of $537,473 and net increase of prepaid expenses of $149,584 related primarily to increase in an office rent deposit of approximately $42,726 due to additional office space leased, additional deposits in the amount of $56,000 for securing locations for future applications in the city of San Diego and additional retainer for the audit services of $25,000. The use of the cash flows from operating activities was offset by the net income of $135,100, non-cash depreciation adjustment of $26,139, reduction in accounts receivable with $353,306 consisting of net billings of $2,496,173 offset by net collections and deposit adjustments of $2,849,479, increase in net accounts payable of $186,494 due to the timing of the payment of trade payables and increase in income tax payable of $90,060.

Cash Flows – Investing Activities

During the six months ended June 30, 2014, cash flows used in investing activities were $235,002, consisting primarily of purchase of intangible assets related to purchase of a domain name and patents costs of $166,184, purchases of fixed assets of $28,818 and increases in the amounts of notes receivable of $40,000.  During the six months ended June 30, 2013, cash flows used in investing activities were $1,393,593, consisting primarily of $1,200,000 in advances for investments and purchase of property and equipment of $193,593.

Cash Flows – Financing Activities

During the six months ended June 30, 2014, cash flows provided by financing activities were $2,849,477, consisting primarily of $2,442,859 of proceeds from issuance of common stock, increase in net proceeds from related party notes payable of $404,880 and net proceeds from short term loan of $76,738, offset by payments on a note payable of $75,000 which we acquired as a part of the VII purchase.  During the six months ended June 30, 2013, cash flows provided by financing activities were $1,609,840, which consisted of $2,537,015 of proceeds from issuance of common stock less net payments on the related party notes payable of $869,038 and payments of $58,137 on a long term loan.

Future Liquidity and Cash Flows

Management believes that the Company’s cash balances on hand, cash flows expected to be generated from operations, proceeds from current and future expected debt issuances and proceeds from future share capital issuances will be sufficient to fund the Company’s net cash requirements through June 2015.  However, in order to execute the Company’s long-term growth strategy, which may include selected acquisitions of businesses that may bolster the expansion of the Company’s management services business, and purchases of real estate which would be used as a basis for acquiring retail dispensary and cultivation facilities in regulated markets, the Company will need to raise additional funds through public or private equity offerings, debt financings, or other means.

Since June 30, 2014, the Company has entered into two convertible debt financing transactions, as described below:

On July 21, 2014, the Company entered into a securities purchase agreement, and on September 19, 2014, the Company entered into an amendment thereto (as amended, the “July 2014 Purchase Agreement”) with accredited investors (the “July 2014 Investors”) pursuant to which the Company agreed to sell, and the July 2014 Investors agreed to purchase, convertible debentures (the “July 2014 Purchase Agreement Debentures”) in the aggregate principal amount of $3,500,000, in five tranches, each in the amount of $1,000,000. The initial closing under the July 2041 Purchase Agreement, for July 2014 Purchase Agreement Debentures in the aggregate principal amount of $1,000,000, occurred on July 21, 2014. The second closing under the July 2014 Purchase Agreement, for July 2014 Purchase Agreement Debentures in the aggregate principal amount of $1,000,000, occurred on August 25, 2014. The third closing under the July 2014 Purchase Agreement, for a July 2014 Purchase Agreement Debenture in the principal amount of $500,000, occurred on September 26, 2014. The fourth and fifth closings, each for July 2014 Purchase Agreement Debentures in the aggregate principal amount of $500,000 will occur, subject to customary closing conditions, within 2 days and 5 business days, respectively, of the effective date of the registration statement of which this prospectus forms a part.

The July 2014 Purchase Agreement Debentures bear interest at the rate of 10% per year (half of which is due at issuance) and are convertible into common stock at a conversion price of $11.75 per share (subject to adjustment in the event of stock splits, stock dividends, and similar transactions, and in the event of subsequent sales of common stock at a lower purchase price (subject to certain exceptions)). Repayment of principal on the debentures, together with accrued interest thereon, will begin on the eleventh day of the fourth month after issuance and will continue on the eleventh day of each of the following 8 successive months thereafter. On each such payment date, the Company will redeem one-ninth of the face amount of the July 2014 Purchase Agreement Debentures, except that, (1) the first and second amortization payments will be for one-sixth of the face amount of the July 2014 Purchase Agreement Debentures, and (2) the eighth and ninth amortization payments will be for one-eighteenth of the face amount of the July 2014 Purchase Agreement Debentures.. The Company may make such payments in cash (in which event the Company will pay a 30% premium) or, subject to certain conditions, in shares of common stock valued at 70% of the lowest volume weighted average price of the common stock for the 20 prior trading days.

On September 19, 2014, the Company entered into a securities purchase agreement (the “September 2014 Purchase Agreement”) with an accredited investor (the “September 2014 Investor”) pursuant to which the Company agreed to sell, and the September 2014 Investor agreed to purchase, convertible debentures (the “September 2014 Purchase Agreement Debentures”) in the aggregate principal amount of $2,500,000, in two tranches, the first in the amount of $1,000,000, and the second in the amount of $1,500,000. The initial closing under the September 2014 Purchase Agreement, for a September 2014 Purchase Agreement Debenture in the principal amount of $1,000,000, occurred on September 19, 2014. The second closing under the September 2014 Purchase Agreement, for a September 2014 Purchase Agreement Debenture in the principal amount of $1,500,000, will occur, subject to customary closing conditions, within 2 days of the effective date of the registration statement of which this prospectus forms a part.

The September 2014 Purchase Agreement Debentures bear interest at the rate of 5% per year and are convertible into common stock at a conversion price of $11.75 per share (subject to adjustment in the event of stock splits, stock dividends, and similar transactions, and in the event of subsequent sales of common stock at a lower purchase price (subject to certain exceptions)). Repayment of principal on the September 2014 Purchase Agreement Debentures, together with accrued interest thereon, is due in nine monthly installments, commencing four months from issuance. The Company may make such payments in cash (in which event the Company will pay a 30% premium) or, subject to certain conditions, in shares of common stock valued at 70% of the lowest volume weighted average price of the common stock for the 20 prior trading days. The Company paid a fee to a designee of the September 2014 Investor in the amount of $50,000 in connection with the first closing under the September 2014 Purchase Agreement, and agreed to pay a fee of $75,000 to a designee of the September 2014 Investor upon the second closing under the September 2014 Purchase Agreement.

The Company will continue to execute on its business model by attempting to raise additional capital through the sales of debt or equity securities or other means, however there is no guarantee that such financing will be available on terms acceptable to the Company, or at all.

Our primary source of liquidity are cash flows from operations of the Company’s main subsidiary, Prescription Vending Machines, Inc. (DBA – MDS). Our MDS portion of our overall business model related to our existing consulting business relies significantly on the know-how of our management team and its staff to be successful in acquiring licenses and business locations for our clients, in addition to constructing client locations and the sale of our Medbox machines. Since a majority of the revenue from this business is related to services we provide, the timing of receiving the cash has a significant effect on our cash flows. In addition, our overall profitability is impacted by the number of consulting contracts we are able to secure as well as on the avoidance of significant legal and outside professional costs that can be incurred in the process of fulfilling our obligations under each consulting contract. In the case of our MDS consulting business we make milestone payments to our Medbox machine supplier based on where the machines are in the procuring process. This arrangement requires periodic cash outlays, but avoids large disbursements at any one time helping to smooth our cash outflows. A change in the business model in acquiring retail dispensary and cultivation licenses has made it important to acquire real estate either through lease arrangements or purchase in order to secure a license.  This has required that Company spend cash for earnest deposits on various real estate locations during the quarter and thereafter.  The Company intends to find a partner for the acquisition of the various locations where licenses are applied for, however, the timing of those partnerships may require the Company to acquire ownership of the underlining real estate for a period of time. This process requires significant cash outlays which have ranged from $10,000 to $100,000 per property.

We enter into real estate purchase agreement contracts and arrange to form a new non-affiliated legal entity that applies for a license for a marijuana retail, dispensary or cultivation center at such location. We assist the legal entity in applying for this license. Prior to or following the entity’s receipt of the license, we then seek to enter into a management rights agreement for this location with this entity, pursuant to which the entity grants us the exclusive, assignable right and obligation to manage the operations for this location for a percentage of the income generated by such operations. Under such an arrangement, we do not seek to manage such operations ourselves, but assign our rights under the management rights agreement to an unaffiliated party, in exchange for upfront and monthly fees, and to enter into additional contracts with such parties for the management oversight of individual licensed dispensary, retail cultivation centers in exchange for additional compensation.

A summary of our active real estate purchase transactions as of August 8, 2014 is as follows:

Property	Purchase price	Initial closing date	Amount paid in escrow	Date escrow opened	Amounts to be paid in escrow
1	$3,500,000	12/11/2014	$100,000	7/25/2014	$-
2	3,650,000	01/05/2015	100,000	7/21/2014	-
3	2,450,000	12/01/2014	100,000	8/13/2014	-
4	790,000	01/01/2015	30,000	8/12/2014	-
5	480,000	01/31/2015	5,000	8/12/2014	15,000
6	2,100,000	02/10/2015	33,000	8/13/2014	67,000
7	595,000	01/31/2015	10,000	8/13/2014	-
8	695,000	10/18/2014	10,000	6/28/2014	-
9	820,000	10/18/2014	45,000	6/28/2014	-
Total	$15,080,000		$433,000		$82,000

As a result of the San Diego change in the legislation the “Provision for customer refunds” was created. As of June 30, 2014, the Company expects future cash outflows in the amount of $314,940 during the next four months related to refunds.

In addition, our VII subsidiary has cash demands for the completion of its portable vaporizer product and the follow-on production costs for the new product which is expected to be release late in the fourth quarter of 2014. These additional investments along with continued investment into the operating cost of this business will continue to be a net user of cash until the Vaporfection’s cash requirements can be re-evaluated after the expected launch of the new portable vaporizer this year.

Liquidity and Capital Resources—Year Ended December 31, 2013 and 2012

Balance Sheet Analysis

Assets

At December 31, 2013, our current assets exceed current liabilities by a ratio of 3.75:1 (3,691,004/984,294) and with zero long-term debt compared to December 31, 2012 values of current assets to current liabilities ratio of 1.24 (3,495,156/2,809,483) and current assets to total liabilities of 1.22 (3,495,156/2,851,903). However, we have 27.0% of our total assets in accounts receivable as of December 31, 2013. While it places a strain on our liquidity, total assets in accounts receivable improved compared to December 31, 2012, when the percentage of accounts receivable in total assets was 57.79%.

Our total assets increased 94.39%, to $6,902,854 at December 31, 2013 from $3,551,024 at December 31, 2012.  This increase was attributable primarily to changes in the following asset categories:

•
Cash and cash equivalents decreased by $858,898, or 83.64%, to $168,003 at December 31, 2013 from $1,026,902 at December 31, 2012.  Cash decreased during 2013 due to operating losses during the year, additional inventory, investments made, additional required facility deposits, the acquisition of VII and repayments of related party notes payable, partially offset by cash received from stock sales during the year.

•
Accounts receivable decreased by $187,494, or 9.14%, to $1,864,506 at December 31, 2013 from $2,052,000 at December 31, 2012. After management review and discussions with the client we assessed the receivables as fully collectable.

•
Inventory, which includes actual physical inventory of machines and vaporizer products, deposits made with our supplier for inventory of which we have not yet taken possession, dispensary licenses, accumulated costs for the developing of new markets and dispensary locations, increased $853,200, or 204.97%, to $1,269,454 at December 31, 2013 from $416,254 at December 31, 2012.  This increase was due to additional deposits we made with our machine supplier, our acquisition of additional dispensary locations that we will re-sell and our addition of the finished goods and component inventory of our VII subsidiary that we acquired in the second quarter of 2013. The Company’s inventory at December 31,2013 and December 31, 2012 consist of:

	2013	2012

Work in process and related capitalized costs	$878,956	$275,000
Deposits on dispensing machines	138,423	82,754
Vaporizers and accessories	193,575	-
Dispensing Machines	58,500	58,500
Total inventories	$1,269,454	$416,254

The Company’s inventory at December 31, 2013 includes the capitalized costs we incurred as a result of developing new markets. These costs are charged to the cost of revenue after finalizing work on the consulting agreements for a specific market by allocation total capitalized costs to the number of clients in the specific market. As of December 31, 2013 $259,657 out of $878,956 “Work in process and related capitalized costs” represents cost accumulated in during the process of application for licenses in Massachusetts.  In the end of January 2014 the announcement for awarding licenses for dispensaries in Massachusetts were issued, according to which the company didn’t obtain any license in that state. As a result the incurred costs accumulated for developing the market of Massachusetts will be charged to cost of revenue in January 2014 in the amount of $259,657.

•
At December 31, 2013, the Company has 7,000,000 shares of a client’s common stock with a value of $184,800 recorded as marketable securities in the balance sheet received as payment for $300,000 in accounts receivable. Accordingly, the value of securities $184,800 were offset to the accounts receivable, reducing the amount owed by the client from $300,000 to $115,200. We intend on selling the shares when able to transact the same and will return any unused shares to the client after satisfying the liability to our company. If additional shares are needed after liquidation to satisfy the $300,000 due on the contract, the client will issue additional shares as needed.

•
During the year 2013 we entered into a services agreement with a Canadian company. Under the services agreement, we engaged the Canadian company to market and sell the Medbox in Canada under our consultation and advice. The Canadian company agreed to pay us a consulting fee equal to a percentage of its net revenue and gross profit, as defined in the agreement, from sale of the Medbox. The services agreement has an indefinite term, subject to termination under certain conditions. In connection with the services agreement, the Canadian company issued to us a $1,000,000 secured promissory note, under which we may be required to loan to the Canadian company up to $1,000,000, subject to its achievement of certain milestones. Loans under the note accrue interest at the rate of 5% per year. The note is secured by all of the assets of the Canadian company. The note matures on December 10, 2018. The balance of note receivable as of December 31, 2013 was $115,000.

•
During the year we paid for some future expenses for audit, annual fee for fund raising consulting, lawyers retainers and advertising. The outstanding amount of prepaid expenses at December 31, 2013 and 2012 was $89,240 and $0, respectively.

•
Property and equipment, net of accumulated depreciation increased $118,110 or 231.51% to $169,128 at December 31, 2013 from $51,018 at December 31, 2012.  This increase is due to the acquisition of assets in connection with our acquisition of VII and our purchase of additional computers and furniture for the expansion of our West Hollywood, California headquarters.  In addition in December 2013 we sold a vehicle with initial value at cost of $92,000 and a carrying amount (cost minus accumulated depreciation)   of $32,818 at the day of sale. We obtained proceeds in the amount of $53,500 and as a result generated a gain of $20,682. We used $42,541 of the proceeds to repay the outstanding balance of the auto loan on the car and $10,959 to repay a related party note payable. The detailed table of the Company’s property and equipment as of December 31 of 2013 and 2012 is presented below:

	2013	2012
Office equipment	$17,192	$2,509
Furniture and fixtures	73,567
Vehicle	-	92,000
Website development	46,922
Product development	52,570
	190,251	94,509
Less accumulated depreciation	(21,123)	(43,491)
Property and equipment, net	$169,128	$51,018

•
Advances on equity investments were $1,200,000 at September 30, 2013 and zero at December 31, 2012.  The equity investment figure at December 31, 2013 consists of advance payments of (i) $600,000 pursuant to our investment in Bio-Tech and (ii) $600,000 pursuant to our investment in MedVend Holdings.  We have not closed these transactions and were trying to terminate these transactions at December 31, 2013.  We did terminate the transaction with Bio-Tech during the first quarter of 2014.  See “Legal Proceedings”.

•
Intangible assets and goodwill were $653,959 and $1,090,037 respectively, at December 31, 2013; there were no such positions at December 31, 2012. The amounts at December 31, 2013 resulted from the completion of our purchase of VII during the second quarter of 2013 and the resulting third party valuation of the acquired intangible assets and resulting goodwill plus adjustments for after acquisition settlement of liabilities. The table below represents the VII Assets acquired in 2013.

	2013	2012
Distributor relationship	$314,000	$-
IP/Technology	303,709	-
Domain names	46,000	-
Non-Compete covenants	23,000	-
	686,709	-
Less accumulated amortization	(32,750)	-
Intangible assets, net	$653,959	$-

•
Deposits and other assets increased $93,876 or 1,935.6% to $98,726 at September 30, 2013 from $4,850 at December 31, 2012 due to an increase of $37,876 in the security deposit required for our headquarters space as we expanded our square footage and an increase of $56,000 in lease deposits made for San Diego dispensary locations for our clients.

Liabilities

Total liabilities decreased by $1,867,609, or 65.49%, to $984,294 at December 31, 2013 from $2,851,903 at December 31, 2012. The decrease is attributed to the changes in the following liability categories:

•
Accounts payable and accrued expenses increased $328,577, or 123.65%, to $594,314 at December 31, 2013 from $265,737 at December 31, 2012. This increase was primary due to a $150,000 accrual in 2013 for possible future shipment of 15 machines at $10,000 each according to one of the contracts. Another $119,145 represents liabilities from our newly acquired VII subsidiary.

•
Deferred revenue, which represents the largest change in liabilities during 2013, decreased $1,608,280 or 100.0%, bringing the balance of deferred revenue at December 31, 2013 to zero from $1,608,280 at December 31, 2012. This decrease represents 86.11% of the total decrease in liabilities during 2013. This decrease was due to the completion of the remaining revenue recognition elements mostly related to Arizona contracts and litigations solved in favor of our clients.

•
Notes payable decreased with $25,000 or 50% from the previous year balance as of December 31, 2012 of $50,000. This were as the result of the few factors, at the December 31, 2012 the Company had an outstanding balance of notes payable of 50,000 during the year the balance was paid in full. As a part of VII acquisition the Company assumed a note payable to third party in the amount of $175,000 and repaid during the year $100,000 that brought the total balance of notes payable at December 31, 2013 to $75,000.

•
Related party notes payable decreased $757,244, or 87.14%, to $111,794 at December 31, 2013 from $869,038 at December 31, 2012. The related party did not charge us any interest on the loan during its existence. The initial loan of $869,038 still outstanding as of December 31, 2012 associated with the purchase of MDS and other companies from PVMI was fully paid in the first half of 2013. The remaining $111,794 represents two loans to the Company in the amount of $150,000 and $100,000 from Vincent Chase, Incorporated, a company wholly owned by Vincent Mehdizadeh, our then-Chief Operating Officer and Chairman of the Board. As of December 31, 2013 $111,794 is outstanding on these loans.  The note balance was fully repaid by February 3, 2014.

•
Customer deposits increased from zero at December 31, 2012 to $203,186 at December 31, 2013.  This increase is associated with a deposit of $100,000 from a client on the consulting contract for a Nevada engagement whereas the contract is for $1.5 million and no services that constitute revenue recognition milestones pursuant to that contract were achieved as of yet. However, the client did pay a deposit of $100,000 that is to be billed against any billings that occur on said contract. Thus, the amount of $100,000 is treated as a deposit and not counted towards revenue. The remainder, or $103,186, relates primarily to pre-acquisition transacted deposits made for product by distributors and customers of VII’s predecessor business.

Stockholders’ equity

Additional paid in capital increased $5,635,765 or 484% to $6,800,121 at December 31, 2013 from $1,164,356 at December 31, 2012. This increase is due to the cash raised through stock sales and the value of the warrants issued to the sellers of VII during the twelve months ended December 31, 2013. During the year ending December 31, 2013 we issued 2,115,100 shares of common stock retroactively stated for the Company’s two-for-one forward stock split noted below and received gross proceeds in the amount of $4,486,541. We also issued warrants to purchase 260,864 shares of our common stock for the acquisition of VII and 43,506 shares for accounts payable for a non-cash increase of $1,285,553 .

On December 19, 2013, the Board of Directors of the Company approved a two-for-one forward stock split of the Company’s common stock, effected in the form of a stock dividend. Each shareholder of record at the close of business on December 19, 2013 received one (1) additional share for every outstanding share held on the record date. The additional shares were distributed on February 3, 2014. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been restated to reflect the effect of this two-for-one stock split for all periods presented. The Company retained the current par value of $0.01 per share for all shares of common stock. Stockholders’ equity reflects the stock split by reclassifying an amount equal to the par value of the additional shares arising from the split from Additional Paid-in Capital to Common Stock.

In January and February 2014 the company issued 485,830 shares of common stock at a price of $5.00 per share raising proceeds of $2,429,150. This offering has ceased.

Our primary sources of liquidity are cash flows from MDS operations and proceeds from stock sales. Our MDS portion of our overall business model related to our existing consulting business relies significantly on the know-how of our management team and its staff to be successful in acquiring licenses and business locations for our clients, in addition to constructing client locations and the sale of our Medbox machines. Since a majority of the revenue from this business is related to services we provide, the timing of receiving the cash as indicated in the individual contracts has a significant effect on our cash flows. In addition, our overall profitability is impacted by the number of consulting contracts we are able to secure as well as on the avoidance of significant legal and outside professional costs that can occur in the process of fulfilling our obligations under each consulting contract.  In the case of our MDS consulting business we make milestone payments to our Medbox machine supplier based on where the machines are in their procuring process.  This arrangement requires periodic cash outlays but avoids large disbursements at any one time helping to smooth our cash outflows.

		Ratio		Change
Liquidity Ratios	Formulas Used	2013	2012	%

Current ratio	Current A/Current Liabilities	374.99	124.41	250.58
Acid test	(Cash+Marketable securities)/Current Liabilities	0.36	0.37	-0.01

Current ratio increased with 250.58% from 2012 value of 124.41% to a value of 374.99%. This change is due to the increase in inventories with 204.97% during the year 2013 compared to 2012 and reduction in current liabilities with 64.97% from previous year.  Also our acquisition of VII had a significant impact on the cash outflow toward investments in new product development, marketing initiatives, acquired pre-acquisition liabilities and general and administrative expenses while the company operates during this post acquisition period. Going forward, we expect to spend additional cash for advance inventory requirements in order to fulfill expected distribution channel order requirements and for a consistent and robust product marketing program. However, our receipts of cash from this business are expected to be received within 15 days as we expect to be able to ship product to most customers on terms that provide either payment in advance, cash on delivery or payment within 15 days of delivery.  Management expects to begin to see a more significant level of revenue from this acquisition in the fourth quarter of 2014, which will coincide with the release of the miVape, our portable vaporizer product, during the third quarter of 2014.

Acid test referenced above shows the reduction of cash immediately available with 1 cent per dollar of liability in 2013 compared to the end of 2012. This is not representative change and the ratio shows a good liability coverage and cash management, especially in connection with 250.58% increase in current liquidity ratio.

We have the following commitments related to minimum future lease payments under non-cancelable operating leases with remaining term in excess of one year at December 31, 2013:

Year Ending	Amount

2014	196,531
2015	172,759
2016	172,759
2017	86,379

Total	$628,428

Related-Party Transactions

We have engaged in certain relationships with our executive officers, directors and shareholders.  We have two notes payable outstanding to Vincent Chase, Incorporated (wholly owned by Vincent Mehdizadeh), in the amount of $111,794 as of December 31, 2013. The amount was fully repaid during the first quarter of 2014.

We also had a note outstanding to PVMI, an entity wholly owned by Vincent Mehdizadeh, in the amount of $775,000 at December 31, 2012.  This note has since been paid in full.

In February 2014 PVMI offered us a short-term financing of $350,000; as of March 31, 2014 the outstanding balance of the PVMI note was $16,574. The aforementioned financing had no interest.

The Company utilizes Vincent Chase, Incorporated, which is 100% owned by Mr. Mehdizadeh, for management advisory and consulting services. During the years ended December 31, 2013 and 2012, the Company incurred $262,500 and $230,706 in fees, respectively, for these services. The Company retained Vincent Chase for 2014 as management advisory and consulting services for the monthly compensation of $12,500. Mr. Mehdizadeh receives no additional compensation from the company for his services rendered.

In addition, we utilize Kind Clinics, LLC, which is wholly owned by Dr. Bruce Bedrick, for management advisory and consulting services. During 2013 the Company paid Kind Clinics, LLC for reimbursements related to our Arizona contracts in the amount of $98,519 and $24,000 in advances for our initial investment in Bio-Tech.

Cash Flow

Cash flow used in our operational activities was impacted by the $556,655 net loss for the year. Also during the year 2013 company invested in inventories which led to $684,648 cash outflow. Liabilities repayment and a reduction in our deferrals and customer deposits in the amounts of $243,458 and $1,464,293, respectively, resulted in further increases in our net cash flow used in operating activities.

During the year 2013 we made advances on investments in the amount of $1,250,000, from which $600,000 related to Bio-Tech Medical Software, Inc. and $600,000 to Medvend, LLC and $50,000 was VII related. In addition we advanced $115,000 on our secured promissory note with THC further increasing our net cash used in our investing activities. We also acquired additional property and equipment, which contributed to a increase in net cash used in investing activities in the amount of $134,451.

As previously mentioned the Company alleviated net operational and investing cash outflows with share issuances, from which the company obtained cash inflow of $4,486,541.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

MARKET PRICE OF AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Securities

The Company’s common stock is quoted on the OTCQB under the symbol “MDBX ”.

The following table sets forth, for the periods indicated, the range of high and low intraday closing bid information per share of our common stock.

	High Sale	Low Sale
Fiscal Quarters	Price	Price

First Quarter 2012	$3.00	$1.24
Second Quarter 2012	$3.00	$2.50
Third Quarter 2012	$3.00	$0.03
Fourth Quarter 2012	$215.00	$2.75
First Quarter 2013	$98.00	$25.10
Second Quarter 2013	$29.50	$25.50
Third Quarter 2013	$39.00	$23.5
Fourth Quarter 2013	$27.49	$8.11
First Quarter 2014	$93.50	$20.98
Second Quarter 2014	$30.00	$13.25
Third Quarter 2014	$18.54	$7.90
Fourth Quarter 2014 (as of November 4, 2014)	$15.20	$8.51

The above prices are believed to reflect representative inter-dealer quotations, without retail markup, markdown or other fees or commissions, and may not represent actual transactions.

As of November 4, 2014, there were approximately 1,475 holders of record of the Company’s common stock.

Dividends

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of its business. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company had no equity compensation plans as of December 31, 2013.

In August 2014, the Company adopted the Medbox, Inc. 2014 Equity Incentive Plan, under which up to 2,000,000 shares of common stock are authorized for issuance to directors, officers, employees and consultants of the Company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

DIRECTORS AND EXECUTIVE OFFICERS

Below are the names and certain information regarding the Company’s executive officers and directors.

NAME	AGE	POSITION

Guy Marsala	63	Chief Executive Officer, President, Chairman
C. Douglas Mitchell	64	Chief Financial Officer
Matthew Feinstein	44	Vice President
J. Mitchell Lowe	60	Director
Ned L. Siegel	63	Director
Jennifer Love	52	Director

The business background and certain other information about our directors and executive officers is set forth below:

Guy Marsala

Mr. Marsala has served as our President, Chief Executive Officer and Chairman since July 2014. Mr. Marsala has built a successful career bringing leadership skills learned as a West Point-trained Army officer and Fortune 500 executive to early stage and middle market companies. He has a track record of driving exceptional results in both public and private companies and has successfully led numerous business transformation initiatives across a number of industries. Mr. Marsala has been President of Go2Guy4Results, Inc. since 2012. From January 2013 to June 2013 Mr. Marsala was Chief Administrative Officer of American Career College, West Coast University. From April 2010 to March 2012 Mr. Marsala was President, Chief Executive Officer and board member of EZ Lube, LLC. From September 2008 to September 2009 Mr. Marsala was Executive Vice President of Operations of Hollywood Video/Movie Gallery, Inc. Earlier in his career, he served as a Captain in the US Army, and later progressed through a series of positions of increased responsibility with American Hospital Supply Corporation and PepsiCo. Mr. Marsala graduated from the United States Military Academy at West Point with a Bachelor of Science degree, and received his MBA from the University of Dallas. Mr. Marsala’s senior executive experience qualifies him to serve on the Company’s Board of Directors.

C. Douglas Mitchell

Mr. Mitchell has served as our Chief Financial Officer since October 2014. Mr. Mitchell is a Partner with Hardesty, LLC (“Hardesty”) an executive services and consulting firm. He has been a Partner with Hardesty since August of 2011. Mr. Mitchell intends to remain a Hardesty Partner while he serves as Chief Financial Officer of the Company.

Mr. Mitchell’s prior experience includes serving from December of 2013 to July of 2014 as a Consultant to Commerce Casino, the largest card club in California; from April 2013 to November 2013 as Interim Chief Financial Officer at Performance Team Freight Systems, Inc., a logistics and transportation company; from August 2012 to December 2012 as a Consultant to Boot Barn, a footwear and apparel retailer; from April 2012 to June 2012 as a Consultant and Provisional Director for the Orange County Superior Court of California in a pending civil lawsuit and from August 2011 to February 2012 as the interim Chief Financial Officer for Street Surfing, LLC, an international manufacturer and distributor of wheeled recreational goods.

From April of 2004 to August of 2011, Mr. Mitchell was a Partner at Tatum, LLC, also an executive services and consulting firm. Mr. Mitchell’s prior experience during his last three years at Tatum, LLC includes serving from November of 2009 to August of 2011 as a Consultant to Stearns Lending, Inc., a mortgage broker, and from January 2008 to August of 2009 as Interim Chief Financial Officer and Chief Financial Officer for Commerce Energy Group, Inc., a publicly-held independent marketer of retail electricity and natural gas to residential, commercial, industrial and institutional end-use customers. Mr. Mitchell also served as Chief Financial Officer for Chicago Pizza & Brewery, Inc. (now renamed BJ’s Restaurants, Inc.), a multi-location restaurant chain listed on NASDAQ from 2002 to 2004 and as Vice President and Corporate Controller for Del Taco, Inc. a privately held multi location restaurant chain and franchisor from 1994 to 2002. Earlier in his career, Mr. Mitchell served as Senior Audit Manager at Coopers & Lybrand (now part of PricewaterhouseCoopers). Mr. Mitchell earned a Bachelor of Science degree in Business Administration from the University of Southern California. He received his CPA certificate in California.

During an engagement with Hardesty, Mr. Mitchell served as Interim Chief Financial Officer for a distressed company, Street Surfing, LLC. After a detailed analysis in January 2012, the Board of Directors determined the best course for the Company’s shareholders was to file an assignment for the benefit of creditors in the California courts and sell the assets of the estate to an investment fund.

Matthew Feinstein

Matthew Feinstein began consulting for Medbox in June 2013, and was promoted to Vice President in February 2014. He also served as a director of the Company from April 2014 to October 2014. His current role is to assist with the sales, marketing and operations of the Company and its subsidiaries. Mr. Feinstein has been instrumental in establishing sales, marketing, and operational processes at Medbox. Mr. Feinstein has over 20 years of successful leadership roles in nationally recognized companies in the home entertainment industry.  He has significant expertise in sales, distribution, and driving nationwide rollouts of franchised and company-owned retail stores.  He served as Vice President of Military Rent-All and Marbles Entertainment from 1991 to 1999. These companies each consisted of over 300 company-owned and franchised equipment rental stores and video rental stores primarily on military bases and in supermarkets. In 2000, Mr. Feinstein founded Starlight Home Entertainment, a leading independent DVD sales and distribution company. Mr. Feinstein was President of Starlight Home Entertainment from 2000-2008. Most recently Mr. Feinstein was Operational Supervisor at Redbox (2009-2011) where he developed policies and procedures and created performance metrics for employees. He was subsequently recruited to become Director of Operations at minuteKEY, a self-service key duplicating kiosk company from 2011 to 2012. Mr. Feinstein earned an undergraduate degree in Political Science at the University of California, Berkeley.

J. Mitchell Lowe

The Company has elected J. Mitchell Lowe, co-founder of Netflix and former Redbox president, to its Board of Directors, effective March 3, 2014. Mr. Lowe was our first independent director and based on his diverse background and wide-ranging expertise, we expect that he will assist us with various aspects of our business, including strategy development and implementation, executive recruiting and corporate governance matters. Mr. Lowe has been a groundbreaking leader in the home entertainment and tech industries since the 1980s, when he started Video Droid, a rental movie vending machine and store. After starting Video Droid and spending years crafting websites for video stores, Mr. Lowe was asked to help in the formation of Netflix in partnership with Marc Randolph and Reed Hasting. He served as Vice President of Business Development and strategic alliances for Netflix from 1998 to 2003, departing just after their initial public offering to join a small team from McDonald’s to form what became Redbox DVD Rental Kiosks. At Redbox, Mr. Lowe began as Chief Operating Officer, becoming President in early 2009, and playing a pivotal role in scaling Redbox from a handful of rental kiosks to nearly 32,000 kiosks and over $1.5 billion in annual revenue.  Since leaving Redbox in 2011, he has served as an independent consultant for entrepreneurs and startups. He has been CEO of a company called Quarterly Co., which is a mail subscription service, since October 2013.

Our Board of Directors believes that Mr. Lowe’s qualifications to serve as a Director of Medbox include his extensive experience in the retail kiosk industry and with startup companies generally, his strategic expertise, his business and managerial experience as discussed above and his long-term relationships. While Medbox offers solutions that are not comparable to kiosks per se, the fact that he has successfully directed large companies rollout cutting-edge technology adds immense value to our company. We will also take advantage of his corporate governance experience as we grow and evolve as a public company.

Jennifer Love

Jennifer Love has served as a director of the Company since October 22, 2014.  Ms. Love has been Senior Vice President and Chief Security Officer of Cablevision Services Corporation since August 2012. Previously, from 1987 to 2012, Ms. Love was with the Federal Bureau of Investigation, including as Assistant Director of the Security Division from July 2011 to June 2012. Ms. Love received a Bachelor of Science in Accounting from Jackson State University. Ms. Love’s managerial and risk management experience qualify her to serve on the Company’s board of directors.

Ned L. Siegel

Ambassador Siegel has served on our Board of Directors since April 2014. Ambassador Siegel has served as President of The Siegel Group, Inc. a real estate development, management services and consulting company since September 1977. From October 2007 until January 2009, he served as the United States Ambassador to the Commonwealth of The Bahamas. He received a BA from the University of Connecticut in 1973 and JD from the Dickinson School of Law in 1976. Ambassador Siegel also serves on the Board of Directors of PositiveID Corp., HealthWarehouse.com, Inc., Viscount Systems, Inc. and Veriteq Corporation.  Ambassador Siegel's managerial experience and contacts with government agencies qualifies him to serve on the Company's Board of Directors.

There are no family relationships between any of our executive officers and directors.

Board Leadership Structure and Role in Risk Oversight

Mr. Marsala serves as Chairman and Chief Executive Officer. Due to the small size and early stage of the Company, we believe it is currently most effective to have the Chairman and Chief Executive Officer positions combined.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the board’s appetite for risk. While the board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

Terms of Office

The Company’s directors are elected at the annual meeting of shareholders to hold office until the annual meeting of shareholders for the ensuing year or until their successors have been duly elected and qualified.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

Involvement in Certain Legal Proceedings

To our knowledge, except as set forth above, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.
any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.
being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.
being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.
being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following sets forth the compensation paid by Medbox during 2013, and MDS during 2012, to our Chief Executive Officer and our other executive officer whose total compensation exceeded $100,000 during the year ended December 31, 2013 (the “named executive officers”); as of January 1, 2013, such officers are compensated directly by Medbox, Inc.

			All
Name and			Other
Principal			Compen
Position	Year	Salary	-sation(3)	Total

Dr. Bruce Bedrick (1)	2013	$133,991	$0	$133,991
Chief Executive Officer and Director	2012	$34,720	$0	$34,720

Vincent Mehdizadeh (2)	2013	$0	$262,500	$262,500
Chief Operating Officer, Chairman of the Board, acting Principal Financial Officer	2012	$0	$230,706	$230,706

(1) Dr. Bedrick resigned as Chief Executive Officer on July 23, 2014 and as a director on August 18, 2014. The compensation set forth for Dr. Bedrock does not include fees of $113,613 and $34,720 respectively during the years ended December 31, 2013 and 2012, that the Company paid to Kind Clinics, LLC, a company owned by Dr. Bedrick, for marketing support services.
(2) Mr. Mehdizadeh resigned as Chief Operating Officer and director of the Company and was appointed as Senior Strategist and Founder of the Company on April 10, 2014. Mr. Mehdizadeh resigned as an officer of the Company on October 13, 2014 and continues to serve as a consultant.
(3) Consists of payments to Vincent Chase, Incorporated, wholly owned by Mr. Mehdizadeh except for the period of April to May 2013, for Mr. Mehdizadeh’s services to the Company.

Dr. Bedrick received a substantial increase in his salary during 2013 as he voluntary accepted a lower salary during the Company’s initial start-up period. Dr. Bedrick’s salary increase in 2013 reflects the Company’s ability to pay him more as revenues increased in 2013. In addition, Dr. Bedrick increased the number of hours he worked on Company matters in 2013 due to an increased staffing need. Dr. Bedrick devoted approximately 40 hours per week to Company matters as Chief Executive Officer.

Prior to his resignation on July 23, 2014 Dr. Bedrick was employed as our Chief Executive Officer on an at-will basis at an annual salary of $120,000.

On August 18, 2014 Mr. Bedrick resigned from all remaining officer and directorship positions in all of the Company’s subsidiaries and he entered into a consulting agreement with the Company to perform general advisory services to the CEO and the Company.  We pay Dr. Bedrick $12,500 per month for his services. This contract will terminate effective October 31, 2014.

Mr. Mehdizadeh previously served as our Chief Operating Officer, and subsequently as our Founder and Senior Strategist. As noted above, on October 13, 2014, Mr. Mehdizadeh resigned as an officer of the Company and continues to serve as a consultant. Pursuant to our consulting agreement with Mr. Mehdizadeh, we pay Mr. Mehdizadeh a monthly fee of $25,000, which will be reduced to $12,500 per month if Mr. Mehdizadeh is engaged in trading any of the Company’s securities at any time within the preceding 30 day period.

In connection with Mr. Marsala’s election as President, Chief Executive Officer and Chairman, on July 23, 2014, the Company entered into an employment agreement with Mr. Marsala (the “Marsala Employment Agreement”). Pursuant to the Marsala Employment Agreement, the Company agreed to engage Mr. Marsala, and Mr. Marsala agreed to serve as the Company’s President, Chief Executive Officer and Chairman, for a two-year term, which term will automatically be extended for successive additional one-year terms, unless either party provides written notice to the other 90 days prior to the expiration of the initial term or any successive term, that Mr. Marsala’s engagement will not be extended. The Company agreed to pay Mr. Marsala a salary of $330,000 per year and to pay Mr. Marsala $2,500 per month for living expenses in the West Hollywood, California area. Mr. Marsala will also be entitled to an annual bonus of up to $250,000, including up to $125,000 in cash and up to $125,000 in equity of the Company, subject to performance criteria and objectives to be established by mutual agreement of the Board of Directors and Mr. Marsala within 90 days of the effective date of the Marsala Employment Agreement, and thereafter from time to time by the Board of Directors in consultation with Mr. Marsala. Mr. Marsala will also be entitled to an award of restricted stock units, to be issued within 90 days of the effective date of the Marsala Employment Agreement, under an equity incentive plan to be adopted by the Company, in the amount of the greater (by value) of 50,000 shares of common stock or $500,000 of common stock based on the volume weighted average price for the 30 day period prior to the date of the grant. The Company also agreed to make an equal stock award to Mr. Marsala on each anniversary date of the Employment Agreement.

The Company may terminate the Marsala Employment Agreement with or without Cause (as defined in the Marsala Employment Agreement) upon written notice to Mr. Marsala. In the event the Company terminates the Marsala Employment Agreement without Cause, Mr. Marsala terminates the Marsala Employment Agreement with Good Reason (as defined in the Marsala Employment Agreement), or the Marsala Employment Agreement is not renewed as a result of notice to Mr. Marsala provided 90 days prior to expiration of the initial or a renewal term, Mr. Marsala will be entitled to payment of 1.5 times his annual salary and payment of all remaining lease payments or lease breakage fees on living quarters in the West Hollywood area up to the sum of $2,500 per month, unless the Company takes over the lease, and provided that the Company’s Chief Financial Officer has had a reasonable opportunity to review and approve in writing any such lease or extension thereof or amendment or modification thereto in advance of Mr. Marsala binding himself thereto. Termination by the Company within 365 days of a Change of Control (as defined in the Marsala Employment Agreement) in the absence of Cause will conclusively be deemed a termination by the Company without Cause.

In connection with Mr. Mitchell’s election as Chief Financial Officer, on October 16, 2014, the Company entered into an employment agreement with Mr. Mitchell (the “Mitchell Employment Agreement”). Pursuant to the Mitchell Employment Agreement, the Company agreed to engage Mr. Mitchell, and Mr. Mitchell agreed to serve as the Company’s Chief Financial Officer, for a two-year term, which term will automatically be extended for successive additional one-year terms, unless either party provides written notice to the other 90 days prior to the expiration of the initial term or any successive term, that the Mitchell Employment Agreement will not be renewed. The Company agreed to pay Mr. Mitchell a salary of $190,000 per year and to pay Mr. Mitchell $2,500 per month for living expenses in the West Hollywood, California area. Mr. Mitchell will also be entitled to an annual bonus of up to 35% of his salary, payable up to 50% in cash and the balance payable in equity of the Company, subject to performance criteria and objectives to be established by mutual agreement of the CEO of the Company and Mr. Mitchell within 90 days of the effective date of the Mitchell Employment Agreement, and thereafter from time to time by the CEO in consultation with Mr. Mitchell. Mr. Mitchell will also be entitled to an award of restricted stock units, to be issued within 90 days of the effective date of the Mitchell Employment Agreement, under the Company’s Equity Incentive Plan, in the amount of 7,500 shares of common stock each calendar quarter Mr. Mitchell serves as Chief Financial Officer of the Company.

The Company may terminate the Mitchell Employment Agreement with or without Cause (as defined in the Mitchell Employment Agreement) upon written notice to Mr. Mitchell. In the event the Company terminates the Mitchell Employment Agreement without Cause, Mr. Mitchell terminates the Mitchell Employment Agreement with Good Reason (as defined in the Mitchell Employment Agreement), or the Mitchell Employment Agreement is not renewed as a result of notice to Mr. Mitchell provided 90 days prior to expiration of the initial or a renewal term, Mr. Mitchell will be entitled to payment of one-half his annual salary. Termination by the Company within 365 days of a Change of Control (as defined in the Mitchell Employment Agreement) in the absence of Cause will conclusively be deemed a termination by the Company without Cause.

Compensation of Directors

No director of the Company received any compensation for services as director for the year ended December 31, 2013.

We currently do not compensate our employee directors for their service as directors. We paid Mr. Lowe a retainer of $5,000 a month for his services as a director for March through May 2014; thereafter we pay him $4,000 per month. We paid Ambassador Siegel a retainer of $2,500 per month for his services as a director for April and May 2014, thereafter we pay him $4,000 per month. Our non-employee directors are also eligible for grants under our 2014 Equity Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

The Company had no outstanding equity awards as of December 31, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of November 4, 2014 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, to our knowledge each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

The percentage of class beneficially owned is based on 30,442,517 shares of common stock issued and outstanding as of November 4, 2014. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants or the conversion of convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name	Number of Shares Beneficially Owned		Percentage of Outstanding Shares Beneficially Owned
Dr. Bruce Bedrick	9,125,417	(1)	25.8%
Guy Marsala	20,000		*
Vincent Mehdizadeh	26,376,498	(2)	65.2%
Matthew Feinstein	13,000		*
C. Douglas Mitchell	0		*
Jennifer Love	0		*
J. Mitchell Lowe	66,750	(3)	*
Ned L. Siegel	53,575	(3)	*
PVM International, Inc. (4)	3,052,053		10.0%
Vincent Chase, Incorporated (5)	23,324,445	(6)	57.7%
All officers and directors as a group ( 6 persons)	153,325		0.5%

* Less than 1%.

(1) Includes 5,000,000 shares issuable upon conversion of 1,000,000 shares of Series A Preferred Stock.
(2) Includes 23,324,445 shares beneficially owned by Vincent Chase, Incorporated (which includes 10,000,000 shares issuable upon conversion of 2,000,000 shares of Series A Preferred Stock) and 3,052,053 shares held by PVM International, Inc.
(3) Does not include 42,188 shares that will vest on January 1, 2015 and 42,187 shares that will vest on March 31, 2015.
(4) Vincent Mehdizadeh has voting and dispositive power over the securities held by PVM International, Inc.
(5) Vincent Mehdizadeh has voting and dispositive power over the securities held by Vincent Chase, Incorporated.
(6) Includes 10,000,000 shares issuable upon conversion of 2,000,000 shares of Series A Preferred Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

We previously had an outstanding note with PVM International, Inc. (“PVMI”), a California corporation wholly owned by Mr. Mehdizadeh, previously our Chief Operating Officer and one of our directors (and currently our largest stockholder, in connection with the sale of MDS to Medbox, Inc. The note was issued on January 1, 2012 for an original amount of $1 million and began paying interest of 10% on January 1, 2013. The note contained a maturity date of December 31, 2012, which was voluntary extended by oral agreement of the parties to June 30, 2013 and has since been satisfied in full. In addition, on January 1, 2012, we issued to PVMI 2,000,000 shares of the Company’s common stock for the use of the PVMI patent related to our dispensing systems.

We use Vincent Chase, Incorporated, a company that is wholly owned by Mr. Mehdizadeh for management advisory and consulting services. We incurred fees of $262,500 and $230,706, respectively, during the years ended December 31, 2013 and 2012, to Vincent Chase, Incorporated for Mr. Mehdizadeh’s advisory services provided through Vincent Chase, Incorporated. Mr. Mehdizadeh received no other compensation from Medbox during these periods other than the fees paid to Vincent Chase, Incorporated. During the period April to May 2013, Vincent Chase, Incorporated was wholly owned by Dr. Bruce Bedrick, our-then Chief Executive Officer and a director. Mr. Mehdizadeh transferred Vincent Chase Incorporated to Dr. Bedrick without consideration on a temporary basis as Mr. Mehdizadeh addressed some personal matters.

We use Kind Clinics, LLC a company owned by Dr. Bedrick, previously our Chief Executive Officer and a director, for marketing support services, including developing leads (including through the Kind Clinics website) interested in alternative medicine consulting services. We incurred fees of $113,613 and $34,720 respectively during the years ended December 31, 2013 and 2012.

On June 5, 2014, the Company entered into and closed a purchase and sale agreement (the “Bio Tech PSA”) with PVMI. Pursuant to the Bio Tech PSA, the Company sold to PVMI the Company’s rights and claims attributable to or controlled by the Company as a result of the Company’s transactions with Bio Tech Medical Software, Inc. (the “Bio Tech Rights and Claims”), in exchange for the return by PVMI to the Company of 30,000 shares of the Company’s common stock. The amount of consideration paid by PVMI was determined based on the book value of the Bio Tech Rights and Claims and the closing price of the Company’s common stock on June 5, 2014. The Company will have the right, under the Bio Tech PSA, to purchase from PVMI, the Bio Tech Rights and Claims, at any time, for the consideration provided by PVMI, plus the sum of any of PVMI’s reasonable expenditures incurred in pursuit of the Bio Tech Rights and Claims. The reason the Company entered into the Bio Tech PSA was that the Company, after negotiating a settlement with Bio-Tech (see “Legal Proceedings”), realized that it would not have sufficient resources to fully develop its business relationship with Bio Tech in light of other core business opportunities that the Company was intending to develop.

On June 5, 2014, the Company entered into and closed a purchase and sale agreement (the “Medvend PSA”) with PVMI. Pursuant to the Medvend PSA, the Company sold to PVMI the Company’s rights and claims attributable to or controlled by the Company as a result of the Company’s transactions with those three certain stockholders of Medvend, Inc. known as Kaplan, Tartaglia and Kovan (the “Medvend Rights and Claims”), in exchange for the return by PVMI to the Company of 30,000 shares of the Company’s common stock. The amount of consideration paid by PVMI was determined based on the book value of the Medvend Rights and Claims and the closing price of the Company’s common stock on June 5, 2014. The Company will have the right, under the Medvend PSA, to purchase from PVMI, at any time, the Medvend Rights and Claims, for the consideration provided by PVMI, plus the sum of any of PVMI’s reasonable expenditures incurred in pursuit of the Medvend Rights and Claims. The reason the Company entered into the Medvend PSA was as follows. The initial transaction with the Medvend stockholders is the subject of litigation (see “Legal Proceedings”). In light of this litigation and the additional legal costs that are expected to be incurred relating to this litigation, PVMI offered to purchase the Medvend Rights and Claims, as a result of which the Company will not incur the costs and uncertainty of such litigation. As a result, the Company determined that removing this asset from the balance sheet for stock valued at $600,000 was in the best interests of the shareholders.

The Company received proceeds of $500,000 from a non-interest bearing demand note entered into with Vince Medhezadeh, on June 28, 2014.  The note was subsequently repaid on July 9, 2014.

On July 23, 2014, PVMI assigned to the Company, for no consideration, the patent, patent applications, trademarks and related intellectual property for Medbox products, which the Company had licensed from PVMI for $1.

On July 21, 2014 the Company paid PVMI $75,000 for money paid by PVMI into escrow for real estate purchases in the San Diego, California area to be used for retail dispensary center license applications.

Upon Dr. Bedrick’s resignation as a director on August 18, 2014, the Company entered into a consulting agreement with Dr. Bedrick, pursuant to which the Company agreed to pay Dr. Bedrick a monthly fee of $12,500 for consulting services to be performed by Dr. Bedrick. The consulting agreement will be terminated effective October 31, 2014.

On August 13, 2014 and August 15, 2014, the Company received aggregate proceeds from a non-interest bearing demand note issued to PVMI, dated August 13, 2014 of $375,000.

On August 15, 2014, the Company received proceeds from a non-interest bearing demand note issued to Vincent Chase Incorporated of $100,000.

On October 13, 2014, in connection with Vincent Mehdizadeh’s resignation as an officer of the Company, the Company entered into a consulting agreement with Mr. Mehdizadeh, pursuant to which the Company agreed to pay Mr. Mehdizadeh a monthly fee of $25,000 for consulting services, which will be reduced to $12,500 per month if Mr. Mehdizadeh is engaged in trading any of the Company’s securities at any time within the preceding 30 day period. The consulting agreement has a two-year term, which term will automatically be extended for successive additional one-year terms, unless either party provides written notice to the other 90 days prior to the expiration of the initial term or any successive term, that the agreement will not be renewed.

Director Independence

J. Mitchell Lowe, Ned L. Siegel and Jennifer Love are independent as that term is defined under Nasdaq Marketplace Rules.

ADDITIONAL INFORMATION

Federal securities laws require us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, and other information with the SEC. You can inspect and copy this information at the public reference facility maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549.

You can get additional information about the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) at which you can read or download our reports and other information.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common stock being offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Medbox, Inc. and the common stock offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the SEC. In addition, the registration statement may be accessed at the SEC’s web site.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Neither our Articles of Incorporation nor bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statute (“NRS”). NRS Section 78.7502 provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any the defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, 61 Broadway, New York, New York 10006. Darrin Ocasio, a partner at Sichenzia Ross Friedman Ference LLP, owns 7,500 shares of our common stock. These 7,500 shares are included in this prospectus.

EXPERTS

The audited consolidated financial statements of Medbox, Inc. as of December 31, 2013 and 2012 and for the years then ended, appearing in this prospectus and registration statement have been audited by Q Accountancy Corporation, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The audited financial statements of Vapor Systems International LLC as of December 31, 2012 and 2011 and for the years then ended, appearing in this prospectus and registration statement have been audited by Q Accountancy Corporation, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

MEDBOX, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2014	December 31, 2013
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$975,027	$168,003
Marketable securities	321,043	184,800
Accounts receivable, net of allowance for doubtful accounts of $120,000 and $0, respectively	1,113,944	1,864,506
Notes receivable	-	115,000
Inventory	1,545,311	1,269,454
Prepaid expenses and other current assets	357,566	89,241
Total current assets	4,312,891	3,691,004

Property and equipment, net of accumulated depreciation of $35,409 and $21,123, respectively	155,190	140,658

Investments, at cost	-	1,200,000
Intangible assets, net of accumulated amortization of $57,417 and $32,750 respectively	813,946	682,429
Note receivable	155,000	-
Goodwill	1,100,037	1,090,037
Deposits and other assets	43,662	98,726
Total assets	$6,580,726	$6,902,854

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	$791,698	$598,314
Notes payable	-	75,000
Related party notes payable	516,674	111,794
Customer deposits	472,538	203,186
Provision for customers refunds	314,940	-
Short term loan payable	76,738	-
Total current liabilities	2,172,588	988,294

Stockholders' Equity
Preferred stock, $0.001 par value: 10,000,000 authorized; 3,000,000 and 3,000,000 issued and outstanding as of June 30, 2014 and December 31, 2013, respectively	3,000	3,000
Common stock, $0.001 par value: 100,000,000 authorized, 30,011,580 and 29,525,750 issued and outstanding as of June 30, 2014 and December 31, 2013, respectively	30,012	29,526
Additional paid-in capital	9,212,731	6,785,358
Common stock subscribed	-	(15,000)
Treasury stock	(1,209,600)	-
Accumulated deficit	(3,628,005)	(888,324)
Total stockholders' equity	4,408,138	5,914,560
Total liabilities and stockholders' equity	$6,580,726	$6,902,854

See notes to condensed consolidated financial statements.

MEDBOX, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For Three Months Ended		For Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013

Revenue	$434,448	$1,574,820	$728,998	$2,820,342
Revenue from related party	-	-	1,000,000	-
Less: allowances and refunds	(266,930)	-	(1,229,710)	-
Net revenue	167,518	1,574,820	499,288	2,820,342
Cost of revenue	548,557	181,037	1,440,477	801,097

Gross profit	(381,039)	1,393,783	(941,189)	2,019,245

Selling, general and administrative expenses
Selling and marketing	286,784	161,005	430,008	415,257
Research and development	67,033	10,000	75,033	18,500
General and administrative	783,415	661,451	1,345,115	1,354,133
Total selling, general and administrative expenses	1,137,232	832,456	1,850,156	1,787,890

Income (loss) from operations	(1,518,271)	561,327	(2,791,345)	231,355

Other income (expense), net	11,501	(5,787)	25,153	(6,195)
Unrealized gain/loss from marketable securities	26,511	-	26,511	-

Income (loss) before provision for income taxes	(1,480,259)	555,540	(2,739,681)	225,160

Provision for income taxes	-	90,060	-	90,060

Net income (loss)	$(1,480,259)	$465,480	$(2,739,681)	$135,100

Earnings per share attributable to common stockholders
Basic	$(0.05)	$0.03	$(0.09)	$0.01
Diluted	$(0.03)	$0.02	$(0.06)	$-
Weighted average shares outstanding
Basic	30,531,365	28,705,243	30,523,860	28,333,390
Diluted	45,531,365	43,540,408	45,523,860	44,410,738

See notes to condensed consolidated financial statements.

MEDBOX, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the period ended June 30, 2014 (unaudited) and December 31, 2013

							Additional	Common	Retained Earnings	Total
	Preferred Stock		Common Stock		Treasury Stock		Paid-In	Stock	(Accumulated)	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Subscribed	(Deficit)	Equity
Balances at January 1, 2013	6,000,000	$6,000	27,367,144	$27,367	-	$-	$1,150,673	$(153,250)	$(331,669)	$699,121
Issuance of common stock, net of issuance costs	-	-	2,115,100	2,115	-	-	4,484,426	-	-	4,486,541
Cancellation of preferred stock	(3,000,000)	(3,000)	-	-	-	-	3,000	-	-	-
Proceeds of common stock subscribed	-	-	-	-	-	-	(138,250)	138,250	-	-
Issuance of warrants for acquisition of Vaporfection	-	-	-	-	-	-	1,166,000	-	-	1,166,000
Issuance of common stock for accounts payable	-	-	43,506	44	-	-	119,509	-	-	119,553
Net loss	-	-	-	-	-	-	-	-	(556,655)	(556,655)
Balances at December 31, 2013	3,000,000	$3,000	29,525,750	$29,526	-	$-	$6,785,358	$(15,000)	$(888,324)	$5,914,560
Issuance of common stock, net of issuance costs	-	-	485,830	486	-	-	2,427,373	-	-	2,427,859
Proceeds from common stock subscribed	-	-	-	-	-	-	-	15,000	-	15,000
Net loss	-	-	-	-	-	-	-	-	(2,739,681)	(2,739,681)
Treasury stock					(60,000)	(1,209,600)				(1,209,600)
Balances at June 30, 2014 (Unaudited)	3,000,000	$3,000	30,011,580	$30,012	(60,000)	$(1,209,600)	$9,212,731	$-	$(3,628,005)	$4,408,138

See notes to condensed consolidated financial statements.

MEDBOX, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended
	June 30,
	2014	2013
Cash flows from operating activities
Net income (loss)	$(2,739,681)	$135,100
Adjustments to reconcile net income (loss) to net cash:
Depreciation and amortization	38,953	26,139
Allowances and refunds	1,325,265	-
Profit on sale of the investments	(9,600)	-
Value of securities received for services	(98,532)	-
Unrealized gain on marketable securities held for resale	(26,511)	-
Changes in operating assets and liabilities
Accounts receivable	(270,963)	353,306
Loan receivable	-	(55,000)
Inventories	(275,857)	(909,619)
Prepaid expenses and other assets	(213,261)	(149,584)
Accounts payable and accrued expenses	193,384	186,494
Taxes payable	-	90,060
Customer deposits	269,352	-
Deferred revenue	-	(537,479)
Net cash used in operating activities	(1,807,451)	(860,583)

Cash flows from investing activities
Issuance of note receivable	(40,000)	-
Purchase of property and equipment, net	(28,818)	(193,593)
Purchase of intangible assets	(166,184)	-
Advances for investments	-	(1,200,000)
Net cash used in investing activities	(235,002)	(1,393,593)

Cash flows from financing activities
Related party notes payable, net	404,880	(869,038)
Payments on long term loan	-	(58,137)
Short term loan, net	76,738	-
Payments on notes payable	(75,000)	-
Proceeds from issuance of common stock, net	2,442,859	2,537,015
Net cash provided by financing activities	2,849,477	1,609,840

Net increase in cash	807,024	(644,336)
Cash, beginning of period	168,003	1,026,902
Cash, end of period	975,027	382,566

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,872	$6,731
Cash paid for income taxes	-	$9,068

Non- cash transactions:
Liabilities assumed for Vaporfection International, Inc.	$-	$469,000
Common stock warrants issued for Vaporfection International, Inc.	$-	$1,166,000

See notes to condensed consolidated financial statements.

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS ORGANIZATION, NATURE OF OPERATIONS

Medbox, Inc. (the “Company”) was incorporated in the state of Nevada on June 16, 1977, originally as Rabatco, Inc., subsequently changing its name on May 12, 2000 to MindfulEye, Inc., and again on August 30, 2011 to Medbox, Inc. The Company, through its subsidiaries Prescription Vending Machines, Inc. (“PVM”), Medicine Dispensing Systems, Inc. (“MDS”), Medbox Rx, Inc. and Medbox Technologies, Ltd. (“MT”), is a leader in providing consulting services and patented biometrically controlled medicine storage and dispensing systems to the medical and retail industries. The Company, through its wholly owned subsidiary, Vaporfection International, Inc. (“VII”), sells a line of vaporizer and accessory products online and through distribution partners. The Company provides management oversight and compliance services for retail dispensaries and cultivation facilities through its Medbox Management Services, Inc. subsidiary. In addition, the Company procures real estate and enters into leases for retail dispensaries and cultivation centers through its real estate subsidiaries of Medbox Property Investments, Inc. and its wholly owned subsidiary, MJ Property Investments, Inc. The Company is headquartered in West Hollywood, California with offices in Arizona and Florida.

On December 31, 2011, Medbox, Inc. entered into a Stock Purchase Agreement with PVM International, Inc. (“PVMI”).  Pursuant to two separate closings held on January 1, 2012 and December 31, 2012, the Company acquired from PVMI all of the outstanding shares of common stock of (i) Prescription Vending Machines, Inc., (ii) Medicine Dispensing Systems, Inc. (our Arizona subsidiary), and (iii) Medbox, Inc. (our California subsidiary that is currently inactive) (these three listed subsidiaries are hereafter referred to as the “PVMI Named Subsidiaries”), in exchange for two million shares of the Company’s common stock and a $1 million promissory note.

The transaction between Medbox, Inc. and PVMI is deemed to be a reverse acquisition, where Medbox, Inc. (the legal acquirer) is considered the accounting acquiree and the PVMI Named Subsidiaries (the legal acquiree) are considered the accounting acquirer.  The assets and liabilities are transferred at their historical cost with the capital structure of Medbox, Inc. Medbox, Inc. is deemed a continuation of the business of PVMI Named Subsidiaries and the historical financial statements of PVMI Named Subsidiaries are the historical financial statements of Medbox, Inc.  For accounting purposes, the reverse merger is treated as a recapitalization of Medbox, Inc.

The Company’s subsidiary, Prescription Vending Machines, Inc. was incorporated in the state of California in 2008 and our subsidiary, Medicine Dispensing Systems, Inc. was incorporated in the state of Arizona in 2011.

On March 22, 2013, the Company entered into a Securities Purchase Agreement with Vapor Systems International, LLC to acquire 100% of the outstanding common stock of VII in exchange for warrants to purchase 260,854 shares (before stock dividend) of the Company’s common stock. In addition, the Company agreed to provide up to $1,600,000 in working capital to VII at the Company’s sole discretion which included $175,000 paid to the inventor of certain patents including a warrant to purchase 5,000 shares (before stock dividend) of the Company’s common stock. This transaction was closed in April 2013.

On December 9, 2013 Medbox formed Medbox Technologies Ltd (MT), a Canadian corporation to operate as a consulting sales and marketing operation in Canada. As of June 30, 2014 there was no activity for this company.

On April 9, 2014, the Company formed six new subsidiaries, as follows:

·
Medbox CBD, Inc., specializing in hemp-oil concentrates and development of pharmaceutical products derived from cannabis to produce and distribute products based upon lifting of federal prohibitions of such activities.

·	Medbox Property Investments, Inc., specializing in real property acquisitions and leases to dispensaries and cultivation centers.

MJ Property Investments, Inc. specializing in real property acquisitions and leases to retail stores and cultivation centers in the state of Washington. (This is a wholly owned subsidiary of Medbox Property Investments, Inc.)

·	Medbox Management Services, Inc., specializing in dispensary management services to State licensed dispensaries for cultivation, dispensing, and marijuana infused products (MIPS).
·	Medbox Merchant Service, Inc., specializing in banking transactions with prepaid debit cards, convenience checks, and cash depository needs for operators.
·	Medbox Armored Transport, Inc., specializing in armored car transport of cash from dispensaries to participating banks.
·
Medbox Investments, Inc., specializing in investments and strategic partnerships in other public companies in the marijuana ancillary service sector that Medbox believes are viable and have growth potential.

In order to obtain the license for one of the Company’s clients the Company registered a nonprofit corporation Allied Patient Care, Inc. in the state of Oregon.

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Medbox, Inc. and its wholly owned subsidiaries, PVM, MDS, VII, MT, Medbox Rx, Inc. (Rx), Medbox CBD, Inc., Medbox Property Investments, Inc., MJ Property Investments, Inc., Medbox Management Services, Inc., Medbox Merchant Service, Inc., Medbox Armored Transport, Inc., and Medbox Investments, Inc. All intercompany transactions have been eliminated.

Medbox CBD, Inc., Medbox Property Investments, Inc., MJ Property Investments, Inc., Medbox Management Services, Inc., Medbox Merchant Service, Inc., Medbox Armored Transport, Inc. and Medbox Investments, Inc., represents additional subsidiaries included in the consolidated financial statements for the year 2014.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the condensed consolidated financial statements as well as the reported expenses during the reporting periods. The Company’s significant estimates and assumptions include the valuation of the Company’s common stock used in the valuation of goodwill, accounts receivable and note receivable collectability, inventory, advances on investments, the valuation of restricted stock and warrants received from customers, the amortization and recoverability of capitalized patent costs and useful lives of long-lived assets, and income tax expense. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. Although the Company believes that its estimates and assumptions are reasonable, they are based upon information available at the time the estimates and assumptions were made. Actual results could differ from these estimates.

Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions in the Los Angeles, California area and Florida.  Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.  At June 30, 2014 and December 31, 2013, the Company’s uninsured balances totaled $432,261 and $0, respectively. The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

At June 30, 2014 and December 31, 2013, three (3) customers, one of which is a related party through the entity’s stock ownership in the Company (customer B) represented 78.0% and 37.5% of outstanding receivables, respectively.

	June 30, 2014		January - June, 2014		December 31, 2013
Customer	Accounts Receivable		Gross Revenue		Accounts Receivable
	Amount, $	%	Amount, $	%	Amount, $	%
A	586,824	47.6	-	-	700,000	37.5
B	200,000	16.2	1,000,000	57.8	-	0.0
C	175,000	14.2	175,000	10.1	-	-
Subtotal	961,824	78.0%	1,175,000	67.9	700,000	37.5%
Total, gross	1,233,944	100%	1,728,998	100.0	1,864,506	100%

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. The Company incurred advertising and marketing costs of $286,784 and $161,005 for the three months ended June 30, 2014 and 2013, and $430,008 and $415,257 for the six months ended June 30, 2014 and 2013, respectively.

Research and Development

Research and development expenses are charged to operations as incurred. The Company incurred research and development costs of $67,033 and $10,000 for the three months ended June 30, 2014 and 2013, and $75,033 and $18,500 for the six months ended June 30, 2014 and 2013, respectively.

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Fair Value of Financial Instruments

Pursuant to ASC No. 825, Financial Instruments, the Company is required to estimate the fair value of all financial instruments included on its balance sheets. The carrying value of cash, accounts receivable, other receivables, inventory, accounts payable and accrued expenses and notes payable approximate their fair value due to the short period to maturity of these instruments. The Company’s marketable securities and related customer deposits require fair value measurement on a recurring basis as the Company has received advance payment of restricted stock in a publicly traded company for contracted services and received warrants for service provided to unrelated third party. The Company has no exposure to gain or loss on the increase or decrease in the value of the marketable securities received as a payment from customer as any shortfall in the ultimate liquidated value of the securities will be supplemented by additional restricted stock from the customer and any liquidation in excess above the Company’s billings will be returned to the customer. The securities received as a payment for services provided will be exposed to gains or losses following their initial evaluation as of the date the revenue was earned.

Warrants and other financial assets received as a payment for the services provided are recorded as “Marketable securities” under the current assets if they are expected to be realized within 12 months. The Company uses the Black-Scholes model to measure the value of the warrants. At each reporting date the Company will reevaluate the value of marketable securities and record any changes in value to other income (expense) under “Unrealized gain or losses from marketable securities”.

Revenue Recognition

The Company applies the revenue recognition provisions pursuant to Accounting Standards Codification 605, Revenue Recognition (“ASC 605”) (formerly SAB Topic 13A), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The guidance outlines the basic criteria that must be met to recognize the revenue and provides guidance for disclosure related to revenue recognition policies.

The Company recognizes revenue related to consulting fees based upon the terms of the contract. In general, the Company recognizes revenue when a milestone is reached in the contract such as submittal of the license application, awarding of a license or securing the location. In addition, if the contract includes the build out of the client location and the installation of Medbox dispensing machines then the remainder of the revenue is recognized when the facility is completed and available for move-in by the client. The contract terms are broken down in specific milestones with specific attributable revenue to be earned upon successful completion of the milestone terms (i.e. if a milestone is obtaining the license, the condition for the revenue to be recorded is after obtaining the license for the client and the Company will record a specified amount of revenue attributable to this milestone based on the contract). All milestones from the consulting agreements are considered to be substantive for revenue recognition and the revenue is recorded when the work/condition described is performed/achieved. Advance payments from clients in advance of work performed are recorded as customer deposits on the balance sheet.

An allowance for bad debts is established for any customer who is deemed as possibly uncollectible.  Equipment sales not associated with a consulting contract are recognized as the product is shipped and title passes.

Provisions for estimated returns and allowances, and other adjustments are provided in the same period the related sales are recorded. The Company will at times allow customers to receive full refunds should regulatory events prevent the customer from being able to operate his contracted location. The provision for returns as well as an allowance for doubtful accounts will be included in the Company’s balance sheet as determined by management. For the year ended December 31, 2013 management determined that no allowances were necessary as there were no known events to create a basis for such provision. During the first quarter of 2014, due to changes in legislation in the San Diego market where the number of licenses were reduced from 130 to 32, the Company determined that it will not be able to perform all the contracts. As a result, the Company reduced revenue through a recording of a provision for sales allowances and refunds for the six months ended June 30, 2014 of $1,229,710. In addition, see Note 9.

Revenue for services with a payment in form of warrants or other financial assets are recognized when the services are performed. The value of revenue is measured using the Black-Scholes model for warrants.

Unrealized gain or loss from marketable securities occurs in the process of the reevaluation of the warrants or other financial assets after their initial recognition valuation. At each reporting date the Company reevaluates the value of marketable securities and reflects the change in the statement of operations under the caption “Unrealized gain or losses from marketable securities”.

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the delivery and distribution of our products and services. These include expenses related to the manufacture of our dispensary units, construction expense related to the customer dispensary, site selection and establishment of licensing requirements, and consulting expense for the continued management of the dispensary unit build out, server and security equipment, rent expense, energy and bandwidth costs, and support and maintenance costs prior to when the client moves in. Cost of revenues also includes costs attributed to previously capitalized costs associated with the process of license procurement in targeted markets that are initially inventoried and then allocated among the licenses which the Company helps procure and charged to cost of revenue in the same period that the associated revenue is earned.   In the case where it is determined that no licenses will be awarded to the Company or if the previously inventoried costs are in excess of the projected net realizable value of the sale of the licenses then the excess cost above net realizable value is written off to cost of revenues.  In addition, cost of revenue related to our vaporizer line of products consists of direct procurement cost of the products along with costs associated with order fulfilment, shipping, inventory storage and inventory management costs.

Basic and Fully Diluted Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the weighted average number of shares of common stock and, if dilutive, potential shares of common stock outstanding during the period from the potential 5 for 1 conversion feature of the Company’s Series A preferred stock outstanding. Potential shares of common stock consist of the incremental shares of common stock issuable upon the exercise of the Company’s 529,016 warrants (presented post stock dividend) to the sellers of VII as the likelihood of exercise is probable do to the low exercise price per share of $0.001 (using the if-exercised method). The computation of basic loss per share for the three month and six months ended June 30, 2014 and 2013 excludes potentially dilutive securities of 30,000 and 15,000 shares, respectively, because their inclusion would be antidilutive.

As of June 30, 2014 and December 31, 2013, the Company had 3,000,000 shares of Series A preferred stock outstanding with par value of $0.001 that could be converted into 15,000,000 shares of the Company’s common stock.

Potentially dilutive securities outlined in the table below have been excluded from the computation of diluted net loss per share, because the effect of their inclusion would have been anti-dilutive.

	For the period ended June 30, 2014	For the period ended June 30, 2013
Financing Warrants to purchase common stock	30,000	15,000
Total potentially dilutive securities	30,000	15,000

Accounts Receivable and Allowance for Bad Debts

The Company is subject to credit risk as it extends credit to our customers for work performed as specified in individual contracts. The Company extends credit to its customers, mostly on an unsecured basis after performing certain credit analysis.  Our typical terms require the customer to pay a portion of the contract price up front and the rest upon certain agreed milestones. The Company’s management periodically reviews the creditworthiness of its customers and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on our assessment of the current status of individual accounts. Accounts still outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts. As of December 31, 2013, the Company’s management considered all accounts outstanding fully collectible. During first quarter of 2014, due to changes in legislation in the San Diego market where the number of licenses were reduced from 130 to 32, the Company determined that it will not be able to perform all the contracts. As a result, the Company recorded allowances and refunds of $1,229,710. See also Note 9. In addition, during the second quarter of 2014, after a collectability review of our existing receivables the Company recorded an allowance for doubtful accounts in the amount of $145,000 as a part of general and administrative expense.

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.  Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.  The estimated useful lives for significant property and equipment categories are as follows:

Vehicles	5 years
Furniture and Fixtures	5 years
Office equipment	3 years

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740.  The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The components of the deferred tax assets and liabilities are classified as current and non-current based on their characteristics.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

In addition, the Company’s management performs an evaluation of all uncertain income tax positions taken or expected to be taken in the course of preparing the Company’s income tax returns to determine whether the income tax positions meet a “more likely than not” standard of being sustained under examination by the applicable taxing authorizes.  This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Reclassifications

Certain amounts from the 2013 consolidated financial statements have been reclassified to conform to the 2014 presentation. During the second quarter of 2014 the Company reclassified some items of product development costs related to VII’s miVape in the amount of $28,470 from Property and Equipment -“Product development” into the Intangible assets-“IP/Technology/Patents”

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Recent Accounting Pronouncements

There were various accounting updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company's consolidated financial position, consolidated results of operations or cash flows.

NOTE 3 – ACQUISITION

On March 22, 2013, the Company entered into a purchase agreement for 100% of the issued and outstanding common stock of Vaporfection International Inc. (“VII”) owned by Vapor Systems International LLC. The Company closed the transaction on April 1, 2014. The Company issued 260,854 warrants to shareholders of VII allowing them to purchase one (1) share of Medbox common stock at $.001 per share beginning April 1, 2014. These warrants were valued for the Company’s accounting purposes at $4.47 per share which represented the fair value of the Company’s common stock as determined by the Company’s independent appraiser. In addition, the Company assumed certain liabilities and a 10% convertible note of VII in the aggregate amount of approximately $470,000.  The total value of the acquisition was approximately $1,635,000 and has been allocated in accordance with ASC 805 as per the Company’s independent valuation as follows:

Machinery & Equipment	$70,000
IP and related technology	287,000
Amortizable intangible assets:
Customer contracts and related relationships	314,000
Trade name, trademark, and domain name	46,000
Non-compete covenants	23,000
Goodwill	895,000

Total assets acquired	1,635,000
Fair value of liabilities assumed	(469,000)
Net fair value	$1,166,000

The amortizable intangible assets have useful lives not exceeding ten years and a weighted average useful life of seven years. No amounts have been allocated to in-process research and development and $895,000 has been allocated to goodwill. In addition, from the date of acquisition through March 31, 2014 and December 31, 2013, the liabilities assumed have been increased by approximately $10,000 and $195,000 respectively as they have been accrued or settled.  No additional adjustments to Goodwill occurred in the three months ended June 30, 2014. Accordingly, $205,000 has also been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes.

In addition, to the above warrants the purchase agreement and associated consulting contract with the prior management company of the business unit calls for additional shares of common stock to be issued in the event that the performance of the business unit exceeds $11,818,140 of accumulated EBITBA profitability over the subsequent 4 year operating period. The performance payout is contingent upon future events and accordingly has the Company has treated the obtainment of that performance provision as being remote and consequently has not assigned any future value to the purchase price.

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 4 – INVESTMENTS

On February 8, 2013, the Company entered into an agreement with Bio-Tech Medical Software, Inc. which would allow the Company to purchase 833,333 shares of common stock which would represent 25% of Bio-Tech’s issued and outstanding shares of common stock for $1,500,000.  The Company advanced $600,000 upon execution of this agreement for the right to purchase with the remaining balance of $900,000 due and payable in installments at various dates by August 25, 2013. On June 26, 2013, the Company notified Bio-Tech that it was canceling the agreements with them.

On February 27, 2014, the Company signed a settlement agreement, and in connection therewith, a second amended and restated technology license agreement with Bio-Tech. Pursuant to the second amended and restated technology license agreement, the Company received full licensed right to biometric inventory tracking technology for the term of five years with no additional monies due. All stock transfer between companies was canceled and rescinded.

On June 5, 2014 the Company entered into a sale agreement with an affiliate company owned by the co-founder of the Company for the sale of all Bio-Tech rights and claims and a contribution for legal costs of $4,800 in exchange for the return of 30,000 shares of the Company’s common stock with a fair value of $604,800. These shares are treated as treasury stock and are able to be reissued.

On March 12, 2013, the Company entered into an agreement with three members of MedVend Holdings LLC whereby the Company would acquire 50% of their equity interest in MedVend. The purchase price of the equity interest is $4,100,000 whereby the Company paid an advance of $300,000 upon execution of the contract for the right to purchase and another $300,000 was disbursed as an additional investment to MedVend Holdings LLC.  In May 2013, the three members of MedVend Holdings LLC were named in a lawsuit by that entity’s minority shareholders alleging improper conveyance of the three members’ ownership interest in MedVend Holding LLC to the Company.  Accordingly, also in May 2013, Medbox filed suit against MedVend Holdings, LLC and the three members of that entity that were involved in the transaction.

On June 5, 2014 the Company entered into a sale agreement with an affiliate company owned by the co-founder of the Company for the sale of all the MedVend rights and claims and a contribution for legal costs of $4,800 in exchange for 30,000 shares of the Company’s common stock with a fair value of $604,800. These shares are treated as treasury stock and are able to be reissued.

The shares of common stock received for the Bio-Tech and MedVend sales to the affiliate company are recorded as treasury stock at cost of $1,209,600.

NOTE 5 – INVENTORIES

Inventories are stated at the lower of cost or market value.  Cost is determined on a standard cost basis that approximates the first-in, first-out (FIFO) method.

The consolidated inventories at June 30, 2014 and December 31, 2013 consist of:

Inventories	June 30, 2014	December 31, 2013
Work in process and related capitalized costs	$656,942	$878,956
Deposits on dispensing machines	347,194	138,423
Vaporizers and accessories	456,675	193,575
Dispensing machines	84,500	58,500
Total inventory	$1,545,311	$1,269,454

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2014 and December 31, 2013 consists of:

Property and Equipment	June 30, 2014	December 31, 2013
Office equipment	$18,770	$17,192
Furniture and fixtures	74,404	73,567
Website development	46,922	46,922
Product tooling	50,503	24,100
	190,599	161,781
Less accumulated depreciation	(35,409)	(21,123)
Property and equipment, net	$155,190	$140,658

Product tooling costs are related to the tooling of a new product by VII. These tooling costs are accumulated and capitalized until the date of launching the new product which is expected to commence in the third quarter of 2014.

NOTE 7 – INTANGIBLE ASSETS

The Company acquired certain intangible assets with its purchase of 100% of the outstanding common stock of VII on March 22, 2013.  The Company accounts for intangible assets acquired in a business combination, if any, under the purchase method of accounting at their estimated fair values at the date of acquisition.  Intangibles are either amortized over their estimated lives, if a definite life is determined, or are not amortized if their life is considered indefinite.

Intangible assets	June 30, 2014	December 31, 2013
Distributor relationship	$314,000	$314,000
IP/technology/patents	403,363	332,179
Domain names	131,000	46,000
Non-compete covenants	23,000	23,000
Subtotal	871,363	715,179
Less accumulated amortization	(57,417)	(32,750)
Intangible assets, net	$813,946	$682,429

The estimated useful lives for significant intangible assets are as follows:

Distributor Relationship	10 years
Domain Names	10 years
IP/Technology/Patents	10 years
Non-Compete covenants	3 years

The Company’s management does not believe any impairment of intangible assets has occurred as of June 30, 2014.

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 8 – ACCOUNTS AND NOTES RECEIVABLE

Accounts receivables

As of June 30, 2014, accounts receivable, net of valuation adjustment related to the changes in San Diego legislation, totaling $1,113,944 represent receivables from clients of the Company’s subsidiary, PVM. The corresponding amount at December 31, 2013 was $1,864,506.

Periodically the Company assesses and reviews the receivables for collectability. As of December 31, 2013, the Company’s management considered all accounts outstanding fully collectible. As of June 30, 2014 due to changes in business environment and contractual covenants the Company established provisions for accounts receivables (valuation adjustment). During the second quarter of 2014, the Company determined that none of San Diego client’s receivables for the contracts signed prior to 2014 were collectable. In addition some Nevada clients could not perform under the contract and requested a settlement, one of the three had an outstanding receivable of $17,000. As the result the Company wrote off these receivables against the provision for sales returns and refunds in the total amount of $842,825 as of June 30, 2014. For further details see Note 9 –Allowances and refunds.

Notes Receivable

During December 2013, the Company entered into a multiple advance secured promissory note for $1,000,000 with a Canadian partner, all transactions with whom are considered to be on an arms-length basis. This note is due on December 10, 2018 and payable, together with interest at 5% per annum. As of June 30, 2014 and December 31, 2013 the outstanding balance of this note receivable was $155,000 and $115,000 respectively.

NOTE 9 – ALLOWANCES AND REFUNDS

Sales Allowances and refunds

Due to changes in legislation in the San Diego market where the number of licenses being granted were reduced from 130 to 32, the Company reassessed the chances of performing its contracts with clients who opted for the San Diego market. Based on the reassessment, the Company identified that it would not be able to perform all the contracts due to the significant reduction in the number of available licenses in late March 2014. Also, during the second quarter of 2014, some Nevada clients could not proceed with the contract and requested a settlement in the form of a partial reimbursement.

As a direct result of the aforementioned, the Company recorded a provision for sales returns and refunds in the amount of $842,825 and recorded a direct reduction in revenue of $22,500 from a contract cancellation both of which were treated as deductions from sales revenue. In addition some of the contracts carried a refund provision. The refunds were estimated by the Company in the amount of $386,885 and accordingly a provision was created reducing sales revenue in 2014.

All provisions for accounts receivables were applied toward the liquidation of the uncollectable receivables during the second quarter of 2014, in the amount of $842,825. Also during the first quarter of 2014 the Company negotiated payments totaling $88,000 and paid out $71,945 from the provisions for refunds during the second quarter of 2014. As of June 30, 2014, the outstanding balance of the provision for refunds was $314,940, this balance is expected to be reimbursed to clients during the third quarter of 2014.

Provisions for sales allowances is disclosed as a separate line in the Consolidated Statements of Operations.

Allowance for doubtful accounts

During the first six months of 2014, the Company identified $145,000 of accounts receivable where management determined that collection was not likely and although the Company will make continued efforts to collect the full value of the various accounts receivable, the Company charged to bad debt expense $145,000.  One account was written off in the second quarter of 2014 leaving a remaining balance of $120,000 as of June 30, 2014.

 MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – MARKETABLE SECURITIES AND CUSTOMER DEPOSITS

Marketable securities

Marketable securities of the Company represent the shares received as a payment from clients for services provided. As of June 30, 2014 and December 31, 2013 the fair value of these marketable securities was $321,043 and $184,800, respectively.

As of June 30, 2014, the Company held as a deposit 7,000,000 restricted shares (issued on September 5, 2013) as payment for $300,000 in accounts receivable billed to a customer. The fair value of the shares as of June 30, 2014 and December 31, 2013 (with 12% discount because of restriction as of December 31, 2013) was $196,000 and $184,800. The value of these unliquidated shares is offset against the outstanding amounts owed to the Company up to $300,000 (the value of receivable of the client) until such time that the shares are liquidated and only at that time that the cash proceeds are used to pay off the receivable will any excess cash received be returned to the client in accordance with the contract.

On May 19, 2014 the Company entered into an agreement with MJ Holdings, Inc., a publicly traded company that provides real estate financing and related solutions to licensed marijuana operators. The Company will market MJ Holdings' real estate financial products and offerings to its consulting clients and will direct all incoming real estate related opportunities to MJ Holdings. Under the agreement, the Company will receive 50% of management fees and profits realized from the real estate opportunities it presents, in addition to warrants to purchase shares in MJ Holdings. The initial term of the agreement is six months, and will renew automatically for successive one month terms, unless one of the parties notifies the other in writing of its the intention to terminate the agreement. During the six month period MJ Holdings, Inc. will issue to the Company 33,333 warrants of common stock on each month’s anniversary of the contract. As of June 30, 2014 the Company received two warrants for the services provided under the agreement. The following table represents the initial recognition value and subsequent adjustment as of reporting date:

	Initial Recognition	Fair Value		Fair Value as of
Warrants	Fair Value	at Conversion	Gain or Loss	June, 30 2014
Warrant #1	$95,866	$(94,719)	$(1,147)	$-
Conversion of the Warrant #1 to 10,825 shares	-	94,719	(10,609)	84,110
Warrant #2	2,666	-	38,267	40,933
Total	$98,532	$-	$26,511	$125,043

At initial recognition the value of warrants is recorded as “Marketable securities” and revenue for services provided. Subsequent to initial recognition all valuation adjustments are reflected through other income (expense) as “Unrealized gain or losses from marketable securities”. In June 2014, warrant #1 was converted to 10,825 shares of MJ Holdings common stock through the cashless exercise option. The fair value of the shares as of June 30, 2014 was $84,110. The Company uses the published closing price of the stock to value the stock held by the Company.

The Company uses a Black-Scholes model to measure the value of the warrants. The following data were introduced in the model in order to assess the value of the warrants assuming that the Company expects to keep the warrants for six months:

Black-Scholes Calculator Data	Initial Valuation and Recognition		Fair Value as of June 30, 2014
Warrant	#1	#2	#2
Stock price, $	8.69	4.00	7.77
Exercise price, $	6.41503521	8.454933	8.454933
Time to maturity, Years	0.5	0.5	0.475
Annual risk-free rate, %	0.05	0.05	0.07
Annualized volatility, %	70.0	70.0	70.0
Black-Scholes Value per warrant, $	2.876	0.080	1.228
Number of warrants/shares	33,333	33,333	33,333
Total value of warrants/shares, $	95,866	2,666	40,933

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – MARKETABLE SECURITIES AND CUSTOMER DEPOSITS, CONTINUED

Customer deposits

Advance payments from customers are recorded as customer deposits on the balance sheet.

Customer deposits	June 30, 2014	December 31, 2013
Advance payments from customers	$397,500	$127,550
Prepaid sales of vaporizers	75,038	75,636
Total customer deposits	$472,538	$203,186

NOTE 11 – SHORT-TERM DEBT

Short-term debt as of June 30, 2014 and December 31, 2013 consisted of:

Short-term debt	June 30, 2014	December 31, 2013
Notes payable to unrelated third party	$-	$75,000
Notes payable to related party	516,674	111,794
Short term loan payable	76,738	-
Total short-term debt	$593,412	$186,794

Note payable to unrelated party was signed on March 22, 2013 and was due on April 22, 2014, bearing an interest rate of 10% per annum. The note was paid in full.

The notes payable to related parties bear no interest.

The short term loan represents the outstanding balance of the financing in the amount of $137,160 for the Directors’ & Officers’ liability insurance. The financing bears 4.25% interest and is payable in monthly payments of $15,511 for nine months with the first payment due on March 5, 2014 and the last payment due on November 5, 2014.

NOTE 12 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other currents assets as of June 30, 2014 and 2013 consisted of:

Prepaid expenses and other current assets	June 30, 2014	December 31, 2013
Prepaid expenses:
Rent	$21,951	$3,962
Directors & officers insurance	88,900
Audit	25,000	25,000
Financial consultants	12,083	20,833
Business report	30,000	-
Other vendors	39,632	39,446
Other current assets-
Earnest money deposits	140,000	-
Prepaid expenses and other current assets	$357,566	$89,241

Earnest money deposits consists of monies paid for opening escrow for the purchase of multiple properties to be used to develop retail dispensary or product cultivation facilities.

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company utilizes Vincent Chase Inc., which is a related party and 100% owned by a co-founder of the Company for management advisory and consulting services.  During the six months ended June 30, 2014, the Company incurred $75,000 for these services at the rate of $12,500 per month. The rate was increased to $25,000 per month starting July 1, 2014.

During 2013, the Company issued two promissory notes payable to Vincent Chase Inc., on September 20, 2013 in the amount of $150,000 and on October 28, 2013 in the amount of $100,000. At December 31, 2013 the outstanding amount for the combined notes was $111,794. As of June 30, 2014 the aforementioned notes were repaid in full.

During the first six months of 2014, the Company issued three notes payable to PVM International Inc. (“PVMI”), a related party which is 100% owned by a co-founder of the Company in the amounts of $250,000, $100,000 and $500,000.  These notes were subsequently partially repaid leaving $516,674 outstanding as of June 30, 2014.

During the first three months of 2014, the Company had sales to a related party and shareholder in the amount of $1,000,000. In addition, the same related party paid the Company $150,000 during the first three months of 2014 owed to the Company by an unrelated third party.

On July 9, 2014 the Company repaid $500,000 of the related party notes payable to PVMI.

On July 21, 2014, the Company paid $75,000 to PVMI as a partial payment for advances made by PVMI for escrow deposits used to secure properties for possible license acquisition in the San Diego market area.

On August 13, 2014, the Company issued a note payable to PVMI for $350,000 in exchange for cash received.

NOTE 14 – STOCKHOLDER’S EQUITY

Preferred Stock

In November 2011, the Company issued 6,000,000 shares of $0.001 par value Series A convertible preferred stock to the founder and a shareholder of the Company. This preferred stock can be converted to common stock at a ratio of 1 (one) share of Series A Preferred Stock to 5 (five) shares of common stock.  In October 2012, 3,000,000 shares of Series A Preferred Stock were returned to the Company by the shareholder and reissued to the founder.  In January 2013, the founder returned to the Company the 3,000,000 shares of Series A Preferred Stock and they were immediately cancelled. As of June 30, 2014, there are 3,000,000 shares of Series A Preferred Stock outstanding.

Common Stock

On June 5, 2014 the Company entered into two separate sale agreements with an affiliate company owned by the co-founder of the Company. One was for the sale of all Bio-Tech rights and claims and a contribution for legal costs of $4,800 in exchange for 30,000 shares of Company common stock with a fair value of $604,800 and another for the sale of all the MedVend rights and claims and a contribution for legal costs of $4,800 in exchange for 30,000 shares of Company common stock with a fair value of $604,800. These 60,000 shares of common stock are treated as treasury stock and are able to be reissued.

During the first quarter of 2014, the Company issued 485,830 shares of common stock at the price $5.00 per share, resulting in net cash proceeds of $2,427,859.

On December 19, 2013 the Company declared a 1:1 common stock dividend on each share of outstanding common stock. This stock dividend aggregating 14,762,875 restricted common shares was issued on February 3, 2014. Accordingly, the Company’s 2013 condensed consolidated financial statements have been retroactively stated to reflect the common stock dividend.

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTINGENCIES

The Company leases property for its day to day operations and has recently begun leasing facilities for possible retail dispensary locations and cultivation locations as part of the process of applying for retail dispensary and cultivation licenses.

Office Leases

On August 1, 2011, the Company entered into a lease agreement for office space located in West Hollywood, California through June 30, 2017 at a monthly rate of $14,397. Starting July 1, 2014, the monthly rent increased by 3% to $14,828 per month.

In addition, the Company leases office facilities located at West Hills, California and Scottsdale, Arizona from unrelated third parties at a monthly rate of $1,300 and $1,420. The West Hills lease is on a month to month basis. The Arizona lease is a non-auto renewing lease with the most current agreement covering the period from May 1, 2014 to October 31, 2014.

At December 17, 2013 the Company’s subsidiary Vaporfection International Inc. entered into a 1 year non-cancelable office lease in Deerfield Beach, Florida. The lease started on January 1, 2014 at a monthly rate of $1,981. After December 31, 2014 the lease converts to a month to month basis.

The Company rents virtual offices/meeting spaces in Tokyo, New York, Toronto and Seattle on a month to month basis for an aggregate of approximately $390 per month. The payment is charged to rent expense as incurred.

Total rent expense under operating leases for the three months ended June 30, 2014 and 2013 was $52,129 and $29,893,  and for the six months ended June 30, 2014 and 2013  was $103,602 and $43,914, respectively.

Retail/Cultivation facility leases

The Company’s business model of acquiring retail dispensary and cultivation licenses has made it important to acquire real estate either through lease arrangements or through purchase agreements in order to secure a possible license. On May 8, 2014, the Company entered into a lease agreement for five years with a monthly payment of $7,400 in order to apply for a license and build-out of a location for a client.

The following table is a summary of our material contractual lease commitments as of June 30, 2014:

Year Ending	Office Rent	Retail/Cultivation Facility Lease
2014	$88,968	$44,400
2015	177,936	88,800
2016	177,936	88,800
2017	88,968	88,800
2018	-	88,800
2019	-	29,600
Total	$533,808	$429,200

Real Estate Commitments

As part of the changes in the Company’s business model, the Company entered in various real estate purchase agreements at various times in order to allow the filing of retail dispensary or cultivation facility licenses in certain states and localities. These purchase agreements generally provide for a period of due diligence and a termination clause in the event that the Company is unable to obtain a license for its client. The agreements generally also provide for some monthly payment from escrow in order to compensate the real estate owner for the passage of time until the sale transaction is complete. Most of these payment releases from escrow are nonrefundable but applicable towards the purchase price if the Company decides to proceed with the purchase. The Company intends to close on the real estate where purchase agreements have been signed, or to seek partners to replace the Company on each property purchased.

During the six months period ended June 30, 2014 the Company deposited $140,000 into six escrow accounts in order to secure the purchase of real estate to be used for future retail/cultivation facilities with an aggregate purchase price of $4,639,000. The real estate purchase agreements have closing dates varying between July 18, 2014 and January 30, 2015.  Two of the agreements were subsequently extended.

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTINGENCIES, CONTINUED

Other Commitments

The Company has an obligation to a prior manufacturer of VII products to purchase certain unused components after a certain period of time upon the completion of the purchase of the stock of VII. The amount the Company is now committed to purchase is approximately $56,000.

NOTE 16 – SUBSEQUENT EVENTS

On July 9, 2014, the Company repaid $500,000 of related party notes payable to PVM International, Inc.

On July 19, 2014, the Company received the third warrant for 33,333 shares of common stock as a payment for services provided to MJ Holdings. The warrant was initially valuated at $53,866 using the Black Scholes model.

On July 21, 2014, the Company paid $75,000 to PVM International, Inc. as a partial payment for advances made by PVMI for escrow deposits used to secure properties for possible license acquisition in the San Diego market area.

On July 21, 2014, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with accredited investors (the “Investors”) pursuant to which the Company agreed to sell, and the Investors agreed to purchase, convertible debentures (the “Debentures”) in the aggregate principal amount of $3,000,000, in three tranches, each in the amount of $1,000,000. The initial closing under the Purchase Agreement, for Debentures in the aggregate principal amount of $1,000,000, occurred on July 21, 2014. The Debentures bear interest at the rate of 10% per year (half of which is due at issuance) and are convertible into common stock at a conversion price of $11.75 per share (subject to adjustment in the event of stock splits, stock dividends, and similar transactions, and in the event of subsequent sales of common stock at a lower purchase price (subject to certain exceptions)). Repayment of principal on the debentures, together with accrued interest thereon, is due in seven monthly installments, commencing six months from issuance. The Company may make such payments in cash (in which event the Company will pay a 30% premium) or, subject to certain conditions, in shares of common stock valued at 70% of the lowest volume weighted average price of the common stock for the 20 prior trading days. In connection with the Purchase Agreement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors, pursuant to which the Company agreed to file a registration statement for the shares of common stock issuable upon conversion of, or payable as interest on, the Debentures, within 45 days of the initial closing date under the Purchase Agreement, and to have such registration statement declared effective within 120 days of the initial closing date. Subsequent closings under the Purchase Agreement, each for Debentures in the aggregate principal amount of $1,000,000, will occur, subject to customary closing conditions, within two days of the Company’s filing of a registration statement with the Securities and Exchange Commission under the Registration Rights Agreement, and within 2 days of the effective date of such registration statement.

On July 23, 2014, Mr. Guy Marsala was appointed to fill a vacancy in the board of directors and then was elected Chairman of the Board of Directors of Medbox, Inc. (the “Company”). Immediately afterwards, Dr. Bruce Bedrick resigned as President and Chief Executive Officer of the Company and Mr. Marsala was then appointed President and Chief Executive Officer of the Company.

In connection with Mr. Marsala’s election as President, Chief Executive Officer and Chairman, on July 23, 2014, the Company entered into an employment agreement with Mr. Marsala (the “Employment Agreement”). Pursuant to the Employment Agreement, the Company agreed to engage Mr. Marsala, and Mr. Marsala agreed to serve as the Company’s President, Chief Executive Officer and Chairman, for a two-year term, which term will automatically be extended for successive additional one-year terms, unless either party provides written notice to the other 90 days prior to the expiration of the initial term or any successive term, that Mr. Marsala’s engagement will not be extended. The Company agreed to pay Mr. Marsala a salary of $330,000 per year and to pay Mr. Marsala $2,500 per month for living expenses in the West Hollywood, California area. Mr. Marsala will also be entitled to an annual bonus of up to $250,000, including up to $125,000 in cash and up to $125,000 in equity of the Company, subject to performance criteria and objectives to be established by mutual agreement of the Board of Directors and Mr. Marsala within 90 days of the effective date of the Employment Agreement, and thereafter from time to time by the Board of Directors in consultation with Mr. Marsala. Mr. Marsala will also be entitled to an award of restricted stock units, to be issued within 90 days of the effective date of the Employment Agreement, under an equity incentive plan to be adopted by the Company, in the amount of the greater (by value) of 50,000 shares of common stock or $500,000 of common stock based on the volume weighted average price for the 30 day period prior to the date of the grant. The Company also agreed to make an equal stock award to Mr. Marsala on each anniversary date of the Employment Agreement.

MEDBOX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUBSEQUENT EVENTS, CONTINUED

The Company may terminate the Employment Agreement with or without Cause (as defined in the Employment Agreement) upon written notice to Mr. Marsala. In the event the Company terminates the Employment Agreement without Cause, Mr. Marsala terminates the Employment Agreement with Good Reason (as defined in the Employment Agreement), or the Employment Agreement is not renewed as a result of notice to Mr. Marsala provided 90 days prior to expiration of the initial or a renewal term, Mr. Marsala will be entitled to payment of 1.5 times his annual salary and payment of all remaining lease payments or lease breakage fees on living quarters in the West Hollywood area up to the sum of $2,500 per month, unless the Company takes over the lease, and provided that the Company’s Chief Financial Officer has had a reasonable opportunity to review and approve in writing any such lease or extension thereof or amendment or modification thereto in advance of Mr. Marsala binding himself thereto. Termination by the Company within 365 days of a Change of Control (as defined in the Employment Agreement) in the absence of Cause will conclusively be deemed a termination by the Company without Cause.

After June 30, 2014 the Company, through its operating subsidiaries, Medbox Property Investments, Inc. and MJ Property Investments, Inc. entered into seven additional real estate purchase agreements with an aggregated value of $13,565,000 and paid deposits of $378,000 into the escrow accounts. In addition to amounts already paid, the Company is expecting to pay an additional $82,000 into the escrow accounts for two of the aforementioned seven properties before August 31, 2014. The newly signed agreements have closing dates varying between December 11, 2014 and February 10, 2015.

In order to extend the closing date to October 18, 2014 on two of the real estate agreements previously signed during the second quarter of 2014, the Company paid an additional $35,000 on July 23, 2014, and will make three monthly rent payments not applicable towards purchase price in the amount of $3,200 per month starting July 18, 2014 for one of the agreements, and the Company paid an additional nonrefundable and not applicable toward purchase price fee of $15,000 for the second agreement.

On July 28, 2014, MJ Property Investments, Inc. entered into a promissory note secured by a deed of trust with a seller of a property anticipated to be used for development of a retail store in the state of Washington. The purchase price of the property was $399,000 of which $150,000 was paid on July 23, 2014, and the remaining promissory note of $249,000 bears interest of 12% and has six monthly interest-only payments of $2,490 due beginning August 1, 2014 and the principal fully due on January 30, 2015. In the event of a default, as defined, the interest rate increases to 18% and the note can be accelerated.

During July 2014 one of the real estate properties that MJ Property Investments, Inc. opened escrow on was foreclosed upon and the agreement was canceled and escrow money in the amount of $10,000 was reimbursed to the Company on July 28, 2014.

During July, MJ Property Investments, Inc. allowed the escrows to expire on two agreements with an aggregate purchase price of $2,500,000 and forfeited $100,000 in earnest money in order to negotiate more favorable terms for the purchases.

A summary of open real estate purchase transactions as of August 13, 2014 is represented in the table below:
Property	Purchase price	Initial closing date	Amount paid in escrow	Date escrow opened
1	$3,500,000	12/11/2014	$100,000	07/25/2014
2	3,650,000	01/05/2015	100,000	07/21/2014
3	2,450,000	12/01/2014	100,000	08/13/2014
4	790,000	01/01/2015	30,000	08/12/2014
5	480,000	01/31/2015	5,000	08/12/2014
6	2,100,000	02/10/2015	33,000	08/13/2014
7	595,000	01/31/2015	10,000	08/13/2014
8	695,000	10/18/2014	10,000	06/28/2014
9	820,000	10/18/2014	45,000	06/28/2014
Total	$15,080,000		$433,000

On July 22, 2014 Medbox Property Investments, Inc., entered into a new lease for a facility which will be used in the application process for both a dispensary and cultivation facility. The lease is payable monthly at a rate of $20,000 per month. The lease has a five year term, but is contingent upon license approval which allows for early termination of the lease after January 1, 2015 if the license is not granted.

On August 6, 2014, the board of directors approved the adoption of the 2014 Medbox, Inc. Equity Incentive Plan providing for the issuance of equity based instruments to employees, directors and consultants covering up to an initial total of 2,000,000 shares of common stock.

On August 13, 2014, the Company issued a note payable to PVMI for $350,000 in exchange for cash received.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Medbox, Inc.

We have audited the accompanying consolidated balance sheets of Medbox, Inc. as of December 31, 2013 and 2012 and the related consolidated statements of operations, changes in stockholder’s equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medbox, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Q Accountancy Corporation

/s/ Q Accountancy
Irvine, California
March 28, 2014

MEDBOX, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND 2012

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$168,003	$1,026,902
Marketable securities	184,800	-
Accounts receivable	1,864,506	2,052,000
Note receivable	115,000	-
Inventory	1,269,454	416,254
Prepaid expenses and other current assets	89,241	-
Total current assets	3,691,004	3,495,156

Property and equipment, net of accumulated depreciation of
$49,192 and 43,491, respectively	169,128	51,018

Investments, at cost	1,200,000	-
Intangible assets, net of accumulated amortization of $32,750	653,959	-
Goodwill	1,090,037	-
Deposits and other assets	98,726	4,850
Total assets	$6,902,854	$3,551,024

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$598,314	$265,737
Deferred revenue	-	1,608,280
Notes payable	75,000	50,000
Related party notes payable	111,794	869,038
Customer deposits	203,186	-
Current portion of long-term debt	-	16,428
Total current liabilities	988,294	2,809,483

Long term-debt, less current portion	-	42,420
Total liabilities	988,294	2,851,903

Stockholders' equity
Preferred stock, $0.001 par value: 10,000,000 authorized;
3,000,000 and 6,000,000 issued and outstanding as of December 31, 2013 and
December 31, 2012, respectively	3,000	6,000
Common stock, $0.001 par value: 100,000,000 authorized,
29,525,750 and 27,367,144 issued and outstanding as of December 31, 2013 and
December 31, 2012, respectively	29,526	27,367
Additional paid-in capital	6,785,358	1,150,673
Common stock subscribed	(15,000)	(153,250)
Retained earnings (accumulated deficit)	(888,324)	(331,669)
Total stockholders' equity	5,914,560	699,121
Total liabilities and stockholders' equity	$6,902,854	$3,551,024

See notes to consolidated financial statements.

MEDBOX, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

Revenues, net	$5,223,775	$2,590,579

Cost of revenues	2,587,656	1,051,135

Gross margin	2,636,119	1,539,444

Selling, general and administrative expenses
Selling and marketing	664,383	806,221
Research and development	74,861	176,964
General and administrative	2,456,435	895,798
Total selling, general and administrative expenses	3,195,679	1,878,983

Loss from operations	(559,560)	(339,539)

Other income (expense), net	6,905	(4,948)

Loss before provision for income taxes	(552,655)	(344,487)

Provision for income taxes	4,000	-

Net loss	$(556,655)	$(344,487)

Earnings per share attributable to common stockholders
Basic	$(0.02)	$(0.01)
Diluted	$(0.01)	$(0.01)
Weighted average shares outstanding
Basic	28,971,983	25,119,175
Diluted	44,506,230	55,119,175

See notes to consolidated financial statements.

MEDBOX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

							Retained
					Additional		Earnings	Total
	Preferred Stock		Common Stock		Paid-In	Common Stock	(Accumulated)	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Subscribed	(Deficit)	Equity

Balances at January 1, 2012	6,000,000	$6,000	20,829,678	$20,830	$270,545	$-	$12,818	$310,193
Issuance of common stock for acquisition PVMI	-	-	4,000,000	4,000	(4,000)	-	-	-
Buyout of PVMI shareholders	-	-	-	-	(125,000)	-	-	(125,000)
Issuance of common stock, net of issuance costs	-	-	2,463,366	2,463	855,952	-	-	858,415
Subscriptions for common stock, net of issuance costs	-	-	74,100	74	153,176	(153,250)	-	-
Net loss	-	-	-	-	-	-	(344,487)	(344,487)
Balances at December 31, 2012	6,000,000	6,000	27,367,144	27,367	1,150,673	(153,250)	(331,669)	699,121
Issuance of common stock, net of issuance costs	-	-	2,115,100	2,115	4,484,426	-	-	4,486,541
Cancellation of preferred stock	(3,000,000)	(3,000)	-	-	3,000	-	-	-
Proceeds of common stock subscribed	-	-	-	-	(138,250)	138,250	-	-
Issuance of warrants for acquisition of Vaporfection	-	-	-	-	1,166,000	-	-	1,166,000
Issuance of common stock for accounts payable	-	-	43,506	44	119,509	-	-	119,553
Net loss	-	-	-	-			(556,655)	(556,655)
Balances at December 31, 2013	3,000,000	$3,000	29,525,750	$29,526	$6,785,358	$(15,000)	$(888,324)	$5,914,560

See notes to consolidated financial statements.

MEDBOX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities
Net loss	$(556,655)	$(344,487)
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	69,564	29,922
Gain on sale of property and equipment	(20,682)	-
Changes in operating assets and liabilities
Accounts receivable	3,400	(2,052,000)
Inventory	(684,648)	(316,254)
Prepaid expenses and deposits	(36,725)	-
Accounts payable and accrued expenses	(243,458)	190,668
Deferred revenue and customer deposits	(1,464,193)	1,608,280
Net cash (used in) operating activities	(2,933,397)	(883,871)

Cash flows from investing activities
Receipts on (issuance of) note receivable	(115,000)	104,650
Purchase of property and equipment	(134,451)	-
Advances for investments	(1,250,000)	-
Net cash provided by (used in) investing activities	(1,499,451)	104,650

Cash flows from financing activities
Receipts on advances to officer	-	177,050
Related party notes payable, net	(746,285)	744,038
Payments on long term debt	(16,307)	(15,771)
Issuance of (payments on) notes payable	(150,000)	50,000
Dividends paid to subsidary's shareholders	-	(49,965)
Proceeds from issuance of common stock, net	4,486,541	858,415
Net cash used by financing activities	3,573,949	1,763,767

Net decrease in cash	(858,899)	984,546
Cash, beginning of period	1,026,902	42,356
Cash, end of period	$168,003	$1,026,902

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,106	$4,975
Cash paid for income tax	$10,851	$59,141

Non- cash transactions:
Marketable securities received for accounts receivable	$184,800	$-
Liabilities assumed for Vaporfection	$73,739	$-
Debt repayments	$53,500	$-
Cancellation of preferred stock	$3,000	$-
Common stock issued for accounts payable	$119,536	$-
Common stock issued for related party notes payable	$-	$125,000
Common stock issued for PVMI	$-	$2,000
Common stock warrants issued for Vaporfection	$1,166,000	$-

See notes to consolidated financial statements.

MEDBOX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Note 1 – Nature of Operations

Business Description

Medbox, Inc. (the “Company”) was incorporated in the state of Nevada on June 16, 1977, originally as Rabatco, Inc., subsequently changing its name on May 12, 2000 to MindfulEye, Inc., and again on August 30, 2011 to Medbox, Inc. The Company, through its subsidiaries Prescription Vending Machines, Inc. dba, Medicine Dispensing Systems, Inc. (“MDS”) and Medbox Technologies, Ltd. (“MT”), is a leader in providing consulting services and patented biometrically controlled medicine storage and dispensing systems to the medical and retail industries. In addition, through its wholly owned subsidiary, Vaporfection International, Inc. (“VII”), the Company sells a line of vaporizer and accessory products online and through distribution partners. The Company is headquartered in West Hollywood, California with offices in Arizona and Florida.

On December 31, 2011, Medbox, Inc. entered into a Stock Purchase Agreement with PVM International, Inc. (“PVMI”).  Pursuant to two separate closings held on January 1, 2012 and December 31, 2012, the Company acquired from PVMI all of the outstanding shares of common stock in (i) Prescription Vending Machines, Inc.,(PVM) (ii) Medicine Dispensing Systems, Inc. (its Arizona subsidiary), and (iii) Medbox, Inc. (its California subsidiary that is currently inactive) (these three listed subsidiaries are hereafter referred to as the “PVMI Named Subsidiaries”), in exchange for two million shares of the Company’s common stock and a $1 million promissory note.

The transaction between Medbox, Inc. and PVMI is deemed to be a reverse acquisition, where Medbox, Inc. (the legal acquirer) is considered the accounting acquiree and the PVMI Named Subsidiaries (the legal acquiree) are considered the accounting acquirer.  The assets and liabilities are transferred at their historical cost with the capital structure of Medbox, Inc. Medbox, Inc. is deemed a continuation of the business of PVMI Named Subsidiaries and the historical financial statements of PVMI Named Subsidiaries are the historical financial statements of Medbox, Inc.  For accounting purposes, the reverse merger is treated as a recapitalization of Medbox, Inc.

The Company’s MDS subsidiary was incorporated in the state of California in 2008 and its subsidiary, MDS was incorporated in the state of Arizona in 2011.

On March 22, 2013, the Company entered into a Securities Purchase Agreement with Vapor Systems International, LLC to acquire 100% of the outstanding common stock of VII in exchange for warrants to purchase 260,854 shares of the Company’s common stock. In addition, the Company agreed to provide up to $1,600,000 in working capital to VII at the Company’s sole discretion which included $175,000 paid to the inventor of certain patents including a warrant to purchase 5,000 shares of the Company’s common stock. This transaction was closed in April 2013.

On December 9, 2013 the Company formed MT, a Canadian corporation to operate as a consulting sales and marketing operation in Canada. As of December 31, 2013 there was no activity for this company.

Stock Split

On December 19, 2013, the Board of Directors of the Company approved a two-for-one stock split of the Company’s common stock, effected in the form of a stock dividend. Each shareholder of record at the close of business on December 18, 2013 received one (1) additional share for every outstanding share held on the record date. The additional shares were distributed on February 3, 2014. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been restated to reflect the effect of this two-for-one stock split for all periods presented. The Company retained the current par value of $0.01 per share for all shares of common stock. Stockholders’ equity reflects the stock split by reclassifying an amount equal to the par value of the additional shares arising from the split from Additional Paid-in Capital to Common Stock.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PVM, MDS, VII and MT. All intercompany transactions have been eliminated. VII and MT, represents additional subsidiaries included in the consolidated financial statements for the year 2013.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements as well as the reported expenses during the reporting periods. Actual results could differ from these estimates.

The Company’s significant estimates and assumptions include the valuation of the Company’s common stock used in the valuation of goodwill, accounts receivable and note receivable collectability, inventory, advances on investments, the valuation of restricted stock received from customers, the amortization and recoverability of capitalized patent costs and useful lives of long-lived assets, and income tax expense, some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. Although the Company believes that its estimates and assumptions are reasonable, they are based upon information available at the time the estimates and assumptions were made.

Accounting Period

The Company’s accounting period ends on December 31st.

Cash Equivalents

The Company maintains cash in bank accounts, consisting solely of deposits held at major banks, which, at times, may exceed federally insured limits. Cash equivalents include investments in open ended money market accounts held at the same major banks. For purposes of the balance sheets and statements of cash flows, the company considers all highly liquid purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions in the United States.  Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.  At December 31, 2013 and 2012, the Company’s uninsured balances totaled $0 and $776,902, respectively. The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

At December 31, 2013 and 2012, four and five of customers represented 60.90% and 64.09% of outstanding receivables, respectively.

Impairment of Long-lived Assets

The Company reviews for the impairment of long-lived assets, including goodwill, intangible assets acquired in the purchase of VII, advances on investments, trademarks and patents, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has not recorded any impairment losses in either 2013 or 2012.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense for the years ending December 31, 2013 and 2012 was $664,383 and $806,221, respectively.

Fair Value of Financial Instruments

Pursuant to ASC No. 825, Financial Instruments, the Company is required to estimate the fair value of all financial instruments included on its balance sheets. The carrying value of cash, accounts receivable, other receivables, inventory, accounts payable and accrued expenses and notes payable approximate their fair value due to the short period to maturity of these instruments. The Company’s marketable securities and related customer deposits require fair value measurement on a recurring basis as the Company has received advance payment of restricted stock in a publicly traded company for contracted services. The Company has no exposure to gain or loss on the increase or decrease in the value of the marketable securities as any shortfall in the ultimate liquidated value of the securities will be supplemented by additional restricted stock from the customer and any liquidation in excess above the Companies billings will be returned to the customer.

Revenue Recognition

The Company applies the revenue recognition provisions pursuant to Accounting Standards Codification 605, Revenue Recognition (“ASC 605”) (formerly SAB Topic 13A), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  The guidance outlines the basic criteria that must be met to recognize the revenue and provides guidance for disclosure related to revenue recognition policies.

The Company recognizes revenue related to consulting fees based upon the terms of the contract. In general, the Company recognizes revenue when a milestone is reached in the contract such as submittal of the license application or if otherwise delineated, such as awarding of a license or securing the location. In addition, if the contract includes the build out of the client location and the installation of Medbox dispensing machines then the remainder of the revenue is recognized when the facility is completed and available for move-in by the client.  The contract terms are broken down in specific milestones with specific attributable revenue to be earned upon successful completion of the milestone terms (i.e. milestone - obtaining the license; condition for the revenue to be recorded - after obtaining the license for the client the company will record a specified amount of revenue attributable to this milestone based on the contract). All milestones from the consulting agreements are considered to be substantive for revenue recognition and the revenue is recorded when the work/condition described is performed/achieved. Revenue related to milestone based contracts was $5,079,336 and $2,590,579 for the years ended December 31, 2013 and 2012, respectively.

In addition, the Company intends to charge maintenance fees for consulting, equipment and software on a monthly basis, and would recognize revenue on these monthly charges when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fee is fixed or determinable and (iv) collectability is reasonably assured. The Company may have chosen for a period of time to waive the service fees that would generate service revenues as a “good will” gesture to its customers while their new businesses begin operations. Since all equipment is new, there is limited need in service and maintenance.

Advance payments from clients in advance of work performed are recorded as customer deposits on the balance sheet.

An allowance for bad debts is established for any customer who is deemed as possibly uncollectible.

Equipment sales not associated with a consulting contract are recognized as the product is shipped and title passes.

Provisions for estimated returns and allowances, and other adjustments are provided in the same period the related sales are recorded.  The Company will at times allow customers to get full refunds should political events prevent the customer from being able to operate his contracted location. The provision for returns as well as an allowance for bad debts will be included in the Company’s balance sheet should the Company deemed such allowances justified. For the years ended December 31, 2013 and 2012, management determined that no such allowances were necessary.

Cost of Revenues

Cost of revenues consists primarily of expenses associated with the delivery and distribution of our products and services.  These include expenses related to the manufacture of our dispensary units, construction expense related to the customer dispensary, site selection and establishment of licensing requirements, and consulting expense for the continued management of the dispensary unit build out, server and security equipment, rent expense, energy and bandwidth costs, and support and maintenance costs prior to client moves in.

Basic and Fully Diluted Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share are computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period from the potential 5 for 1 conversion feature of the Company’s Series A preferred stock outstanding. Potential common shares consist of the incremental common shares issuable upon the exercise of the conversion of the Company’s 260,854 warrants to the sellers of VII as the likelihood of conversion is probable do to the low exercise price per share of $0.001 (using the if-converted method). The computation of basic loss per share for the years ended December 31, 2013 and 2012 excludes potentially dilutive securities of 30,000 and 0, respectively, because their inclusion would be antidilutive.

As of December 31, 2013 and 2012, the Company had 3,000,000 and 6,000,000 shares, respectively of Series A preferred stock outstanding with par value of $0.001 that could be converted into 15,000,000 and 30,000,000 shares, respectively of the Company’s common stock.

Potentially dilutive securities outlined in the table below have been excluded from the computation of diluted net loss per share, because the effect of their inclusion would have been anti-dilutive.

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012

Financing Warrants to purchase common stock	30,000	-

Total potentially dilutive securities	30,000	-

Accounts Receivable and Allowance for Bad Debts

The Company is subject to credit risk as it extends credit to our customers for work performed as specified in individual contracts. The Company extends credit to its customers, mostly on an unsecured basis after performing certain credit analysis.  Our typical terms require a portion of the contract price up front and the rest payable upon certain agreed milestones. The Company’s management periodically reviews the creditworthiness of its customers and provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for bad debts based on our assessment of the current status of individual accounts.  Accounts still outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance for bad debts accounts and a credit to accounts receivable. As of December 31, 2013 and 2012, the Company’s management considered all accounts outstanding fully collectible.

Inventory

Inventories are stated at the lower of cost or market.  Cost is determined on a standard cost basis that approximates the first-in, first-out (FIFO) method.  Market is determined based on net realizable value.  Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.  The Company accumulates costs for the developing of new markets and charges them to the cost of revenues after finalizing work on the consulting agreements for specific market.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred.  When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.  Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.  The estimated useful lives for significant property and equipment categories are as follows:

Vehicles                                  5 years
Furniture and Fixtures          5 years
Office equipment                   3 years

Depreciation expense for the years ending December 31, 2013 and 2012 was $69,564 and $29,922, respectively.

Goodwill

First, the Company qualitatively evaluates annually the recoverability of identifiable intangible assets when events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to a significant decrease in the market value of an asset, a significant adverse change to the extent or manner in which an asset is used, or an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.  Second, if management determines that full recovery may not occur, the Company then quantitatively measures the carrying amount of the asset against the estimated non-discounted future cash flows associated with it. Should the sum of the expected future cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.  The Company acquired Vaporfection International, Inc. as of April 1, 2013 and evaluated the fair value of goodwill based on a projection of estimated future cash flows of the business.  Key assumptions considered were the expected costs and selling prices of the Company’s current main product, the timing, costs and expected selling price of the Company’s product in development at the time of the purchase, expected marketing and sales costs and the general and administrative costs to run the business unit. There is a large amount of uncertainty surrounding how well the market will accept the Company’s newest product which if sales do not meet forecasted expectations could result in a significant decrease in the market value of the business unit and of the recorded value of goodwill. Currently the Company believes that the fair value of Vaporfection International, Inc. is substantially in excess of the carrying value.  As of both December 31, 2013 and 2012, the Company’s management has determined that there has been no impairment losses associated with these assets.

Design costs and trademarks & patents are initially measured based on their fair values at time of purchase. The design costs and trademarks & patents are being amortized on a straight-line basis over the life of the trademarks and are stated at cost net of accumulated amortization.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740.  The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The components of the deferred tax assets and liabilities are classified as current and non-current based on their characteristics.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

In addition, the Company’s management performs an evaluation of all uncertain income tax positions taken or expected to be taken in the course of preparing the Company’s income tax returns to determine whether the income tax positions meet a “more likely than not” standard of being sustained under examination by the applicable taxing authorizes.  This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Reclassifications

Certain amounts from the 2012 consolidated financial statements have been reclassified to conform to the 2013 presentation.

Recent Accounting Pronouncements

There were various accounting updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company's consolidated financial position, consolidated results of operations or cash flows.

Management’s Evaluation of Subsequent Events

The Company evaluates events that have occurred after the balance sheet date of December 31, 2013, through the date which the financial statements were available to be issued. Based upon the review, other than described in Note 16 – Subsequent Events, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

Note 3 - Acquisition

On March 22, 2013, the Company entered into a purchase agreement for 100% of the issued and outstanding common stock of VII owned by Vapor Systems International LLC. The Company issued 260,854 warrants to shareholders of VII allowing them to purchase one (1) share of the Company’s common stock at $.001 per share beginning April 1, 2014. These warrants were valued for the Company’s accounting purposes at $4.47 per share which represented the fair value of the Company’s common stock as determined by the Company’s independent appraiser. In addition, the Company assumed certain liabilities and a 10% convertible note of VII in the aggregate amount of approximately $470,000.  The total value of the acquisition was approximately $1,635,000 and has been allocated in accordance with ASC 805 as per the Company’s independent valuation as follows:

Machinery & Equipment	$70,000
IP and related technology	287,000
Amortizable intangible assets:
Customer contracts and related relationships	314,000
Trade name, trademark, and domain name	46,000
Non-compete covenants	23,000
Goodwill	895,000

Total assets acquired	1,635,000
Fair value of liabilities assumed	(469,000)

Net fair value	$1,166,000

The amortizable intangible assets have useful lives not exceeding ten years and a weighted average useful life of seven years. No amounts have been allocated to in-process research and development and $895,000 has been allocated to goodwill. In addition, from the date of acquisition through December 31, 2013, the liabilities assumed have been increased by approximately $195,000 as they have been accrued or settled.  Accordingly, $195,000 has also been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes.

In addition to the above warrants, the purchase agreement and associated consulting contract with the prior management company of the business unit calls for additional shares to be issued in the event that the performance of the business unit exceeds $11,818,140 of accumulated EBITBA profitability over the subsequent four year operating period. The Company’s issuance of the additional shares is contingent upon future events and accordingly has treated the achievement of that performance provision as being remote and consequently has not assigned any future value to the purchase price.

Note 4 - Investments

On February 8, 2013, the Company entered into an agreement with Bio-Tech Medical Software, Inc. (“Bio-Tech”) which would allow the Company to purchase 833,333 of authorized shares of common stock which would represent 25% of Bio-Tech’s issued and outstanding shares of common stock for $1,500,000.  The Company advanced $600,000 upon execution of this agreement for the right to purchase with the remaining balance of $900,000 due and payable in installments at various dates by August 25, 2013. On June 26, 2013, the Company notified Bio-Tech that it was canceling the agreement. On February 27, 2014, the Company signed a settlement agreement with Bio-Tech. According to the agreement, the Company received full licensed right on biometric inventory tracking technology for the term of five years with no additional monies due. All stock transfers between the companies were canceled and rescinded.

On March 12, 2013, the Company entered into an agreement with three members of Medvend Holdings LLC whereby the Company would acquire 50% of their equity interest in Medvend. The purchase price of the equity interest is $4,100,000; the Company paid an advance of $300,000 upon execution of the contract for the right to purchase and another $300,000 was disbursed as an additional investment to Medvend Holdings LLC.  In May 2013, the three members of Medvend Holdings LLC were named in a lawsuit by that entity’s minority shareholders alleging improper conveyance of the three members’ ownership interest in Medvend Holding LLC to the Company.  Accordingly, also in May 2013, the Company filed suit against Medvend Holdings, LLC and the three members of that entity that were involved in the transaction. As of December 31, 2013, the Company’s management expects a full recovery of its investment.

Note 5 – Inventories

Inventories are stated at the lower of cost or market value.  Cost is determined on a standard cost basis that approximates the first-in, first-out (FIFO) method.

The consolidated inventories at December 31, 2013 and 2012 consist of:

	2013	2012
Work in process and related capitalized costs	$878,956	$275,000
Deposits on dispensing machines	138,423	82,754
Vaporizers and accessories	193,575	-
Dispensing machines	58,500	58,500
Total inventory	$1,269,454	$416,254

Note 6 – Property and Equipment

Property and equipment at December 31, 2013 and 2012 consists of:

	2013	2012
Office equipment	$17,192	$2,509
Furniture and fixtures	73,567	-
Vehicle	-	92,000
Website development	46,922	-
Product development	52,570	-
	190,251	94,509
Less accumulated depreciation	(21,123)	(43,491)
Property and equipment, net	$169,128	$51,018

During 2013, the Company sold a vehicle with an initial value at cost of $92,000 and net book value of $32,818 at the day of sale. The Company received proceeds of $53,500. As a result, the Company recorded a gain of $20,682 related to the sale which has been included in other income on the Company’s statements of operations.

As of December 31, 2013 the $120,596 represents the net book value of the assets acquired from VII, $20,000 represents PVM and $28,532 represents Company assets.

Website development is capitalized and not depreciated until integration into the platform.

Product design costs are related to development of new product and related prototype unit by VII. These development costs are accumulated and capitalized until the date of launching the new product.

Property and equipment of VII were consolidated at fair market value established by independent evaluators at the date of acquisition.

Note 7 – Intangible Assets

The Company acquired certain intangible assets with its purchase of 100% of the outstanding common stock of VII on March 22, 2013.  The Company accounts for intangible assets acquired in a business combination, if any, under the purchase method of accounting at their estimated fair values at the date of acquisition.  Intangibles are either amortized over their estimated lives, if a definite life is determined, or are not amortized if their life is considered indefinite.

	2013	2012
Distributor relationship	$314,000	$-
IP/Technology	303,709	-
Domain names	46,000	-
Non-Compete covenants	23,000	-
	686,709	-
Less accumulated amortization	(32,750)	-
Intangible assets, net	$653,959	$-

Intangible assets of VII were consolidated at fair market value established by independent evaluators at the date of acquisition.

The estimated useful lives for significant intangible assets are as follows:

Distributor Relationship          10 years
Domain Names                          10 years
Non-Compete covenants          3 years

With the recent acquisition of its intangible assets in April 2013, the Company’s management does not believe any impairment of intangible assets has occurred as of December 31, 2013.

Note 8 – Accounts and Notes Receivable

As of December 31, 2013, accounts receivable totaling $1,864,506 represent receivables from clients of the Company’s subsidiary, PVM. The corresponding amount at December 31, 2012 was $2,052,000.

During December 2013, the Company entered in to a multiple advance secured promissory note for up to $1,000,000 with a Canadian partner of which $115,000 was disbursed in 2013. This note is due and payable, together with interest at 5% per annum.  As of December 31, 2013 the outstanding balance of this note receivable was $115,000.

Periodically the Company assesses and reviews the receivables for collectability, as of December 31, 2013, the Company’s management considered all accounts outstanding fully collectible.

Note 9 - Marketable Securities and Customer Deposits

Marketable securities

At December 31, 2013, the Company held as a deposit of 7,000,000 shares (issued on September 5, 2013) as payment for $300,000 in accounts receivable billed to a customer. The fair value of the shares as of December 31, 2013 (with 12% discount because of restriction) was $184,800. The value of these unliquidated shares is offset against the outstanding amounts owed to the Company until such time that the shares are liquidated and the cash proceeds are used to pay off the receivable and any excess cash will be returned to the client in accordance with the contract. For financial reporting purposes, the Company does not classify these shares as investments, but rather as a deposit for receivable settlement.

Customer deposits

Advance payments from customers are recorded as customer deposits on the balance sheet.

	2013	2012
Advance payments from customers	$127,550	$-
Prepaid sales of vaporizers	75,636
Total customer deposits	$203,186	$-

At December 31, 2012 the Company didn’t hold any deposits from customers.

Note 10 – Long-term and Short-term Debt

Long-term debt at December 31, 2013 and 2012 consists of:

	2013	2012
Loan to a bank payable in monthly installments of $1,535 including interest at 8.8% through May 2016. The note is secured by a vehicle.	$-	$58,848
Notes payable to unrelated third party payable		50,000
Total long-term debt		108,848
Less current portion		(16,428)
Long-term portion	$-	$92,420

During 2013 the Company sold the vehicle. The original vehicle acquisition was financed by an auto loan provided by a major bank. The outstanding balance of the loan was repaid in full to the bank with proceeds from the sale of the vehicle.

Short-term debt at December 31, 2013 and 2012 consists of:

	2013	2012
Note payable to unrelated third party payable	$75,000	$-
Notes payable to related party	111,794
Total current debt	$186,794	-

Note payable to unrelated party was signed on March 22, 2013 and is due on April 22, 2014, bearing an interest rate of 10% per annum. Interest expense for 2013 on notes payable amounted to $27,417. The notes payable to related parties bear no interest.

Note 11 – Related Party Transactions

During 2012, the Company issued notes payable to a shareholder in the aggregate amount of $125,000 in exchange for the shareholder’s original investment in PVM common stock.  The notes bear no interest and are due on demand.  As of December 31, 2012, the outstanding balance on the notes was $94,000 and as of December 31, 2013, the notes were paid in full.

On January 1, 2012, the Company issued a note payable to PVMI which is 100% owned by the founder of the Company in the amount of $1,000,000 along with the issuance of 2,000,000 shares of the Company’s common stock for 100% of PVMI Named Subsidiaries and for the exclusive use of patents related to PVMI’s dispensing systems. The note was secured with 1,000,000 shares of the Company’s common stock.  The note was due on demand and bore interest at 10% of the outstanding balance beginning January 1, 2013. The balance at December 31, 2012 was $775,038 and as of December 31, 2013, the note was paid in full.

The Company utilizes Vincent Chase Inc., which is 100% owned by the founder of the Company for management advisory and consulting services.  During the years ended December 31, 2013 and 2012, the Company incurred fees of $262,500 and $230,706, respectively, for these services.

During 2013, the Company issued two promissory notes payable to Vincent Chase Inc., on September 20, 2013 in the amount of $150,000 and on October 28, 2013 in the amount of $100,000.   At December 31, 2013 the outstanding amount for the combined notes was $111,794.

The Company utilizes Kind Clinics, LLC, which is 100% owned by the Chief Executive Officer of the Company for management advisory and consulting services.  During the year ended December 31, 2012, the Company incurred $113,613 in fees for these services.

For the year ending December 31, 2013, the Company paid salary to Dr. Bruce Bedrick, the Chief Executive Officer in the gross amount of $133,991. In addition, during 2013 the Company paid  to Dr. Bedrick various expense reimbursements related to Company construction projects in Arizona in the amount of $98,519 and advances on investments in Bio-tech in the amount of $24,000.

For the year ended December 31, 2012 the Company utilized AVT, Inc., for the procurement, manufacture and assembly of its dispensary units. During 2012, the Company incurred approximately $480,000 and $510,000 in manufacturing costs. In addition, the Company’s existing inventory of dispensary units was held at AVT, Inc.’s manufacturing facility in Corona, California on behalf of the Company. The Company believes that its transactions with AVT, Inc. during 2012 were completed on an arms-length basis.

Note 12 – Stockholder’s Equity

Preferred Stock

In November 2011, the Company issued 6,000,000 shares of its Series A convertible preferred stock, par value $0.001 per share, to the founder and a shareholder of the Company. Each share of preferred stock can be converted into five shares of common stock.  In October 2012, 3,000,000 shares of preferred stock were returned to the Company by the shareholder and reissued to the founder.  In January 2013, the founder returned to the Company the 3,000,000 shares of Preferred stock and they were immediately cancelled.

Common Stock

During 2013, the Company issued 1,079,303 shares of common stock at an average price $5.35, resulting in net cash proceeds of $4,486,541.  In addition, during 2013, the Company had non-cash additions to equity from the issuances of warrants and common stock in connection with the VII acquisition of $1,285,553.

On December 18, 2013 the Company declared a two-for-one (2:1) forward stock split on its outstanding common stock, effectuated in the form of a common stock dividend.  The stock dividend, aggregating in 14,762,875 common shares,  was issued on and announced by the Financial Industry Regulatory Authority (FINRA) on February 3, 2014.  Accordingly, the Company’s consolidated financial statements have been retroactively stated to reflect the  2:1 forward stock split.

Note 13– Income (Loss) Per Share

The calculation of basic and diluted net income (loss) per share for the twelve months ended December 31, 2013 and 2012 is summarized as follows:

	Income (Loss) (Numerator)	Shares (Denominator)	Per-Share Amount

December 31, 2013
Basic EPS:
Net loss attributable to common shareholders	$(556,655)	28,971,983	$(0.02)
Effect of dilutive securities
Convertible preferred stock	---	15,534,247
Diluted EPS:
Net loss attributable to common shareholders and assumed conversions	$(556,655)	44,506,230	$(0.01)
December 31, 2012
Basic EPS:
Net loss attributable to common shareholders	$(344,487)	25,119,175	$(0.01)
Effect of dilutive securities
Convertible preferred stock	---	30,000,000
Diluted EPS:
Net loss attributable to common shareholders and assumed conversions	$(344,487)	55,119,175	$(0.01)

Note 14 – Income Taxes

The Company accounts for income taxes under FASB ASC 740-10, which requires use of the liability method. FASB ASC 740-10-25 provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.

Deferred income taxes are provided for temporary differences arising from using the straight-line depreciation method for financial statement purposes and accelerated methods of depreciation for income taxes, including differences between book and tax for amortizing organization expenses.  In addition, deferred income taxes are recognized for certain expense accruals, allowances and net operating loss carry forwards available to offset future taxable income, net of valuation allowances for potential expiration and other contingencies that could impact the Company’s ability to recognize the benefit.

The Company is required to file federal and state income tax returns.  Various taxing authorities may periodically audit the Company’s income tax returns. These audits would include questions regarding the Company’s tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions.

The Company has not yet undergone an examination by any taxing authorities.  Management has performed its evaluation of all other income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the “more likely than not” standard.  Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax provisions in the accompanying financial statements.

From time to time, the Company may be subject to interest and penalties assessed by various taxing authorities.  These amounts have historically been insignificant and are classified as other expenses when they occur.

The consolidated provision for federal and state income taxes for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Current income taxes
Federal	$(147,442)		$(117,125)
State	(34,335)		(30,450)
	(181,777)		(145,575)
Deferred income taxes
Federal	147,442		117,125
State	38,335		30,450
	185,777		145,575

Provision for income taxes	$4,000	$	---

The components of the Company’s tax rates for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Tax rates
Federal	34.00%	34.00%
State	8.84%	8.84%

	42.84%	42.84%

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes primarily because of depreciation, state income taxes, and the nondeductibility of certain expenses for income tax purposes.

Note 15 – Commitments and Contingencies

The Company may rent property, equipment, transportation equipment, and various clinics on an as needed basis.

On August 1, 2011, the Company entered into a lease agreement for office space located in West Hollywood, California through June 30, 2017 at a monthly rate of $14,397.

In addition, the Company leases office facilities located at West Hills, California and Scottsdale, Arizona from unrelated third parties at a monthly rate of $1,300 and $1,420. The West Hills lease is on a month to month basis. The Arizona lease is a non-auto renewing lease with the most current agreement covering the period from November 1, 2013 to April 30, 2014. In March 2014, a new lease agreement was signed for six months commencing May 1, 2014.

At December 17, 2013 the Company’s subsidiary VII entered in to an agreement for a 1 year non-cancelable lease in Deerfield Beach, Florida. The lease starts on January 1, 2014 at a monthly rate of $1,981, after December 31, 2014 the lease will be on a month to month basis.

The Company rents virtual offices/meeting spaces in Tokyo, London and New York on a month to month basis for approximate $330 per month. The payment is charged to rent expense as incurred.

Total rent expense under operating leases for December 31, 2013 and 2012 was $142,200 and $124,727, respectively.

The minimum future lease payments under non-cancelable operating leases with remaining term in excess of one year at December 31, 2013 were as follows:

Year Ending	Amount

2014	196,531
2015	172,759
2016	172,759
2017	86,379
Total	$628,428

Note 16 – Subsequent Events

In January and February 2014 the Company sold 485,830 shares of common stock at a price of $5.00 per share raising net proceeds of approximately $2,400,000.

The Company’s inventory at December 31, 2013 includes the capitalized costs acquired by the Company during developing of new markets. These costs are charged to cost of revenues after finalizing work on the consulting agreements for specific market by allocation total capitalized costs to the number of clients in the specific market. In late January 2014 the announcement for awarding licenses for dispensaries in Massachusetts was issued and the Company was unsuccessful obtaining any license in that state. As a result, the acquired costs accumulated for developing the market of Massachusetts will be charged to cost of revenues in January 2014 in the amount of $259,657.

In February 2014 the Company issued notes payable to PVMI which is 100% owned by the founder of the Company in the amount of $250,000 and $100,000.  These notes were substantially repaid and as of March 28, 2014 the outstanding balance was $16,574.

The Company retained Vincent Chase Inc. for 2014 for management advisory and consulting services for the monthly compensation of $12,500.

On December 18, 2013 the Company declared a two-for-one (2:1) forward stock split, effectuated in the form of a common stock dividend on each share of its outstanding common stock. The stock dividend was issued on February 3, 2014 in the amount of 14,762,875 common shares.

On February 26, 2013, the Company entered into a Stock Purchase Agreement and Technology Licensing Agreement to acquire 25% or 833,333 shares of Bio-Tech in exchange for $1,500,000 and 700,000 shares of the Company’s common stock. On February 27, 2014 the Company signed a settlement agreement with Bio-Tech. According to the agreement, the Company maintained full license rights on the Bio-Tech technology for the term of five years with no additional monies due from the Company. All stock transfers between the companies were canceled and rescinded.

The Company has elected J. Mitchell Lowe, co-founder of Netflix and former Redbox president, to its Board of Directors, effective March 3, 2014. Mr. Lowe is the first Independent Director of the Company.

VAPOR SYSTEMS INTERNATIONAL, LLC
REPORT AND FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Report of Independent Registered Public Accounting Firm:  F-34

Balance Sheets:                                                                               F-35

Statements of Operations:                                                             F-36

Statements of Members’ Equity (Deficit):                                   F-37

Statements of Cash Flows:                                                            F-38

Notes to Financial Statements:                                                     F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Vapor Systems International, LLC
Boca Raton, FL

We have audited the accompanying balance sheets of Vapor Systems International, LLC (a Florida corporation) as of December 31, 2012 and 2011, and the related statements of operations, members’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vapor Systems International, LLC as of December 31, 2012 and 2011, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred an operating loss and has an accumulated deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Q Accountancy Corporation

Irvine, California
October 18, 2013

VAPOR SYSTEMS INTERNATIONAL, LLC
BALANCE SHEETS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$83	$36,099
Accounts receivable, net of allowance for doubtful accounts of $-0- and $-0-, respectively	4,307	4,800
Inventory	294,896	---
Total current assets	299,286	40,899
Property and equipment, net of accumulated depreciation of $24,590 and $8,197, respectively	36,156	73,768
Intangible assets, net of accumulated amortization of $67,648 and $32,353, respectively	399,099	635,478
Total assets	$734,541	$750,145

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$467,807	$8,115
Accrued liabilities	151,118	29,265
Distributor deposits	59,548	165,226
Related party payables, current	423,204	351,181
Total current liabilities	1,101,677	553,787
Note payable	175,000	---
Related party payable, non-current	---	300,000
Commitments and contingencies	---	---
Members’ equity (deficit):	1,155,000	840,000
Members’ capital	(1,697,136)	(943,642)
Accumulated deficit
Total member’s equity (deficit)	(542,136)	(103,642)
Total liabilities and members’ equity (deficit)	$734,541	$750,145

The accompanying notes are an integral part of these financial statements.

VAPOR SYSTEMS INTERNATIONAL, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012

	2012	2011
Sales	$1,162,199	$128,896
Cost of goods sold	906,832	87,681
Gross margin	255,367	41,215
Operating expenses:	326,377	529,542
General and administrative	155,783	333,269
Sales and marketing	148,731	81,496
Payroll and related expenses	51,688	40,550
Depreciation and amortization	284,775	---
Impairment of long lived assets

Total operating expenses	967,354	984,857

Loss from operations	(711,987)
Other income (expense):	(40,435)	(943,642)
Interest expense	(1,072)	---
Other expense		---

Total other income (expense)	(41,507)	---

Loss before provision for income taxes	(753,494)	(943,642)
Provision for income taxes	---	---
Net loss	$(753,494)	$(943,642)

The accompanying notes are an integral part of these financial statements.

VAPOR SYSTEMS INTERNATIONAL, LLC
STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012

	Members’ Capital		Accumulated Deficit		Total Members’ Equity (Deficit)
Balance, January 1, 2011	$	---	$	---	$	---
Capital contributions		840,000		---		840,000
Net loss				(943,642)		(943,642)
Balance, December 31, 2011		840,000		(943,642)		(103,642)
Capital contributions		315,000		---		315,000
Net loss		---		(753,494)		(753,494)
Balance, December 31, 2012		$1,155,000		$(1,697,136)		$(542,136)

The accompanying notes are an integral part of these financial statements.

VAPOR SYSTEMS INTERNATIONAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012		2011
Cash flows from operating activities:
Net loss		$(753,494)		$(943,642)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		51,688		40,550
Impairment of long lived assets		284,775		---
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable		493		(4,800)
(Increase) in inventory		(294,896)		---
Increase in accounts payable		459,692		8,115
Increase in accrued liabilities		121,853		29,265
Increase (decrease) in distributor deposits		(105,678)		165,226
Net cash used in operating activities		(235,567)		(705,286)
Cash flows from investing activities:
Purchase of property and equipment		(13,556)		(81,965)
Capitalized cost of intangibles		(48,916)		(67,831)
Net cash used in investing activities		(62,472)		(149,796)
Cash flows from financing activities:
Increase (decrease) in related party payables		(102,977)		51,181
Proceeds from the issuance of note payable		175,000		---
Capital contributions		190,000		840,000
Net cash provided by financing activities		262,023		891,181
Net increase (decrease) in cash and cash equivalents		(36,016)		36,099
Cash and cash equivalents, beginning of year		36,099		---
Cash and cash equivalents, end of year		$83		$36,099

Supplemental disclosure of cash flow information
Cash paid for :Interest		$40,435	$	---
Income taxes	$	---	$	---
Non-cash transactions:
Acquisition of intangibles for related party note	$	---		$600,000
Related party note reduction for impairment		$250,000	$	---
Capital contribution for related party payable		$125,000	$	---

VAPOR SYSTEMS INTERNATIONAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1. BUSINESS AND ORGANIZATION

Vapor Systems International, LLC (the Company) was formed as a limited liability company in the State of Florida in 2011. The company manufactures vaporizers for the use with herbal, plant and medicinal products to provide a healthier smoke-free and high-quality, vapor release of the products active ingredients.

The Company sells its vaporizers online and through various distributions throughout the United States.

2. GOING CONCERN

As shown in the accompanying financial statements, the Company has an accumulated deficit of ($1,697,136) since inception through December 31, 2012, and has a working capital deficit of ($802,391) as of December 31, 2012. The Company’s present revenues are insufficient to meet operating expenses. Additional debt and equity financing will be required by the Company to fund its activities and to support operations. However, there is no assurance that the Company will be able to develop profitable operations. Management has devoted substantially all of its efforts to develop its existing products line. These factors, among others, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual amounts could materially differ from those estimates.

Concentrations of Credit Risk

The Company currently maintains substantially all of its day-to-day operating cash with a major financial institution. At times, cash balances maybe in excess of the amounts insured by the Federal Deposit Insurance Corporation (FDIC). Management believes the financial risk associated with these balances is minimal and has not experienced any losses to date.

For the year ended December 31, 2011, one (1) customer accounted for 100% of the company’s outstanding receivables.

Cash and Cash Equivalents

For purposes of the balance sheets and statements of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company is subject to credit risk as it extends credit to its customers, some of whom are outside the United States. The Company extends credit to its customers, mostly on an unsecured basis after performing certain credit analysis. The Company’s domestic terms are net 30 days.

Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable.

Inventory

Inventory is valued at the lower of cost or market, using the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the year. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from three to thirty-nine years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the related lease term.

Intangible Assets

Intangible assets are carried at cost and consist of trademarks and patents. Amortization is provided on the straight-line basis over the estimated useful lives of the respective assets, ranging from ten to seventeen years.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. During the year ended December 31, 2012, the Company recorded an impairment loss on its long-lived assets in the amount of $284,775 as discussed in Notes 6 and 7.

Revenue Recognition

The Company sells product through two principal channels: 1) through distributors and dealers; and 2) directly to consumers. Revenue is recognized when title and risk of loss passes, which can be on the date of shipment or the date of the receipt by customer, prices are fixed and determinable, and collectability is reasonable assured. Payment terms vary by customer but are typically less than 60 days. Occasionally products are returned and accordingly, the Company maintains an estimated sales return that is recorded as a reduction in revenue. Product returns were not significant for the years ended December 31, 2012 and 2011.

Income Taxes

Federal and state income taxes are not payable by the Company (an LLC). Members are taxed individually on their respective share of Company earnings, allocated in accordance with the terms of the operating agreement. Accordingly, no provision, for federal or state income taxes has been included in these financial statements.

The LLC applies ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the years ended December 31, 2012 and 2011, the LLC has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The LLC recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. The LLC is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Comprehensive Income (Loss)

The Company reports and displays its components of comprehensive income or loss in its financial statements with the same prominence as other financial statement amounts. For the years ended December 31, 2012 and 2011, the Company had no other components of comprehensive loss of other than its net loss as reported on the statement of operations.

Shipping and Handling Costs

The company classifies freight billed to customers as sales revenue and the related freight costs as cost of sales.

Advertising and Promotion

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising and promotion costs were $64,092 and $33,504 for the years ended December 31, 2012 and 2011, respectively.

Research, Development and Engineering Expenses

Research and development costs are charged to expense as incurred. Costs include expenditures for new product and manufacturing processes innovation and improvements to existing products and processes. Costs primarily consist of salaries, wages, consulting and depreciation and maintenance of research facilities and equipment.

Warranty Obligation

The Company offers a one (1) year warranty on its products. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the net costs to repair or otherwise satisfy the claim. The Company includes the warranty obligation in accrued liabilities on the Company’s balance sheets.

Fair Value of Financial Instruments

In addition to the financial instruments listed above, the Company’s financial instruments also include cash and cash equivalents, accounts receivable, inventory, accounts payable and accrued expenses. The fair values of these instruments approximated the carrying values as of December 31, 2012 and 2011 due to their short term nature.

Recent Accounting Pronouncements

In December 2011 and January 2013, the FASB issued new accounting guidance related to disclosures on offsetting assets and liabilities on the balance sheet. This newly issued accounting standard requires and entity to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. Since the accounting guidance only impacts disclosure requirements, its adoption will not have a material impact on the Company’s financial statements.

In July 2012, the FASB updated the accounting guidance related to annual and interim indefinite-lived intangible asset impairment testing. The updated accounting guidance allows entities to first assess qualitative factors before performing a quantitative assessment of the fair value of indefinite-lived intangible assets. If it is determined on the basis of qualitative factors that the fair value of indefinite-lived intangible assets is more likely than not less than the carrying amount, the existing quantitative impairment test is required. Otherwise, no further impairment testing is required. The Company does not expect adoption to have a material impact on the Company’s financial statements.

There were various accounting updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company's financial position, results of operations or cash flows.

4. ASSET ACQUISITION

In February 2011, we entered into an Asset Purchase and Sale Agreement with Vaporfection Vaporizers, Inc. and its founder (collectively, the sellers) to acquire certain intellectual property,including related trademarks and patents, for $600,000 through the issuance of a note payable in the amount of $450,000, member equity interest in the $62,500, and cash of $87,500. In connection with the agreement, we also entered into an Employment Agreement with the founder for a four-year term with compensation in the amount of $150,000 per annum. In addition, the founder (employee) will receive a royalty on the first 10,000 units sold during each year of the employment term in the varying amount of $5.00 – $20.00 per unit, and a 10% net profit royalty of any new product(s) developed during the employment term. The company maintains the right to extend the Employment Agreement for successive one (1) year terms following the initial employment period.

5. INVENTORY

Inventory consisted of the following as of December 31, 2012 and 2011:

	2012	2011
Raw materials and components	$123,726	$-
Finished goods	171,170	-
Inventory, net	$294,896	$-

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2012 and 2011:

	2012	2011
Furniture, fixtures and office equipment	$21,581	$21,581
Web development	39,165	60,384
	60,746	81,965
Less: accumulated depreciation	(24,590)	(8,197)
Property and equipment, net	$36,156	$73,768

Depreciation expense was $16,393 and $8,197, respectively, for the years ended December 31, 2012 and 2011. During the year ended December 31, 2012, the Company determined that certain capitalized web development costs were no longer viable and impaired those identified costs in the amount of $34,775.

7. INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2012 and 2011:

	2012	2011
Trademarks and patents	$466,747	$667,831
Less: accumulated amortization	466,747	667,831
	(67,648)	(32,353)
Intangible assets, net	$399,099	$635,478

Amortization expense was $35,295 and $32,353, respectively, for the years ended December 31, 2012 and 2011. During the year ended December 31, 2012, the Company determined that certain trademarks and patents acquired in the prior year were not expected to be utilized and therefore recorded an impairment of $250,000 associated with those costs.

Future amortization expense is as follows:

Years Ending December 31,

2013	$29,172
2014	29,172
2015	29,172
2016	29,172
Thereafter	282,411
$399,099

8. COMMITMENTS AND CONTINGENCIES

Litigation and Claims

The Company is subject to certain outside claims and litigation arising in the ordinary course of business. In the opinion of the Company’s management, based on consultation with legal counsel, the outcome of such matters are not expected to have a material effect on the Company’s financial position or results of operations.

9. RELATED PARTY TRANSACTIONS

Periodically throughout the year, the Company receives advances from its managing member that is used for working capital purposes. These advances are non-interest bearing and are to be repaid as cash becomes available. The outstanding balances of advances as of December 31, 2012 and 2011 were $76,180 and $223,204, respectively. In addition, the Company management fees in the amounts of $257,600 and $299,000 for the years ended December 31, 2012 and 2011, respectively.

The Company issued a note payable to a member for the purchase of assets in the amount of $450,000 as described in Notes 4 and 10. In connection with the impairment of the trademarks and patents as discussed in Note 7, the note payable to the member was reduced by $250,000. The outstanding balance on the note as of December 31, 2012 and 2011 was $175,000 and $450,000, respectively.

In addition, the Company accrued $25,000 in royalty to the member for the assets purchased in Note 4 as of December 31, 2012.

10. NOTES PAYABLE

As described in Note 4, in February 2011 the Company issued a note payable in the amount of $450,000 to the founder of Vaporfection Vaporizers, Inc. for the acquisition of certain trademarks, patents and other intellectual property. In addition, the founder became an employee and member of the Company. Pursuant to the acquisition agreement, the note bears no interest and is payable in annual installments of $150,000 on January 1st of each succeeding year through 2014.

In June 2012, the Company entered into financing agreement with an unrelated third party in the amount of $175,000. Per the terms of the agreement, the note is payable in monthly installments of $2,625 and bears interest at the rate of 18% per annum. In October 2012, the company defaulted on the note and began negotiations to reach an agreement for payment with the note holder. As of December 31, 2012, the outstanding balance plus accrued interest on the note was $188,710. On January 2, 2013 the company entered into a Forbearance Agreement with the note holder, whereby the note’s interest rate will be reduced to 15% per annum and payment in full including interest will be made by the company within one (1) year from the date of the agreement.

Following is the maturities of the outstanding notes payable as of December 31st:

Years Ending December 31,

2013	$175,000
2014	175,000
350,000
Less: current portion	(175,000)
Long-term note payable	$175,000

11. SUBSEQUENT EVENTS

In January 2013, the Company entered into a Forbearance Agreement with an unrelated third party for payment on its outstanding note payable in the amount of $188,710 as described in Note 10.

In February 2013, the Company entered into an operating lease agreement for its office facilities. Per the terms of the agreement, rent is payable in the amount of $1,800 per month. The agreement is for an initial term of three (3) months that is automatically renewed for the same duration until terminated by either party in accordance with the agreement.

In March 2013, the Company entered into an agreement whereby the Company would effect a statutory merger with a newly formed entity, Vaporfection International, Inc. (a Florida Corporation) (VII), and transfer substantially all of its assets and certain liabilities to VII and exchange all of its outstanding members interests for 100% of the outstanding common stock of VII.

In connection with the merger, VII entered into an agreement to sell 100% of its outstanding common stock in exchange for 260,854 warrants of Medbox, Inc with the right to purchase Medbox common stock beginning in April 2014.

In June 2013, the company’s successor, VII, entered into an agreement with its primary manufacturer of its products for payment of its outstanding accounts payable with the manufacturer in the amount of approximately $291,000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution.

We will pay all expenses in connection with the registration and sale of the common stock by the selling shareholders.  The estimated expenses of issuance and distribution are set forth below.

SEC filing fee	$2,900
Legal expenses	$80,000	*
Accounting expenses	$15,000	*
Miscellaneous	$10,000	*
Total	$107,900	*

* Estimate

Item 14.   Indemnification of Directors and Officers.

Neither our Articles of Incorporation nor Bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statute (“NRS”). NRS Section 78.7502 provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any the defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

Item 15.    Recent Sales of Unregistered Securities.

On November 11, 2011, we issued an aggregate of 6,000,000 shares of our Series A Preferred Stock to Vincent Mehdizadeh and Shannon Illingworth in exchange for services rendered to the Company.  3,000,000 shares were subsequently cancelled and returned to treasury.

On June 13, 2013, we issued to Moody’s Capital Solutions, Inc. warrants to purchase 15,000 shares of our common stock at an exercise price of $31 as consideration for their services as finder in identifying an accredited investor who participated in our private offering. The warrants expire June 13, 2018.

From January 1, 2012 through December 31, 2012, the Company sold 1,168,733 shares of common stock to accredited investors for an average of $1.15 per share, or aggregate proceeds of $1,359,050, including carry-over shares through January of 2013, deemed by management to be materially part of the prior period.

On April 1, 2013, we issued warrants to purchase 260,864 shares of our common stock to Vapor Systems International in exchange for the outstanding shares of Vaporfection International, Inc., which is now our wholly owned subsidiary, which were subsequently split up and reissued to the individual owners of Vapor Systems International, LLC. The warrants have an exercise price of $.001 per share, subject to adjustment for stock dividends, subdivisions or combinations of the common stock, reclassifications and similar transactions, and are exercisable beginning on March 21, 2014 until April 1, 2018.

During the year ending December 31, 2013 we issued 1,079,303 shares of common stock and received gross proceeds in the amount of $5,772,094 (of which $4,486,541 was cash and $1,285,553 non-cash).

From January to March 31, 2014 the company issued 485,830 shares of common stock at a price of $5.00 per share raising proceeds of $2,429,150. This offering ceased in February 2014.

On July 21, 2014, the Company entered into a securities purchase agreement, and on September 19, 2014 and October 20, 2014, the Company entered into amendments thereto (as amended, the “July 2014 Purchase Agreement”) with accredited investors (the “July 2014 Investors”) pursuant to which the Company agreed to sell, and the July 2014 Investors agreed to purchase, convertible debentures (the “July 2014 Purchase Agreement Debentures”) in the aggregate principal amount of $3,500,000, in five tranches, each in the amount of $1,000,000. The initial closing under the July 2041 Purchase Agreement, for July 2014 Purchase Agreement Debentures in the aggregate principal amount of $1,000,000, occurred on July 21, 2014. The second closing under the July 2014 Purchase Agreement, for July 2014 Purchase Agreement Debentures in the aggregate principal amount of $1,000,000, occurred on August 25, 2014. The third closing under the July 2014 Purchase Agreement, for a July 2014 Purchase Agreement Debenture in the principal amount of $500,000, occurred on September 26, 2014. The fourth and fifth closings, each for July 2014 Purchase Agreement Debentures in the aggregate principal amount of $500,000 will occur, subject to customary closing conditions, within 2 days and 5 business days, respectively, of the effective date of this registration statement.

The July 2014 Purchase Agreement Debentures bear interest at the rate of 10% per year (half of which is due at issuance) and are convertible into common stock at a conversion price of $11.75 per share (subject to adjustment in the event of stock splits, stock dividends, and similar transactions, and in the event of subsequent sales of common stock at a lower purchase price (subject to certain exceptions)). Repayment of principal on the debentures, together with accrued interest thereon, will begin on the eleventh day of the fourth month after issuance and will continue on the eleventh day of each of the following 8 successive months thereafter. On each such payment date, the Company will redeem one-ninth of the face amount of the July 2014 Purchase Agreement Debentures, except that, (1) the first and second amortization payments will be for one-sixth of the face amount of the July 2014 Purchase Agreement Debentures, and (2) the eighth and ninth amortization payments will be for one-eighteenth of the face amount of the July 2014 Purchase Agreement Debentures.. The Company may make such payments in cash (in which event the Company will pay a 30% premium) or, subject to certain conditions, in shares of common stock valued at 70% of the lowest volume weighted average price of the common stock for the 20 prior trading days.

On September 19, 2014, the Company entered into a securities purchase agreement, and on October 20, 2014, the Company entered into an amendment thereto (as amended, the “September 2014 Purchase Agreement”) with an accredited investor (the “September 2014 Investor”) pursuant to which the Company agreed to sell, and the September 2014 Investor agreed to purchase, convertible debentures (the “September 2014 Purchase Agreement Debentures”) in the aggregate principal amount of $2,500,000, in two tranches, the first in the amount of $1,000,000, and the second in the amount of $1,500,000. The initial closing under the September 2014 Purchase Agreement, for a September 2014 Purchase Agreement Debenture in the principal amount of $1,000,000, occurred on September 19, 2014. The second closing under the September 2014 Purchase Agreement, for a September 2014 Purchase Agreement Debenture in the principal amount of $1,500,000, will occur, subject to customary closing conditions, within 2 days of the effective date of this registration statement.

The September 2014 Purchase Agreement Debentures bear interest at the rate of 5% per year and are convertible into common stock at a conversion price of $11.75 per share (subject to adjustment in the event of stock splits, stock dividends, and similar transactions, and in the event of subsequent sales of common stock at a lower purchase price (subject to certain exceptions)). Repayment of principal on the September 2014 Purchase Agreement Debentures, together with accrued interest thereon, is due in nine monthly installments, commencing four months from issuance. The Company may make such payments in cash (in which event the Company will pay a 30% premium) or, subject to certain conditions, in shares of common stock valued at 70% of the lowest volume weighted average price of the common stock for the 20 prior trading days. The Company paid a fee to a designee of the September 2014 Investor in the amount of $50,000 in connection with the first closing under the September 2014 Purchase Agreement, and agreed to pay a fee of $75,000 to a designee of the September 2014 Investor upon the second closing under the September 2014 Purchase Agreement.

In connection with the foregoing, we relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering.

Item 16.   Exhibits.

Exhibit Number	Description

3.1	Articles of Incorporation filed with the Secretary of State on June 16, 1977 (1)
3.2	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on September 18, 1998 (1)
3.3	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on May 12, 2000 (1)
3.4	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on November 16, 2006 (1)
3.5	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on January 11, 2008 (1)
3.6	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on August 4, 2009 (1)
3.7	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on August 21, 2009 (1)
3.8	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on February 14, 2011 (1)
3.9	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on August 30, 2011 (1)
3.10	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on July 15, 2013 (2)
3.11	Amended and Restated Bylaws of Medbox, Inc. dated July 11, 2013 (2)
4.1	Form of Common Stock Certificate of Medbox, Inc. (2)
4.2	Form of Certificate for the Series A Preferred Stock (2)
5.1	Opinion of Sichenzia Ross Friedman Ference LLP (filed herewith)
10.1	Stock Purchase Agreement, effective as of December 31, 2011, by and among Medbox, Inc. and PVM International, Inc. (1)
10.2	Amended and Restated Stock Purchase Agreement effective as of February 26, 2013, by and between Medbox, Inc. and Bio-Tech Medical Software, Inc. (1)
10.3	Amended and Restated Technology License Agreement, dated as of February 26, 2013, by and between Bio-Tech Medical Software, Inc. and Medbox, Inc. (2)
10.4	Membership Interest Purchase Agreement dated as of March 12, 2013 between Medbox, Inc. and Darryl B. Kaplan, Claudio Tartaglia and Eric Kovan (MedVend Holdings) (2)
10.5	Securities Purchase Agreement dated as of March 22, 2013, by and among Medbox, Inc. and Vapor Systems International, LLC (1)
10.6	Amendment Securities Purchase Agreement by and Medbox, Inc. and Vapor Systems International, LLC, dated July 5, 2013 and effective as of March 22, 2013 (2)
10.7	Description of Bruce Bedrick employment arrangement (3)
10.8	Description of Vincent Mehdizadeh employment arrangement (3)
10.9	Exclusive Trademark and Patent License Agreement Between PVM International, Inc. and Medbox, Inc., dated as of April 1, 2013 (1)
10.10	Promissory Note issued to PVMI dated January 1, 2012 (2)
10.11	Agreement between Prescription Vending Machines, Inc. and AVT, Inc. dated February 10, 2010 (1)
10.12	Description of Thomas Iwanski employment arrangement (3)
10.13	Description of Matthew Feinstein employment arrangement (3)
10.14	Settlement Agreement by and between Medbox, Inc. and Bio-Tech Medical Software, Inc. dated as of February 27, 2014 (3)
10.15	Second Amended and Restated Technology License Agreement, dated February 27, 2014, between Bio-Tech Medical Software, Inc. and Medbox, Inc. (3)
10.16	Purchase and Sale Agreement (Bio Tech), dated June 5, 2014, between Medbox, Inc. and PVM International, Inc. (4)
10.17	Purchase and Sale Agreement (Medvend), dated June 5, 2014, between Medbox, Inc. and PVM International, Inc. (4)
10.18	Form of Securities Purchase Agreement, dated July 21, 2014 (5)
10.19	Registration Rights Agreement, dated July 21, 2014 (6)
10.20	Form of Debenture (5)
10.21	Employment Agreement, dated July 23, 2014, between Medbox, Inc. and Guy Marsala (7)
10.22	Consulting Agreement, dated August 18, 2014, between Medbox, Inc. and Dr. Bruce Bedrick (8)
10.23	2014 Equity Incentive Plan (9)
10.25	Securities Purchase Agreement, dated September 19, 2014 (10)
10.26	Registration Rights Agreement, dated September 19, 2014 (10)
10.27	Debenture, dated September 19, 2014 (10)
10.28	Amendment No. 1 to Securities Purchase Agreement, dated September 19, 2014 (10)
10.29	Assignment of Patent, dated July 23, 2014, between PVM International, Inc. and Medbox, Inc. (13)
10.30	Assignment of Trademark Registration, dated July 23, 2014, between PVM International, Inc. and Medbox, Inc. (13)
10.31	Referral Agreement, dated May 19, 2014, between Medbox Property Investments, Inc. and MJ Holdings, Inc. (13)
10.32	Promissory Note, dated August 13, 2014, issued to PVM International, Inc. (13)
10.33	Promissory Note, dated August 15, 2014, issued to Vincent Chase, Inc. (13)
10.34	Consulting Agreement, dated October 13, 2014, between Medbox, Inc. and Vincent Mehdizadeh (11)
10.35	Employment Agreement, dated October 16, 2014, between Medbox, Inc. and C. Douglas Mitchell (12)
10.36	Amendment No. 2 to Purchase Agreement, dated October 20, 2014, between Medbox, Inc. and the Purchasers named therein (14)
10.37	Amendment No. 1 to Purchase Agreement, dated October 20, 2014, between Medbox, Inc. and the Purchaser named therein (14)
21.1	Subsidiaries of Medbox, Inc. (13)
23.1	Consent of Q Accountancy Corporation (filed herewith)
23.2	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)

EX-101.INS	XBRL INSTANCE DOCUMENT (filed herewith)

EX-101.SCH	XBRL TAXONOMY EXTENSION SCHEMA DOCUMENT (filed herewith)

EX 101.CAL	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE (filed herewith)

EX-101.DEF	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE (filed herewith)

EX 101.LAB	XBRL TAXONOMY EXTENSION LABELS LINKBASE (filed herewith)

EX-101.PRE	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE (filed herewith)

(1) Incorporated by reference from the Registrant’s Registration Statement on Form 10, as amended, file no. 000-54928, originally filed on April 10, 2013.

(2) Incorporated by reference from the Registrant’s Registration Statement on Form S-1, as amended, file no. 333-189993, originally filed on July 17, 2013.

(3) Incorporated by reference from the Registrant’s Registration Statement on Form 10, as amended, file no. 000-54928, originally filed on January 21, 2014.

(4) Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on June 10, 2014.

(5) Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on July 25, 2014.

(6) Incorporated by reference from the Registrant’s Current Report on Form 8-K/A filed on July 29, 2014.

(7) Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on July 29, 2014.

(8) Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on August 22, 2014.

(9) Incorporated by reference to the Registrant’s S-8 filed on August 28, 2014.

(10) Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on September 24, 2014.

(11) Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on October 17, 2014.

(12) Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on October 21, 2014.

(13) Incorporated by reference from the Registrant’s S-1 filed on October 3, 2014.

(14) Incorporated by reference from the Registrant’s S-1/A filed on October 21, 2014.

Item 17.   Undertakings.

1.      The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)      To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (B)(1)(i) and (B)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

2.      The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.      The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4.      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.      The undersigned registrant hereby undertakes that, for the purposes of determining liability to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

6.      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

 Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Hollywood, State of California, on November 5, 2014.

Medbox, Inc.

By:	/s/ Guy Marsala
Guy Marsala
Its:	Chief Executive Officer and President
(Principal Executive Officer)

By:	/s/ C. Douglas Mitchell
C. Douglas Mitchell
Its:	Chief Financial Officer
(Principal Financial and Accounting Officer)

Each person whose signature appears below constitutes and appoints Guy Marsala and C. Douglas Mitchell as his true and lawful attorney in fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Guy Marsala	November 5 , 2014
Guy Marsala
Chief Executive Officer, President and Director (principal executive officer)

/s/ C. Douglas Mitchell	November 5, 2014
C. Douglas Mitchell
Chief Financial Officer (principal financial and accounting officer)

/s/ Jennifer Love	November 5, 2014
Jennifer Love
Director

/s/ J. Mitchell Lowe	November 5, 2014
J. Mitchell Lowe
Director

/s/ Ned L. Siegel	November 5, 2014
Ned L. Siegel
Director